UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1 to
FORM 10
GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

GREENHUNTER ENERGY, INC.
(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	20-4864036 (I.R.S. Employer Identification No.)
3129 BASS PRO DRIVE
GRAPEVINE, TEXAS 76051
(972) 410-1044
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, par value $.001 per share
(Title of class)

Item 1 Business
Some of the information contained in this Description of Business may contain forward-looking statements. Such statements can be identified by the use of forward-looking words such as “may,” “will,” “anticipate,” “expect,” “estimate,” “continue” or other such words. These types of statements discuss future expectations or contain projections or estimates. When considering such forward-looking statements, investors should consider the risk factors set forth in the “Risk Factors” section of the Memorandum. These risk factors and other unidentified factors could cause actual results to differ materially from those contained in any forward-looking statement.
     Background
     In September 1999, Ballantrae Healthcare LLC and its affiliated limited liability companies including BTHC IV, LLC, or collectively Ballantrae, were organized for the purpose of operating nursing homes throughout the United States. Ballantrae did not own the nursing facilities. Instead, they operated the facilities pursuant to management agreements and/or real property leases with the owners of these facilities. Although Ballantrae continued to increase the number of nursing homes it operated and in June 2000 had received a substantial equity investment, it was unable to achieve profitability. During 2001 and 2002, Ballantrae continued to experience severe liquidity problems and did not generate enough revenues to cover its overhead costs. Despite obtaining additional capital and divesting unprofitable nursing homes, by March, 2003, Ballantrae was out of cash and unable to meet its payroll obligations.
     On March 28, 2003, Ballantrae filed a petition for reorganization under Chapter 11 of the United States Bankruptcy Code. On November 29, 2004, the bankruptcy court approved the First Amended Joint Plan of Reorganization, or the Plan, as presented by Ballantrae, its affiliates and their creditors. Pursuant to the First Amended Joint Plan of Reorganization, BTHC IV, LLC, was allowed to reincorporate in the State of Delaware as a C corporation in accordance with the state laws applicable to the transformation of a limited liability company to a corporate entity.
     The Company was incorporated in the State of Delaware on June 7, 2005 under the name BTHC IV, Inc. The Company was formed for the purpose of reincorporating BTHC IV, LLC, a Texas limited liability company, in the State of Delaware. BTHC IV, LLC was reincorporated in Delaware by means of a merger into the Company on April 11, 2006.
     In accordance with the First Amended Joint Plan of Reorganization, the Company had no significant assets or liabilities as of the date of the court order confirming the First Amended Joint Plan of Reorganization. However, the Company possessed a shareholder base which made it attractive as an acquisition or merger candidates to operating privately-held businesses seeking to become publicly-held. Such merger or acquisition transactions are typically referred to as “reverse mergers” or “reverse acquisitions.” The First Amended Joint Plan of Reorganization permitted any kind of business transaction which would benefit the shareholders of the Company by allowing them to own an interest in a viable, operating business enterprise.
     Prior to the business combination with BTHC IV, Inc., its principal activity was to develop projects involving the generation, sale and transmission of wind energy in the United States, Canada and Europe.
     In November 2006, management of Wind Hunter expanded its business plan to include other forms of alternative energy. This new business plan was to acquire and operate assets in the renewable energy sectors of not only wind, but also solar, geothermal, biomass and biofuels. Management’s goal was for this entity to become a leading provider of clean energy products offering residential, business and other customers the choice to support clean energy generated from sources such as wind, solar, geothermal, biomass and biofuels (ethanol and biodiesel). Management’s long-term goal is to successfully (i) access the financial markets to raise capital to grow this enterprise and (ii) make acquisitions with equity using publicly traded securities. Management desired to merge Wind Hunter into a shell company with a sizeable shareholder base as the first step in becoming a publicly traded entity.
     On December 6, 2006, Wind Hunter, LLC, a Wyoming limited liability company, completed a “reverse acquisition” with the Company. In exchange for all of the membership interest of Wind Hunter, the Company issued 14,560,000 shares of Common Stock to the sole shareholder of Wind Hunter, or 97.1% of all of the issued and outstanding stock of the Company. Simultaneous with the closing of the transaction with Wind Hunter, LLC, the company changed its name to GreenHunter Energy, Inc. (“GreenHunter”) and increased the number of authorized shares of Common Stock to 100,000,000, consisting of 90,000,000 shares of Common Stock, having a par value of $.001 per share and 10,000,000 shares of preferred stock, having a par value of $.001 per share.
     GreenHunter’s business plan is to acquire and operate assets in the renewable energy sectors of wind, solar, geothermal, biomass and biofuels. We intend to become a leading provider of clean energy products offering residential, business and other customers the choice to support clean energy generated from sources such as wind, solar, geothermal and biofuels (ethanol and biodiesel). Headquartered in Grapevine, Texas, GreenHunter was formed to help change the way power and renewable energy fuels are made and distributed. GreenHunter’s customers are concerned about leaving a better world for future generations and strengthening the economy and the country through energy independence. Purchasing power generated from renewable, domestic resources addresses both of these concerns.
     Renewable energy can be defined as energy from resources that cannot be depleted or are otherwise naturally replenished when the energy is used at a sustainable level or, in other words, energy obtained from sources that are essentially inexhaustible, unlike, for example, the fossil fuels, of which there is a finite supply. Renewable sources of energy include biofuels, biomass, wind, solar and geothermal energy.
     Renewable energy and energy technologies attracted a record $100 billion in investment worldwide in 2006, according to a report from the United Nations Environment Program (UNEP). The trend is expected to continue and the report forecasts that investors could put in $120 billion in 2007.
     Renewable energy sources today produce 2% of the world’s energy, but presently account for 18% of world investment in power generation. Wind power leads, although solar and biofuels are growing quicker from a smaller base. The wind sector had most investment worldwide with 38% of the total, ahead of biofuels at 26% and solar power at 16%.
     The UNEP report attributes the sector’s boom to a range of global concerns that include climate change, increasing energy demand and energy security. Consumer awareness is growing and both federal and state politicians are increasingly moving renewables up the agenda. Also spurring the alternative energy sector’s growth has been the persistently high price of oil, but the UNEP report notes that renewable energy investment is becoming more independent of the price of oil. Other useful considerations include:
•	Renewable energy and energy efficiency markets are becoming more global and enjoying easier access to capital markets

•	Capital is coming from the venture investment community, the stock markets and internal refinancing, signaling the sector’s shift to a more mainstream status

•	Energy efficiency is a significant but largely invisible market, attracting increasing attention as investors realize its important role in meeting rising energy demand

•	Capital investors appear to be more closely aligned with industry proponents in their view of anticipated growth
     GreenHunter Energy is currently focused on the renewable energy sectors of wind, biomass and biofuels. Our assets consist of leases of real property for future development of wind energy projects located in Montana, New Mexico and California, a former waste oil and chemical refinery currently being converted to a biodiesel refinery located in Houston, Texas and a biomass power plant located in El Centro, California. It is our intention in the future to expand our renewable portfolio to possibly include solar, geothermal and ethanol (not corn based). We believe a unique opportunity exists at our Imperial Valley, California holdings to possibly build a “renewable energy campus” that could include some or all of these alternative energy businesses, including solar, geothermal and sugarcane based ethanol.
     The following is a description of renewable energy assets currently owned and recently acquired by GreenHunter Energy, including management’s discussion of the competitive strengths of the assets.

     Biofuels
     Unlike other renewable sources, biomass can be converted directly into liquid fuels called “biofuels” to help meet transportation needs. The two most common types of biofuels are biodiesel and ethanol.
     Ernst & Young recently extended its renewable energy index process to include biofuels. The United States is at the top of the “All Biofuels Index” due to its recent strength and scale of development, its high gasoline and diesel consumption and sophisticated financial markets.
     Biodiesel
     Biodiesel is a clean burning, non-toxic and biodegradable renewable fuel that is an alternative to petroleum diesel. Biodiesel is primarily used in blends with petroleum diesel as a fuel for trucks and automobiles, but can also be used as heating oil and in a variety of other applications, including marine transportation, electrical generation, farming equipment and mining operations.
     Biodiesel contains no petroleum and is a renewable fuel because it can be made from a variety of renewable raw materials, or ‘‘feedstocks’’, including vegetable oils, animal fats and recycled cooking oils. Biodiesel performs comparably to petroleum diesel in terms of fuel economy, horsepower and torque and offers many benefits over petroleum diesel. The use of biodiesel reduces greenhouse gas emissions (both tailpipe emissions and emissions on a total lifecycle basis, including emissions created in the production of biodiesel), as well as other emissions such as particulate matter, carbon monoxide and unburned hydrocarbons. Biodiesel is more biodegradable than petroleum diesel and is also safer to transport due to the higher temperature at which biodiesel ignites, known as its flashpoint. The production of biodiesel may generate emissions credits, which can be traded on various exchanges, both nationally and internationally.
     Biodiesel can be used in its pure form as a direct substitute for diesel fuel or can be mixed at any level with petroleum diesel to create a biodiesel blend. This distinguishes biodiesel from ethanol, which can be blended with gasoline at higher levels only for use in specially modified engines and therefore is not generally used as a direct substitute for gasoline. A blended biodiesel fuel may offer improvements over low-sulphur, unblended petroleum diesel because its increased lubricity has the ability to extend engine life and reduce maintenance costs. In addition, biodiesel has a significantly higher cetane rating, which is a measurement of diesel ignition performance, than petroleum diesel. As a result, biodiesel can improve the ignition performance of diesel engines when it is used in blended or pure form.
     Biodiesel blends at various concentrations can be used in diesel engines without modifications. Biodiesel blends vary according to geographic region and climate, but the most commonly used blends generally range from a blend of 2% biodiesel and 98% petroleum diesel, or B2, up to a blend of 20% biodiesel and 80% petroleum diesel, or B20. We believe that worldwide usage of biodiesel will significantly increase in accordance with government instituted renewable fuels standards and blending mandates, as well as a general increase in the use of diesel.

          Traditional Biodiesel Production Process
     Biodiesel is produced through a process called transesterification, which involves taking naturally occurring carbon chain molecules, known as triglycerides, found in such items as vegetable oils and animal fats, and converting them into methyl esters, the chemical term for biodiesel. This is achieved by reacting triglycerides with an alcohol such as methanol.
     GreenHunter BioFuels, Inc. shall produce biodiesel in a continuous, combination process that has three patents pending.
     Biodiesel is the common name given to liquid fuel made from blending methyl esters with #2 diesel fuel. #2 diesel fuel is commonly known as “diesel” and is a petroleum fuel that has been available to consumers for decades. Methyl esters can be made from naturally occurring, renewable sources of fats and oils (non-petroleum oils). Non-petroleum fats and oils are liquid compounds made up of glycerides that naturally occur in vegetable oil seeds (soybeans, corn, cotton, canola/rape, palm, jatropha, etc.) and in living animals such as cattle, poultry and hogs. Glycerides are multi-part molecules that have a main body or core with one, two or three arms or branches. The main body or core of a glyceride is a glycerin molecule. The arms or branches stemming from the glycerin core are special acid molecules called fatty-acids. Three fatty-acid branches connected to a glycerin core make up a fat/oil molecule that is technically known as a tri-glyceride. Two fatty-acid branches connected to a glycerin core make up a fat/oil known as a di-glyceride and one fatty-acid branch connected to a glycerin core make up a mono-glyceride. When fatty-acid branches break off a glyceride molecule and are present within an oil solution they are referred to as Free Fatty Acids or FFA’s. Non-petroleum fats and oils are typically made up of mostly triglycerides and FFA’s.
     Non-petroleum fats and oils can be made into methyl esters through a chemical reaction called transesterification. To cause transesterification - or, to cause fats and oils to become methyl esters, the fats and/or oils must be mixed with alcohol in the presence of a catalyst. A catalyst is a chemical that helps a chemical reaction proceed more quickly and thoroughly. GreenHunter shall use methanol as the alcohol for the transesterification of vegetable oils and animal fats. Although other alcohols are possible, they are not economically feasible at this time.
     The separation of FFA’s and other compounds from whole triglycerides is known as “refining”. In its biodiesel process, GreenHunter shall continuously refine fats and oils then use a continuous, combination process that transesterifies the fats and oils to methyl esters. The combination aspect of the GreenHunter process will also make it possible to convert the separated FFA’s and other compounds that were refined out of the triglycerides to methyl esters. GreenHunter will use a chemical reaction/process known as acid-esterification to convert FFA’s and other compounds to methyl esters or to glyceride compounds that can, in turn, be converted to methyl esters. Acid-esterification is a chemical reaction where FFA’s are mixed with a strong acid (GreenHunter will use sulfuric acid) in the presence of methanol. Acid-esterification changes FFA’s into mono-glycerides, di-glycerides and methyl esters. The stream of acid-esterified material then rejoins the triglyceride stream going to the transesterification process. By recovering and converting the FFA’s and other compounds to methyl esters, the GreenHunter process will be highly efficient making the most methyl esters from every unit of fat/oil entering the GreenHunter process.
     The by-product of biodiesel or methyl ester production is glycerin. Glycerin is used as an ingredient in a wide range of products and applications, including pharmaceutical and personal care products, foods and beverages, animal feed and plastics. Glycerin can be sold in an unrefined form, in a partially processed form and in a refined form. The GreenHunter process will not refine glycerin, but it will add value to the crude glycerin it produces by neutralizing the glycerin. Neutralizing glycerin makes it more fluid and pourable at cold temperatures. While dry, un-neutralized, crude glycerin will solidify in the range of 80 to 120 degrees F, dry, neutralized glycerin will remain liquid and pourable down to a range of 10 to 20 degrees F.
     The GreenHunter process will achieve feedstock conversion yields of approximately 99% for two reasons. First, the combination process allows recovery and conversion of FFA’s and other compounds to methyl esters. Second, GreenHunter shall use a distillation process to polish or purify its methyl esters. All but 1% (plus or minus) of the non-methyl ester compounds removed in the distillation process shall be recycled to the front of the GreenHunter process for another opportunity to be converted to desirable methyl ester product. The recycled material shall consist of mono-glycerides, di-glycerides and tri-glycerides that were not successfully converted in their earlier exposure to the combination process.
     The GreenHunter process will include the ability to recover and re-use all excess methanol used in the combination process. The GreenHunter BioFuels, Inc. facility in Houston, Texas has a methanol distillation system/department that is five-times larger than required to meet the direct needs of the 105 million-gallon-per year biodiesel production capacity at the Houston site. As a result, GreenHunter BioFuels, Inc. has the ability/opportunity to source off-spec methanol from third-party sources, distill it and sell it as a secondary business on the same site.
     GreenHunter methyl esters/biodiesel shall meet or exceed American Society of Testing Materials, or ASTM, and European, or EN, standards - ASTM D6751-07 and EN 14214.

          Biodiesel Quality Standards
     In the U.S, biodiesel quality is measured against the ASTM standard D6751-07, which specifies the 18 required properties of B100 biodiesel for use as a blend component with petroleum diesel fuel. This standard specifies, among other parameters, the maximum amounts of contents of certain matter including acid, free glycerine, total glycerine, water and sediment content, sulfated ash, total sulfur, copper corrosivity, carbon residue and phosphorous.
     In order to be designated biodiesel, you must meet the technical standards of ASTM 06751-07. The EN 14214 Standards are the European standards for biodiesel production. The Company cannot receive the various tax credits available to it if these standards are not met. It is anticipated that these standards will be met once the refinery begins operations. The capital budget of approximately $30 million was developed with these minimal standards as part of the design process. Our pending $150 million credit facility (see “Management’s Discussion and Analysis or Plan of Operation - Overview”) with a large European financial institution and our $60 million redeemable debenture offering will meet our capital needs to complete the refinery construction and provide adequate working capital.
          Feedstocks
     A wide range of feedstocks may be used to produce biodiesel, including vegetable oils (such as soybean and canola oils), palm oils, animal fats (such as tallows and lard), and yellow grease (such as recycled cooking oil and tallows blended together). Historically, the majority of biodiesel produced in North America has been made from soybean oil, whereas the majority of biodiesel produced in the EU has been made from rapeseed oil (aka canola oil). This is largely due to the supply of these two seed oils in these markets and the inability of many technologies to efficiently and economically convert feedstocks with higher FFAs, such as palm, animal fats and recycled oil, into biodiesel. Biodiesel producers choose which feedstock to use based on compatibility with their process technology, price and local availability. Feedstock prices vary substantially over time and feedstocks themselves vary according to local agriculture, weather and soil conditions. In addition to rapeseed oil and soybean oil, potential feedstocks include palm oils and a wide variety of other vegetable oils, such as sunflower, corn and cotton oils. Yellow grease is used in considerably smaller volumes than pure vegetable oils. Our biodiesel production process will process feedstocks at conversion yields in excess of 98%.
     Additional feedstocks may be used to produce biodiesel in the future. For example, we believe that jatropha, an adaptable bush or tree that produces a toxic, inedible oil, has the potential to become an important source of feedstock for biodiesel because it adapts well to semi-arid, marginal soil locations where other higher value food crops cannot be grown. Another potential feedstock is algae. Algae is comprised of approximately 40% triglycerides, and new methods to grow and harvest it on a commercial basis are currently being developed. Governments around the world have demonstrated a strong interest in each of these products as new, potentially abundant sources of feedstock.
     Biodiesel production costs are highly dependent on feedstock costs. Typically, the costs of fats, oils or greases used to make biodiesel constitute a majority of the finished product cost. The economics of biodiesel production are primarily affected by the difference between the prices of feedstocks, some of which are commodities (such as seed oils and palm oil), and the prices for refined biodiesel of ASTM or EN quality as compared to the prices for petroleum diesel. To produce biodiesel economically, a producer must seek to minimize feedstock and other production costs and maximize yield, which is the extent to which feedstock is fully converted into methyl esters. The relative cost of the various feedstocks depend largely on the content of free fatty acids (typically, the higher the FFA content, the lower the cost) and whether the feedstock may be used in the edible food market. Feedstock costs are also influenced by a number of other factors, including consumer demand for food quality feedstocks, industrial demand for non-food quality feedstocks, weather conditions, production levels, availability of feedstock export markets and government regulation. In order to minimize feedstock costs, the ability to utilize a wide
     Once the facility is completed, the Company will be able to process the following feedstocks: soybean oil (refined or crude), palm oil (refined or crude), rapeseed oil, cotton seed oil, jatropha oil, animal fats (beef and poultry), castrol oil and canola oil.
     All of these feedstocks are available to us, both domestically and internationally, throughout the year.

variety of feedstocks efficiently and interchangeably is imperative to gaining a competitive advantage in the biodiesel production market.
     According to the National Biodiesel Board, environmental benefits in comparison to petroleum based fuels include:

•	Biodiesel reduces by as much as 65% the emission of particulates, small particles of solid combustion products. This reduces cancer risks by up to 94% according to testing sponsored by the Department of Energy.

•	Biodiesel does produce the same or slightly more (up to 7% more) nitrogen oxide (NOx) emissions than petrodiesel, but these emissions can be reduced through the use of catalytic converters. As biodiesel contains no nitrogen, the increase in NOx emissions may be due to the higher cetane rating of biodiesel and higher oxygen content, which allows it to convert nitrogen from the atmosphere into NOx more rapidly. Properly designed and tuned engines may eliminate this increase.

•	Biodiesel has higher cetane rating than petrodiesel, and therefore ignites more rapidly when injected into the engine. It also has the highest energy content of any alternative fuel in its pure form (B100).

•	Biodiesel is twice as biodegradable as petroleum oils and is non-toxic. Tests sponsored by the United States Department of Agriculture confirm biodiesel is less toxic than table salt and biodegrades as quickly as sugar.

•	In the United States, biodiesel is the only alternative fuel to have successfully completed the Health Effects Testing requirements (Tier I and Tier II) of the Clean Air Act (1990).
     In addition, the National Biodiesel Board lists the following advantages of biodiesel over other alternative fuels:
•	Today, diesel engines can run most biodiesel blends with no modifications

•	Biodiesel does not need investments into new infrastructure. It can use the current distribution and retail infrastructure

•	Biodiesel can be blended in any percentage with petrodiesel

•	Biodiesel has the highest energy content (BTU) of any alternative fuel

•	Harmful emissions (carbon monoxide, particulate matter and hydrocarbons) are reduced by more than 50% compared with petrodiesel

•	Biodiesel is the only alternative fuel to pass Tier 1 and Tier 2 health effects testing required by the Clean Air Act

•	Biodiesel has a positive energy balance
     Biodiesel can capitalize on existing infrastructure to quickly and efficiently satisfy a portion of world energy needs.

          Market Acceptance of Biodiesel
According to the National Biodiesel Board, in the United States:
•	600 major fleets use biodiesel commercially

•	More than 850 retail filling stations offer biodiesel to the public

•	Federal government has mandated the use of 4 billion gallons of renewable fuel in 2006, growing to 7.5 billion gallons in 2012

•	Currently there are 165 plants with production or being planned

International
•	Asia Pacific will overtake North America by 2010

•	As economies mature, demand shifts from industrial use to transportation sectors

•	U.S. is gasoline focused – Asia is diesel focused (gas oil)

•	Biodiesel will have far greater impact on road diesel balances than ethanol will have on gasoline balance
          GreenHunter BioFuels, Inc. (formerly Channel Refining Corporation) Acquisition
     Channel Refining Corporation (“CRC”), a Texas corporation was formed in 1994 to develop a 20 acre industrial parcel located on the Houston ship channel into a waste oil recycling facility. The property was acquired from private individuals who manufactured troop marine transport vessels for the U.S. military. CRC was the first processing operation located on this property. After the waste oil recycling facility was put into operation, the market to purchase used waste oil was dramatically affected by large utilities buying up the available market inventory at a higher price than CRC was capable of economically paying. CRC decided to invest in more sophisticated processing equipment to convert the waste oil recycling refinery into a specialty chemical manufacturing process. Prior to our acquisition, CRC was manufacturing base oils, lubricants, diesel fuels and naptha. Naptha is defined as an intermediate refined product distilled from crude oil. GreenHunter Energy acquired CRC on April 13, 2007 and subsequently changed its name to GreenHunter BioFuels, Inc. CRC did not produce any biodiesel prior to our acquisition.
     GreenHunter BioFuels has several key transportation and distribution attributes including:
•	Feedstock can be delivered by either barge, truck or rail

•	Distribution of finished product can be either shipped by barge, delivered through an on-site truck terminal or possibly loaded onto bulk rail transport

•	An existing dock is capable of unloading 30,000 barrels at any one time
     Prior to our acquisition, CRC did transport its finished products by barge and truck, but did not utilize the rail system located on the property. While it is management’s intention to utilize all three transportation methods once the plant has begun operations, GreenHunter BioFuels is currently utilizing only trucking to transport its commercial grade methanol during the first months of operation.
GreenHunter BioFuels has important current site and processing infrastructure relevant to its new operation including:
•	35,000 barrels of static storage

•	2,800 – 7,500 barrels per day of processing ability

•	Adequate water and power supplies

•	Sophisticated chemical processing instrumentation and controls

•	Additional processing equipment for market inefficiencies

•	Ample expansion area for increased production capacity

•	Ample open acreage for up to an additional 300,000 – 500,000 barrels of storage capacity

          GreenHunter Energy Strategy for the GreenHunter BioFuels Plant
     Our primary business objective is to convert most of the existing processing technology into the nation’s largest commercial biodiesel refinery. Additionally, we plan to be a fuels blender by constructing 300,000 – 500,000 barrels of additional storage facilities. The business of producing biodiesel is not a seasonal business. It is our goal to accomplish this by executing the following business strategies:
•	Design and convert the existing facility to an initial 105 million gallons per year (“mmgy”) biodiesel refinery capable of utilizing multiple vegetable oil feedstocks and animal fats

•	Install ample tankage for 300,000 – 500,000 barrels of bulk storage capacity along with the ability to acquire feedstock and sell finished product at opportune times

•	Maintain a 50 cent or lower capital costs per installed gallon. Management believes the current market for competitors ranges from $1.10 – $1.25 per installed gallon

•	Reduce exposure to commodity price risk through hedging strategies while maintaining enough storage capacity to take advantage of market opportunities

•	Maintain cost control by self-performing as the general contractor in this project

•	Become the low cost producer of BQ-9000 certified biodiesel and biodiesel blends

•	GreenHunter BioFuels believes it will be eligible to take advantage of the following federal/state tax incentives:
o	Federal Biodiesel Excise Tax Credit of $1.00/gallon for straight agri-biodiesel or $.01/percentage point of agri-biodiesel in a petroleum based diesel blend

•	Unique in ability to process contaminated methanol into a commercial grade methanol product. GreenHunter Energy acquired a 45,000 bbl/day methanol processing tower which was located on the Channel Refining site from a third party. The reason this tower is unique is that methanol represents approximately 8-10% of the cost of goods sold in the manufacturing and refining of biodiesel. The Company will only utilize approximately 20% of the methanol tower's capacity. Therefore, it contributes to lower operating cost by purchasing contaminated methanol and re-processing to a 99.85% methanol to be used in a refining process at 40-50% below the cost of pure methanol. In addition, the Company will have additional methanol capacity to further process and sell to other biodiesel producers or support future GreenHunter Energy refineries. Only a few biodiesel producers in the U.S. have an on-site methanol distillation tower.

     We believe that we will complete construction of this facility by the end of March 2008. During this phase of construction, the only operation we are currently conducting is the processing of contaminated methanol into a commercial grade methanol. The capital budget of $30 million for refinery construction and an additional $15 - $17 million for additional storage facilities is expected to be financed by our pending $150 million credit facility with a large European financial institution and our $60 million redeemable debenture offering currently being marketed. The refinery and tank storage are currently being constructed using GreenHunter Energy’s existing capital. The project is approximately one-third completed. Even though not critical to our business, the Company is currently in the process of patenting up to three of its concepts as it relates to the processing of biodiesel at the facility.
          Competitive Strength
     1.  There are approximately 165 biodiesel plants on production or currently being planned in the United States. We will market our biodiesel to users in (i) South Texas and the Gulf Coast and (ii) internationally. Currently approximately 50% of US produced biodiesel is sold in the European market.
     We believe that we are well positioned to achieve our primary business objectives and to execute our strategies due to the following competitive strengths:
•	We have substantially all of the necessary infrastructure in place to begin producing biodiesel by the end of the first quarter 2008

•	The transportation infrastructure of barge, rail and truck provides maximum flexibility to receive and ship products at the most economic cost

•	The ability to be both a producer and a terminal operator/blender provides significant opportunistic advantages for feedstock acquisition and finished product sales

•	Our management team has substantial experience in both the oil and gas industry and environmental business and having historically been the lower cost producer in these industries during their prior careers

•	We plan to have sufficient storage facilities to create hedging opportunities due to control of physical product

•	The future refinery location has transportation infrastructure that is unique in the biodiesel industry:

1.	Ability to bring in by barge all raw materials either domestically or internationally

2.	Rail service for raw materials and finished product shipping on-site

3.	Major interstate within 5 miles
     The multiple transportation options of truck, rail, barge on site and the ability to load large ships nearby create a competitive advantage over other biodiesel production locations within the Midwest and other landlocked facilities. Additionally, future access to interstate pipelines in the Houston Ship Channel area further defines our transportation abilities.

4.	Located in one of the largest U.S. cities (Houston) that also has one of the highest rates of diesel fuel use per capita in the United States

5.	Ability to ship finished product by barge to either domestic or international destinations

6.	Ability to economically access interstate pipelines to transport finished product to major northeast U.S. markets
          Sustainable Competitive Strategy
     Raw materials and finished product transportation assets are an integral part of GreenHunter Energy’s strategy to provide a sustainable competitive advantage. This collection of on-site and in close proximity transportation/distribution assets which are readily available for biodiesel transportation was purchased specifically because it enables maximum diversification of feedstock as well as maximum transportation outlets. We strongly believe “the future is embedded in the present,” which is why we strategically used existing petroleum fuels based transportation and distribution infrastructure rather than build new “greenfield” facilities. Once operational, we do no anticipate that we will be dependent on a single or a few suppliers of feedstock or purchaser of biodiesel, the loss of which would have a material adverse impact on the Company.
     Ethanol
     The vast majority of ethanol that is produced in the U.S. is utilized as fuel. The choice of ethanol-based fuels as an alternative to gasoline has been somewhat controversial in the past, due in part to the subsidies required to make ethanol competitive with gasoline when oil was selling for less than $50 per barrel. Harvesting and production processes for corn ethanol also use significant amounts of energy to fuel tractors, fertilize corn fields, and convert the grain to ethanol, raising questions about the net energy benefits of ethanol. Many blenders add ethanol to gasoline to produce E-10, a blend of 10% ethanol and 90% gasoline that can be used by all cars without any engine, fuel system or other modifications.
     The current technology for making ethanol is mature, and ethanol prices tend to be tied to swings in gasoline prices. On August 8, 2005, President Bush signed the Energy Policy Act of 2005 into law which included a nationwide renewable fuels standard (RFS) that mandates the increase of ethanol and biodiesel production to 7.5 billion gallons annually by 2012. Since 1996, the average price for ethanol sold in the United States was about $1.40 per gallon of ethanol; in the last 10 years, ethanol prices fluctuated between $1.00 and $2.00 per gallon. In January 2006, ethanol prices reached $2.60 per gallon, rising in tandem with recent spikes in gasoline prices due to worldwide crude oil price escalation.
     A recent review by Farrell et al. (2006) in Science has helped resolve the debate about Ethanol’s energetics. It found that corn ethanol production does produce more energy than it consumes and that conventional ethanol also cuts petroleum use while modestly reducing greenhouse gas emissions. Farrell and his colleagues concluded that 100 gallons of ethanol could displace 95 gallons of petroleum. Unlike somewhat dated studies that had previously concluded ethanol had negative energetics, the Farrell et al. analysis accounted for the economic value of by-products from corn ethanol production, notably dried distiller grains (used for animal feed), gluten feed, and corn oil. When these by-products are factored into the equation, grain ethanol can provide positive net energy benefits. Still, if ethanol production is expanded several-fold, it is not clear whether markets for these by-products will continue to remain robust. They also identify significant environmental effects of feedstock (especially corn) production that may limit the desirability of biofuels, notably soil erosion and nutrient runoff that affects the Gulf of Mexico at the Mississippi Delta.
     A significant barrier to increased use of ethanol based on current production technology is problems in the infrastructure for distributing and using ethanol. Ethanol cannot be mixed with gasoline in pipelines because it is hygroscopic (i.e., it attracts water) and is usually shipped from the Midwest to the East and West coasts via unit trains. The United States is currently home to some five million “flex-

fuel” vehicles that can run on E-85, a mixture of 85 percent ethanol and 15 percent gasoline. But many flex-fuel vehicle owners are unaware that they can use E-85—and only about 600 of the nation’s 169,000 service stations currently have E-85 pumps.
     U.S. ethanol production has grown from 1.1 billion gallons in 1996 to 3.9 billion gallons in 2005, an annual compounded growth rate of 32%. The Energy Information Administration, the report arm of the Energy Department, said it predicts that ethanol use will grow to 11.2 billion gallons by 2012, up from 4 billion gallons in 2005.
     Another key factor fueling the growth in ethanol production has been the phase out of MTBE use in reformulated gasoline. Historically, MTBE was the primary oxygenate used in reformulated gasoline, representing 2/3rds of the oxyfuels market. However, reflecting recent evidence that MTBE poses an unacceptable contamination risk to groundwater supplies, many states are seeking ways to reduce or eliminate the use of MTBE from the gasoline supply. MTBE production volume has begun to shift to fuel ethanol as the next most competitive high octane oxygenate substitute, primarily as a result of MTBE’s adverse environmental impacts.
     In the long term, questions also persist about the supply of biomass materials, particularly given that current production in the United States is based on the corn crop. Ethanol production from corn can only be expanded so far before biofuel requirements start impinging on the food supply. New biotechnologies that allow for the manufacture of ethanol from the cellulose found in agricultural and forestry residues can alleviate some of these concerns.
     Researchers are currently investigating a variety of different nonedible “energy crops,” most notably switchgrass, which could reduce the cost of biomass fuel and electricity a decade from now. Waste streams, such as wood chips, sawdust, and pulp from the forest products industry or the organic fraction of municipal solid waste, can also be used to produce alcohol fuels and generate electricity. In his 2006 State of the Union address, President Bush touted cellulosic ethanol as a fuel of the future that could be made from switchgrass and wood chips and enunciated the goal that cellulosic ethanol should be “practical and competitive” with gasoline by 2012.
     Cellulose is the most abundant organic material in the world and it has several distinct advantages as a renewable source for motor fuels. Cellulosic ethanol would not require a radical transformation of energy infrastructure since all cars built for the U.S. market since 1979 already can run on a 10-percent blend of ethanol. In its so-called “Billion Ton” report in 2005, Oak Ridge National Laboratory concluded that the United States had 1.3 billion tons of biomass that could be used to make biofuels with “relatively modest changes” in land use and agricultural and forestry practices. GreenHunter intends on investing in emerging technologies in this sector.
     A number of significant hurdles must be cleared before biofuels production can expand dramatically. Cellulosic ethanol is currently produced only on a precommercial demonstration scale in one plant in Ottawa, Canada. Financing for building commercial biorefineries for this experimental technology is difficult to obtain in the private sector. The cost of manufacturing cellulosic ethanol has fallen sharply in the last five years, owing chiefly to federally supported research efforts by biotechnology companies, who have cut the in-lab costs of enzyme hydrolysis of cellulose to sugars to $0.10–$0.18 per gallon of ethanol from $4.50–$5.50 per gallon in 2000. But cellulosic ethanol is not yet competitive with gasoline or corn ethanol — and likely will not be until a first generation of commercial plants have been built up and are up and running.

     Biopower
     Biopower, or biomass power, is the use of biomass to generate electricity. Biomass is any organic matter, which is available on a renewable or recurring basis, including trees, plants and associated residues; plant fiber; animal wastes; industrial waste; and the paper component of municipal solid waste.
     Biomass is considered to be a replenishable resource because it can be replaced fairly quickly without permanently depleting the Earth’s natural resources. By comparison, fossil fuels such as natural gas and coal require millions of years of natural processes to be produced. Therefore, mining coal and natural gas depletes the Earth’s resources for thousands of generations. Alternatively, biomass can easily be grown or collected, utilized and replaced. Energy crops involve a “closed-loop process” in that they are grown specifically for their ability to generate energy. Crops such as switch grass, cottonwood and sugar cane are attractive for fuel. Additionally, these crops are short rotation crops; they regrow after each harvest, allowing multiple harvests without having to replant. Manure from cattle feedlots and diaries can also be put to practical use as a renewable energy source and a biomass plant feedstock.
     Moreover, using biomass to create energy has positive environmental implications. Carbon dioxide is a naturally occurring gas. Plants collect and store carbon dioxide to aid in the photosynthesis process. As plants or other matter decompose, or natural fires occur, CO2 is released. In the past 150 years, the period since the industrial revolution, carbon dioxide levels in the atmosphere have risen from around 150 ppm to 330 ppm, and are expected to double before 2050.
          Mesquite Lake Resource Recovery Plant Acquisition
     Mesquite Lake Resource Recovery Plant (“Mesquite Lake”), is an 18.5MW waste-to-energy facility located in El Centro, California. This Imperial County facility was originally built in 1989 at a cost of approximately $68 million to process cow manure into power and operated until December 1994, when the Power Purchase Agreement (“PPA”) was repurchased by Southern California Edison. Several modifications were implemented during its operating life to improve plant performance leading to a 95% on-line capacity factor during its last year of operation. Currently, Mesquite Lake is not generating electricity and is in a dormant state.
     The facility was acquired by Chateau Energy, Inc. in June 2002. After acquiring Mesquite Lake, Chateau explored many options for the dormant facility. With the increased pressure from the State/EPA on waste generators, the local cattle feedlot industry is now prepared to be an economic supplier of fuel for the plant. Within a twenty mile radius of the plant, there are approximately 400,000 head of feedlot cattle which produce approximately 4,000 tons a day of manure. In addition, California has an abundance of wood waste to be disposed of on an annual basis. Wood waste haulers typically dispose of wood waste in landfills or taken to other sources such as a biomass plant.
     Chateau conducted a series of engineering studies to evaluate the condition of the plant equipment and further studies of the fuel source in an effort to improve manure as a fuel for the process. All of the third party reports appear positive and also provide economical solutions to re-powering the facility using pre-treated cattle manure. We acquired Mesquite Lake from Chateau on May 14, 2007. This project is in the development stage of engineering, budget establishment and procurement of contractors to complete refurbishment. The Company currently estimates a time schedule for the commencement of operations on or before June 30, 2008. There are no patents or other intellectual property rights associated with this facility. The business of producing electricity from biomass is not a seasonal business. While the Company currently has an agreement with Southern California Edison to provide electricity for 15 years, in the event that such agreement is terminated or expired, there are other utilities in the area to purchase electricity. In the unlikely event that we cannot enter into a power purchase agreement with a utility, the plant would be able to operate by accessing the merchant market.

     Mesquite Lake has a number of key project attributes:
•	Mesquite Lake has a new definitive power purchase agreement with Southern California Edison for a term of 15 years (executed). The agreement with Southern California Edison contains the following major terms:

• Term of 15 years;

• Renewable energy source: biomass (treated manure and wood waste);

• Contract capacity 15 MW;

• Start up deadline: December 31, 2009 and

• Energy price received is a fixed price escalating annually.

•	Mesquite Lake has executed an interconnect agreement with Imperial Irrigation District and Southern California Edison

•	Project proximity to manure sourced from cattle yards in the Imperial Valley is ideal

•	Project qualifies for the Federal Production Tax Credit

•	Facility should be able to use multiple biomass fuel sources at a large variance of heat rates

•	Project will provide base load renewable power as opposed to intermittent power provided by other forms of renewable power projects
     Mesquite Lake infrastructure:
•	The current day replacement costs for an 18.5 MW biomass facility is approximately $2.1 million a MW ($38.85 million). GreenHunter Energy has acquired and is in the process of refurbishing the facility at a cost of $1.1 million per MW ($20.18 million)

•	The electrical infrastructure of the plant is in excellent operational shape.

•	The power generation and distribution infrastructure of the plant is in very good condition with a limited amount of overhaul needed

•	The original construction cost of plant in 1989 was $68 million
          GreenHunter Energy Strategy for the Mesquite Lake Plant
     Our primary business objective is to re-power the facility using existing biomass processing technology into a profitable electricity power plant. We intend to accomplish this by executing the following business strategies:
•	Find an optimal biomass fuel mix that will maximize profitability of the plant

•	Execute long term supply contracts with local biomass producers

•	Begin to produce our own biomass. Investigating the possibility of planting a certain type of tree that will ultimately make the facility a closed-loop biomass facility

•	Evaluate the feasibility of building an energy “campus” that includes solar power, wind, a biodiesel refinery and possibly an ethanol plant around the existing site location
          Competitive Strength
     We believe that we are well positioned to achieve our primary business objectives and to execute our business strategies due to the following competitive strengths:
•	We acquired this asset for $7.7 million. The total cost to restart this facility is estimated to be $20.18 million, which is less than 30% of the original cost dating back to 1989

•	We have a majority of all the necessary infrastructure in place to begin producing electricity during the first quarter of 2008

•	We have a transmission interconnect in place

•	We have a new 15 year power purchase agreement executed with a major utility

•	Fuel source cost is estimated to be 10-25% below industry standard

•	This power plant is the only one of its kind in the US capable of utilizing 100% cow manure to generate electricity
     The Mesquite Lake biomass plant will require an estimated $14-$16 million to refurbish and begin generating electricity. This project is currently finalizing engineering designs and final regulatory approval. We are currently evaluating tax free bond financing in California (recently received approval for the inducement process) along with utilizing a portion of our pending revolving $150 million credit facility to finance the construction and start up of the Mesquite Lake Resource Recovery Facility.
     Wind Energy
     Wind energy, the world’s fastest growing energy source, is a clean and renewable source of energy that has been in use for centuries throughout Europe and more recently in the United States and other nations, becoming an increasingly popular choice for new electricity generation around the world. Wind turbines, both large and small, produce electricity for utilities and homeowners and remote towns.
     North America is expected to continue as the second largest regional market in terms of total installed capacity, with average annual growth of approximately 25%.
     Wind Energy Basics
     We have been harnessing the wind’s energy for hundreds of years. From old Holland to farms in the United States, windmills have been used for pumping water or grinding grain. Today, the windmill’s modern equivalent—a wind turbine—can use the wind’s energy to generate electricity.
     Wind turbines, like windmills, are mounted on a tower to capture the most energy. At 100 feet (30 meters) or more aboveground, they can take advantage of the faster and less turbulent wind. Turbines catch the wind’s energy with their propeller-like blades. Usually, two or three blades are mounted on a shaft to form a rotor.
     A blade acts much like an airplane wing. When the wind blows, a pocket of low-pressure air forms on the downwind side of the blade. The low-pressure air pocket then pulls the blade toward it, causing the rotor to turn. This is called lift. The force of the lift is actually much stronger than the wind’s force against the front side of the blade, which is called drag. The combination of lift and drag causes the rotor to spin like a propeller, and the turning shaft spins a generator to make electricity.
     Wind turbines can be used as stand-alone applications, or they can be connected to a utility power grid or even combined with a photovoltaic (solar cell) system. For utility-scale sources of wind energy, a large number of wind turbines are usually built close together to form a wind plant or wind farm. Several electricity providers today use wind plants to supply power to their customers.
     Stand-alone wind turbines are typically used for water pumping or communications. However, homeowners, farmers, and ranchers in windy areas can also use wind turbines as a way to cut their electric bills.
     Small wind systems also have potential as distributed energy resources. Distributed energy resources refer to a variety of small, modular power-generating technologies that can be combined to improve the operation of the electricity delivery system.
     Factors Affecting Wind Energy Production Performance
     Renewable energy projects, such as wind and hydro, depend on “fuel” sources that are naturally variable. Therefore, the level of production on a day-to-day basis is also variable. However, with respect to wind, long- term historical records and site-specific measurements allow for a monthly or annual average or “mean” wind speed and wind energy production is estimated using statistical analysis. In the case of wind energy, the fuel source is the wind, which has no cost and thus means that revenues are not subject to market forces from the fuel source standpoint. Expected annual production for a wind turbine is calculated as:
     Annual Production (MWh) = Turbine Capacity (MW) x No. hours in one year (Hours) x Capacity Factor (percent)

     Economics of Wind Energy
     Wind-generated electricity has become more economical to produce in the past 10 years, dropping from as much as 30 cents per kWh to 4 to 6 cents per kWh, making it more competitive with other energy sources.
     Construction costs for wind power electric generators are considerably higher than those of fossil fuel plants on a per megawatt of capacity basis.
     Wind facilities, once constructed, have no fuel costs because the wind is free, other than the cost of land owner royalties, and there is minimal required maintenance expense.
     Another financial incentive in developing wind energy facilities is the federal Wind Production Tax Credit (PTC). The PTC was first enacted in 1992 and dramatically changed the economics of wind production through a tax incentive to develop and operate wind generation facilities. It provides a 1.9 cent per kWh tax credit on 10 years of the wind turbine’s output. Turbines built by the end of 2008 will qualify for credit for 10 years. The PTC is a substantial economic benefit that lowers the cost of wind power for the customer.
     As wind capacity expands, industry and consumers could face both added reliability costs to compensate for the intermittency of wind power and increased siting and equipment costs, as producers move from the most favorable wind sites to those with less reliable wind resources. Since most productive wind sites are generally located in remote areas far from the source of consumer and industrial demand, the cost of transmission upgrades needs to be reflected in estimates of future wind costs.
     Apart from questions about the predictability of wind, management of the grid can impact costs. U.S. policymakers who seek to overcome these obstacles to broader wind market penetration may need to link wind power physically or financially with storage or other forms of generation, as well as secure new technologies for integrating intermittency into the grid. GreenHunter may seek to invest in these emerging technologies.
     Current GreenHunter Energy Wind Projects
     We currently have six (6) wind projects that we are developing. The projects are located in Montana (4 locations), California and New Mexico. Currently all our wind projects are in various stages of environmental impact studies, meteorological evaluations and various other regulatory approvals and processes. It is management’s current intention to acquire the necessary wind turbines and associated equipment in late 2008 or early 2009. Management intends to utilize its existing financing sources or access new capital available in the market to fund our wind projects. The business of producing electricity from wind energy is not a seasonal business. The Company will need to enter into a power purchase agreement with a utility to purchase the electricity generated by our properties in order to be successful in developing our wind assets. The following is a brief summary of each of these projects:
     Montana
Golden Sunlight Wind Project, Jefferson County
•	1,100 Acres under lease or renewal

•	Potential for 40 Turbines (60 MW)

•	Wind Strength: Measured Monthly Average of 15 MPH

•	1 Meteorological Tower Installed December 2005 and 1 Meteorological Tower Installed January 2006 at 60 meter hub height
Kimmet Ranch Wind Project, Glacier County
•	2,750 Acres under lease

•	Potential for 68 Turbines (102 MW)

•	Wind Strength: Measured Monthly Average of 18 MPH

•	Meteorological Tower Installed December 2005 at 60 meter hub height

•	Interconnection with 115kV Transmission Line and Proposed 230kV Montana — Alberta Tie Line
Townsend Wind Project, Jefferson County
•	5,500 Acres under lease

•	Potential for 140 Turbines (210 MW)

•	Wind Strength: Measured Monthly Average of 10 MPH

•	Meteorological Tower Installed April 2006 at 60 meter hub height

•	Interconnection to proposed Townsend substation and proposed Northern Lights 500kV DC line from Townsend to Las Vegas
Valley County Wind Project, Valley County
•	20,000 Acres under lease

•	Potential for 114 Turbines (170 MW)

•	Wind Strength: Measured Monthly Average of 18 MPH

•	3 Meteorological Towers collecting wind data in four locations over a two year period at hub heights of 40 meters and 60 meters

•	Interconnection to 161 kV WAPA transmission line upgradeable to 230kV, or to Colstrip lines jointly with coal project, or with upgrades to WAPA lines to the east into North Dakota and Minnesota
     California
Ocotillio Wind Project, Imperial County
•	6,280 Acres under lease

•	Seeking Monitoring and Testing ROW

•	Potential for 150 Turbines (225 MW)

•	1 Meteorological Tower Proposed for Third Quarter 2007
     New Mexico
Gerhardt Wind Project, Guadalupe County
•	16,000 acres under lease

•	Potential for 200 Turbines (300 MW)

•	Wind Strength: Measured Monthly Average of 18 MPH

•	1 Meteorological Tower Installed September 2005 at 60 meter hub height
     Competition
     We are currently competing with other producers of wind energy for leases, equipment and access to transmission lines that are currently available. We believe we can compete in this market based on our identified prospects and our already completed environmental and wind studies over those competitors who have not yet identified a prospect.
     Solar Energy
     Solar energy, provided by the sun, is constantly replenished and will not produce harmful pollution like fossil fuels. Solar energy may be used passively, such as to heat and light buildings, or technology may be used to harness the sun’s energy by collecting it and transforming it to generate electricity. Current technologies include photovoltaics, concentrating solar, solar hot water, and more.
     The basic economic difference between solar and conventional power is that a solar system’s cost is almost entirely fixed and paid for upfront, whereas conventional power is driven by variable costs over time which could include coal, natural gas, etc.

     GreenHunter’s current plan is to focus on utility scale prospects when a decision is made by the management team to expand to the solar energy industry.The Company is exploring investments in thin film photovoltaic (PV) manufacturing and concentrating solar power (CSP) technologies such as parabolic trough solar power. Commerciality of solar power is currently constrained by average prices that are considerably higher than that of conventional power.
     GreenHunter will also evaluate distributed generation components of solar power. Currently, solar power is attractive due to the opportunity to invest in emerging technologies in the distributed nature of PV. Distributed generation systems can provide savings through increased reliability, reduced needs for distribution infrastructure upgrades and reduced line losses.
     Geothermal Energy
     Geothermal energy is a form of renewable energy derived from heat deep in the earth’s crust. This heat is brought to the near-surface by thermal conduction and by intrusion into the earth’s crust of molten magma originating from great depth. As groundwater is heated, geothermal energy is produced in the form of hot water and steam. The heated groundwater can be used for direct heating of homes and greenhouses, for vegetable drying, and for a number of other uses. These are known as direct uses of geothermal energy.
     Geothermal energy is also used for electricity production. Geothermal power generation is used today throughout the world where good geothermal resources exist, including many locations in the western United States. The U.S. continues to be the world leader in capacity and a wave of new development is underway that could double capacity within the next few years, helped by federal production tax credits.
     Three types of power plants are used to generate power from geothermal energy: dry steam, flash, and binary. Dry steam plants take steam out of fractures in the ground and use it to directly drive a turbine that spins a generator. Flash plants take hot water, usually at temperatures over 200°C, out of the ground, and allows it to boil as it rises to the surface, then separates the steam phase in steam/water separators, and then runs the steam through a turbine. In binary plants, the hot water flows through heat exchangers, boiling an organic fluid that spins the turbine. The condensed steam and remaining geothermal fluid from all three types of plants are injected back into the hot rock to pick up more heat. This is why geothermal energy is viewed as sustainable. The heat of the earth is so vast that there is no way to remove more than a small fraction even if most of the world’s energy needs came from geothermal sources.
     Research and Development
     We do not spend any funds on research and development at any of our business segments.
     Employees
     The Company currently has nine employees at the corporate office in Grapevine, Texas. There are 14 employees located at the biodiesel refinery in Houston, Texas and one employee working on behalf of Wind Hunter, LLC.
Item 1A Risk Factors
Risks associated with our business
     We have a limited operating history and our business may not be as successful as we envision.
     We are a newly formed corporation with minimal operating history upon which to base the evaluation of our company’s assets. Since we do not have an operating history, you will have no basis upon which to evaluate our ability to achieve our business objective, which is to develop our existing leased wind assets and to acquire, develop and operate renewable energy businesses. GreenHunter BioFuels and GreenHunter Energy will be subject to the risks involved with any speculative new venture. We have minimal present revenue and will not generate any significant revenue until, at the earliest, after the successful development of our existing wind assets or successful development of the biodiesel refinery. Due to many undeterminable market conditions, there can be no assurance that GreenHunter BioFuels and GreenHunter Energy will be able to operate profitably in the future.

     Our lack of diversification may increase our risk.
     We expect our prime source of revenue will come from renewable energy assets that generate cash flow from the sale of biodiesel, methanol, and biomass-created energy. Any diminution in the value of our assets or decrease in operating revenues could negatively affect our ability to become profitable. Further, the illiquid nature of the assets we intend to purchase could jeopardize our ability to satisfy our working capital needs or impair our ability to meet any debt obligations that may become due.
     We may not be able to effectively manage our acquisition and construction costs.
     We may suffer from increasing costs in retrofitting current acquisitions. While we have closed on the site for the biodiesel refinery and biomass plant in El Centro, California, substantial costs will be incurred in retrofitting the former petroleum recycling facility into a biodiesel refinery and refitting the biomass plant. While we have attempted to project such costs, changes in engineering scope, increases in construction, labor, or capital expenses could impair our ability to successfully achieve our investment objectives.
      We have debt that could adversely affect our financial health and prevent us from fulfilling our obligations.
     We have now and will continue to have a certain amount of indebtedness. As of June 30, 2007, we had total indebtedness of approximately $3.8 million. Because we must dedicate a substantial portion of our cash flow from operations to the payment of interest on our debt, that portion of our cash flow is not available for other purposes. Also, our ability to obtain additional financing in the future may be impaired by our leverage. Our indebtedness could make it more difficult for us to satisfy our obligations; increase our vulnerability to general adverse economic and industry conditions; require us to dedicate a portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes; force us to sell assets or seek additional capital to service our indebtedness which we may be unable to do at all or on terms favorable to us; limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; place us at a competitive disadvantage compared to our competitors that have less debt; and limit our ability to borrow additional funds.
     We are dependent upon our key personnel.
     Our operations and financial success will significantly depend on the continued success of our managerial personnel. Our managerial personnel will have the right to make all decisions with respect to management and operation of our business and affairs. We are dependent on the executive officers and key personnel of GreenHunter Energy and their ability to attract and retain qualified personnel. Our profitability could be adversely affected in the event members of our management team become unable or unwilling to continue to direct our operations. At this time, we have not entered into any employment agreements with any of our management personnel. Further, our officers’ and directors’ allocation of their time to other business interests could at times have a negative impact on our ability to acquire, develop and manage our renewable assets and to consummate any business combinations. All of our officers and directors are required to commit their full work hour time to our business affairs, with the exception of Mr. Evans. We cannot assure you that these conflicts will be resolved in our favor.
Risks Related to the Biodiesel Industry
     The biodiesel industry is highly dependent on a mix of legislation and regulation and any changes in legislation or regulation could harm our business, results of operations and financial condition.
     The competitiveness of biodiesel currently depends to a large extent on tax incentives and renewable fuel standards. We intend on blending our biodiesel at our facilities in Houston, Texas. As a result, we would be eligible to participate in the U.S. federal excise tax incentive program for biodiesel. We cannot assure you that the biodiesel fuels credit or any other government incentive programs will be renewed on similar terms, if at all. Any failure to renew such incentive programs at all or on similar terms could harm our business, financial condition and results of operations. In addition, the tax credit and other federal and state programs that benefit biodiesel generally are subject to U.S. and other government obligations under international trade agreements, including those under the World Trade Organization Agreement on Subsidies and Countervailing Measures that might in the future be the subject of challenges.
     In recent years, the U.S. federal government has sought to stimulate the production and use of biodiesel fuel. The primary incentive is the biodiesel fuels credit, which was enacted as part of the

American Jobs Creation Act of 2004 (Public Law No. 108-357). As codified under Section 40A of the Internal Revenue Code (26 U.S.C. 40A), the biodiesel fuels credit is equal to the ‘‘biodiesel mixture credit’’ plus the ‘‘biodiesel credit.’’ The biodiesel mixture credit is U.S.$0.50 per gallon of biodiesel used by the taxpayer in the production of a qualified biodiesel mixture (i.e., ‘‘second use’’ biodiesel made from recycled cooking oil or grease that is blended with diesel fuel). The biodiesel credit is U.S.$0.50 per gallon of biodiesel that is not in a mixture with diesel fuel and that is either used by the taxpayer as fuel in a trade or business or is sold by the taxpayer at retail as vehicular fuel. Additionally, in the case of agri-biodiesel (i.e., ‘‘first use’’ biodiesel produced from ‘‘virgin oils’’ such as soybean oil or derived from animal fats), each credit is worth U.S. $1.00 per gallon rather than U.S. $0.50 per gallon. Finally, there is an additional U.S.$0.10 per gallon tax credit for small agri-biodiesel producers. The biodiesel fuels credit is only available for biodiesel that meets both the registration requirements for fuels and fuel additives established by the Environmental Protection Agency under section 211 of the Clean Air Act (42 U.S.C. 7545) and the ASTM D6751 standard.
     Although these tax incentives are scheduled to expire at the end of 2008, U.S. Congress is currently considering legislation that would extend the biodiesel fuels credit for an additional two years. As favorably reported by the Senate Finance Committee, the proposed Energy Advancement and Investment Act of 2007 would extend the credit through December 31, 2010. In addition, the proposed legislation would extend the small agri-biodiesel producer credit through December 31, 2012 on the first 15 million gallons of biodiesel production for producers with an annual capacity of 60 million gallons or less. As favorably reported by the House Ways and Means Committee, the proposed Renewable Energy and Energy Conservation Act of 2007 would extend the biodiesel fuels credit through December 31, 2010. In their current form, both bills would amend current law to eliminate the availability of the credit on biodiesel fuel exports by making the credit available only with respect to biodiesel fuel produced and consumed in the United States
     The elimination or significant reduction in the biodiesel tax credits described above or other programs could harm our business, financial condition and results of operations.
     In the United States, the Energy Policy Act of 2005 (Public Law No. 109-58), for example, mandates a minimum amount of renewable fuel (biodiesel, ethanol, and other renewable fuels) to be used by petroleum refiners in the fuel supply market, increasing from 4.0 billion gallons in 2006 to 7.5 billion gallons by 2012. In addition, the statute established the Alternative Fuel Refueling Infrastructure Tax Credit, which provides an income tax credit for costs associated with installing alternative fuel pumps. The credit equals 30% of the cost for retailers (up to $30,000), as well as $1,000 for residential buyers. Qualifying pumps include, among others, those dispensing any mixture of biodiesel and diesel fuel containing at least 20% biodiesel. Recent legislative proposals continue to support the use of alternative fuels. Under the proposed Renewable Fuels, Consumer Protection, and Energy Efficiency Act of 2007 recently adopted by the U.S. Senate, for example, U.S. Congress would establish a renewable fuels standard intended to encourage the use of 36 billion gallons of renewable fuels annually by 2022.
     While these renewable fuel standards should stimulate demand for renewable fuels generally, we cannot assure you that there will be specific demand for biodiesel. Any waiver of, or failure to adopt, the renewable fuel standards could adversely impact the demand for biodiesel and may have a material adverse effect on our business, financial condition and results of operations.
     Our operations are subject to various regulatory schemes and failure to comply with such regulations could harm our business, results of operations and financial condition.
     All phases of designing, constructing and operating biodiesel production facilities present environmental risks and hazards. We are subject to environmental regulation implemented or imposed by a variety of federal, provincial, state and municipal laws and regulations as well as international conventions. Among other things, environmental legislation provides for restrictions and prohibitions on spills and discharges, as well as emissions of various substances produced in association with biodiesel fuel operations. Legislation also requires that facility sites be operated, maintained, abandoned and reclaimed in such a way that would satisfy applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner we expect may result in stricter standards and enforcement, larger fines, penalties and liability, as well as potentially increased capital expenditures and operating costs. The discharge of pollutants into the air, soil or water may give rise to liabilities to governments and third parties, and may require us to incur costs to remedy such discharge.
     Furthermore, our planned operation in Houston, Texas will require, licenses, permits and in some cases renewals of these licenses and permits from various governmental authorities. Our ability to obtain, amend, comply with, sustain, or renew such licenses and permits on acceptable, commercially viable terms are subject to change, as, among other things, the regulations and policies of applicable governmental authorities may change. Our inability to obtain, amend to conform to our operations, or extend a license or a loss of any of these licenses or permits may have a material adverse effect on our business, financial condition and results of operations.
     Failure to comply with government regulations could subject us to civil and criminal penalties, require us to forfeit property rights and may affect the value of our assets or our ability to conduct our business. We may also be required to take corrective actions, including, but not limited to, installing additional equipment, which could require us to make substantial capital expenditures. We could also be required to indemnify our employees in connection with any expenses or liabilities that they may incur individually in connection with regulatory action against them. These could result in a material adverse effect on our business, financial condition and results of operation.
     Our results of operations, financial condition and business outlook are highly dependent on commodity prices, which are subject to significant volatility and uncertainty, and the availability of supplies, so our results could fluctuate substantially.
     Our financial results are substantially dependent on many different commodity prices, especially prices for feedstock, biodiesel, petroleum diesel and materials used in the construction of our production facilities. As a result of the volatility of the prices for these items, our financial results may fluctuate substantially and we may experience periods of declining prices for our products and increasing costs for our raw materials, which could result in operating losses. Although we may attempt to offset a portion of the effects of fluctuations in prices by entering into forward contracts to supply biodiesel or purchase feedstock or other items or by engaging in transactions involving exchange-traded futures contracts, the ability to hedge against certain feedstock price fluctuations is limited, the amount and duration of these hedging and other risk mitigation activities may vary substantially over time and these activities also involve substantial costs and risks and may not be effective to mitigate these fluctuations.
     We depend on third parties for all of our feedstock supply. If such third parties are not able to complete their feedstock supply services or default on their agreement to provide us with feedstock or procure feedstock for us, we would be materially adversely affected. Irrespective of whether third parties perform under feedstock contractual arrangements with us, we may be forced to buy feedstock at uneconomic rates, or we may not have access to feedstock at all. Additionally, we may have difficulty selling our biodiesel if third parties with whom we contract under our off-taking agreements do not perform. These conditions may cause our operating results to suffer.

     As feedstocks comprise the primary input in producing biodiesel, changes in the price of feedstocks can significantly affect our business. The price of feedstock is influenced by market demand, weather conditions, animal processing and rendering plant decisions, factors affecting crop yields, farmer planting decisions and general economic, market and regulatory factors. These factors include government policies and subsidies with respect to agriculture and international trade, and global and local demand and supply. The significance and relative effect of these factors on the price of feedstock is difficult to predict. Any event that tends to negatively affect the supply of feedstock, such as increased demand, adverse weather or crop disease, could increase feedstock prices and potentially harm our business. In addition, we may also have difficulty, from time to time, in physically sourcing feedstock on economical terms due to supply shortages. Such a shortage could require us to suspend operations until feedstock is available at economical terms, which would have a material adverse effect on our business, results of operations and financial position. The price we pay for feedstock at a facility could increase if an additional multi-feedstock biodiesel production facility is built in the same general vicinity or if alternative uses are found for lower cost feedstocks.
     Historically, the price of biodiesel has correlated closely to the price of petroleum diesel which is directly correlated to the price of crude oil. The price of petroleum diesel fluctuates substantially and is difficult to forecast due to factors such as political unrest, worldwide economic conditions, supply and demand, seasonal weather conditions, changes in refining capacity, fluctuations in exchange rates and natural disasters. Price fluctuations will have a significant impact upon our revenue, the return on our investment in biodiesel production facilities and on our general financial condition. Price fluctuations for biodiesel fuel may also impact the investment market, and our ability to raise investor capital. Although market prices for biodiesel fuel have risen to record levels during 2007 because of crude oil prices, there is no assurance that these prices will remain at high levels. Future decreases in the prices of biodiesel or petroleum diesel fuel may have a material adverse effect on our business, financial condition and results of operations.
     Biodiesel is marketed both as a pure and blended substitute for diesel, and as a result a decrease in petroleum diesel prices may reduce the price at which we can sell our biodiesel and materially and adversely affect our business, financial condition and results of operations.
     Competition due to advances in alternative fuels may lessen the demand for biodiesel and negatively impact our profitability.
     Alternative fuels, gasoline oxygenates, ethanol and biodiesel production methods are continually under development. A number of automotive, industrial and power generation manufacturers are developing alternative clean power systems using fuel cells or clean-burning gaseous fuels that, like biodiesel, may address increasing worldwide energy costs, the long-term availability of petroleum reserves and environmental concerns. Additionally, there is significant research and development being undertaken regarding the production of ethanol from cellulosic biomass, the production of methane from anaerobic digestors, and the production of electricity from wind and tidal energy systems, among other potential sources of renewable energy. If these alternative fuels continue to expand and gain broad acceptance, we may not be able to compete effectively. This additional competition could reduce the demand for biodiesel, which would adversely affect our business, results of operations and financial condition.
     Adverse public opinions concerning the biodiesel industry in general could harm our business.
     The biodiesel industry is new, and general public acceptance of biodiesel is uncertain, especially in the United States. Public acceptance of biodiesel as a reliable, high-quality alternative to petroleum diesel may be limited or slower than anticipated due to several factors, including:

•	public perception that biodiesel is produced from waste vegetable oil or other lower-quality feedstocks, thereby resulting in lower quality fuel;

•	public perception that the use of biodiesel will require excessive engine modifications, or that engines running biodiesel will not reliably start in cold conditions;

•	actual or perceived problems with biodiesel quality or performance; and

•	concern that using biodiesel will void engine warranties.
     Such public perceptions or concerns, whether substantiated or not, may adversely affect the demand for our biodiesel, which in turn could decrease our sales, harm our business and adversely affect our financial condition.
Risks Related To the Renewable Energy Industry
     Future Investments Limited Only to the Renewable Energy Industry.
     Since we are not limited to any particular target business in the renewable energy industry with which to complete an acquisition or business combination, we are unable to currently ascertain the merits or risks of any future business we may operate. We may consummate a business combination in the future with a company in any business we choose in the renewable energy industry (e.g., wind, solar, geothermal, biomass and biofuels) and are not limited to any particular type of business. While current acquisitions are detailed in the “Description of Business” section, there is minimal current information for you to evaluate the possible merits or risks of any other target businesses which we may acquire in the future. To the extent we complete a business combination with a financially unstable company, a company with unknown or non-quantifiable risks or an entity in its development stage, we may be affected by numerous risks inherent in the business operations of such entity. Further acquisitions or business combinations with an entity in the renewable energy industry would be characterized by a high level of risk, and we may be adversely affected by currently unascertainable risks of that business. Although our management team will endeavor to evaluate the risks inherent in a particular target business, we cannot assure you that we will properly ascertain or assess all of the significant risk factors.
     Competition may impair our success.
     The renewable energy marketplace is highly competitive and subject to rapid technological change, and we may be unable to successfully compete. We compete in the market for renewable energy products and services which is intensely competitive and subject to rapid technological change. Evolving industry standards, rapid price changes and rapid product obsolescence also impact the market. Our competitors include many domestic and foreign companies, most of which have substantially greater financial, marketing, personnel and other resources than we do. Our current competitors or new market entrants could introduce new or enhanced technologies, products or services with features that render GreenHunter BioFuels’ and GreenHunter Energy’s technologies, products or services obsolete or less marketable. Our success will be dependent upon our ability to develop products that are superior to existing products and products introduced in the future, and which are cost effective. In addition, we may be required to continually enhance any products that are developed as well as introduce new products that keep pace with technological change and address the increasingly sophisticated needs of the marketplace. There can be no assurance that we will be able to keep pace with the technological demands of the marketplace or successfully develop products that will succeed in the marketplace.

     Regulation and Legislation on Renewable Energy.
     The favorable regulatory climate for the renewable energy industry may not continue. The profitability of our renewable energy projects will be in part dependent upon the continuation of a favorable regulatory climate with respect to the continuing operations and the future growth and development of the renewable energy industry. Government regulations, subsidies, incentives and the market design currently have a favorable impact on the building of renewable energy facilities. If the current government regulations, subsidy and incentive programs or the design of the market are modified, GreenHunter BioFuels’ and GreenHunter Energy’s projects may be adversely affected, which may have a material adverse effect on GreenHunter BioFuels and GreenHunter Energy.
     Volatility in Pricing for Renewable Energy.
     The market price of renewable energy fuels is volatile and subject to significant fluctuations, which may cause our profitability to fluctuate significantly. The market price of renewable energy fuels is dependent on many factors, including the price of gasoline, which is in-turn dependent on the price of crude oil. Petroleum prices are highly volatile and difficult to forecast due to frequent changes in global politics and the world economy. The distribution of petroleum throughout the world is affected by incidents in unstable political environments, such as Iraq, Iran, Kuwait, and Saudi Arabia, countries comprising the former U.S.S.R., Venezuela, and other countries and regions. The industrialized world depends critically on oil from these areas, and any disruption or other reduction in oil supply can cause significant fluctuations in the prices of oil and gasoline. We cannot predict the future price of oil or gasoline. Unprofitable prices for the sale of renewable energy fuels may result from the significant fluctuations in market prices. In recent years, the price of crude oil, gasoline and renewable energy fuels have all reached historically unprecedented high levels. If the prices of gasoline and petroleum decline, we believe that the demand for and price of renewable energy fuels may be adversely affected. Fluctuations in the market price of renewable energy fuels may cause our profitability to fluctuate significantly.
     We believe that the production of renewable energy fuels is expanding rapidly, especially in the United States. There are a number of new plants under construction and planned for construction. We expect existing renewable energy fuel plants to expand by increasing production capacity and actual production. Increases in the demand for renewable energy fuels may not be commensurate with increasing supplies of renewable energy fuels. Thus, increased production of renewable energy fuels may lead to lower renewable energy fuel prices. The increased production of renewable energy fuels could also have other adverse effects. For example, increased renewable energy fuels production could lead to increased supplies of co-products from the production of renewable energy fuels. Those increased supplies could lead to lower prices for those co-products. Also, the increased production of renewable energy fuels could result in increased demand for renewable energy fuel supplies. This could result in higher prices for such supplies and cause higher renewable energy fuels production costs and will result in lower profits. We cannot predict the future price of renewable energy fuels. Any material decline in the price of renewable energy fuels will adversely affect our sales and profitability.
     Dependence on Wind Resource(s).
     A portion of our business is dependent on the availability of wind resource(s). The strength and consistency of the wind resource at any of our wind projects will vary. Weather patterns could change or the historical data could prove to be an inaccurate reflection of the strength and consistency of the wind in the future. If there is insufficient wind resource, the assumptions underlying the economic feasibility as to the amount of electricity to be generated by any of our wind projects will not be met and income and cash flows will be adversely impacted. Our future evaluation of our wind projects will be based on assumptions about certain conditions that may exist and events that may occur in the future. A number of additional factors may cause the wind resource and energy capture at any of our wind projects to differ, possibly materially, from those initially assumed by management, including: the limited time period over which the site-specific wind data were collected; the potential lack of close correlation between site-specific wind data and the longer-term regional wind data; inaccurate assumptions related to wake losses and wind shear; the limitations in the accuracy with which anemometers measure wind speed; the inherent variability of wind speeds; the lack of independent verification of the turbine power curve provided by the manufacturer; the potential impact of climatic factors, including icing and soiling of wind turbines; the potential impact of topographical variations, turbine placement and local conditions, including vegetation; the power delivery schedule being subject to uncertainty; the inherent uncertainty associated with the use of models, in particular future-oriented models; and the potential for electricity losses to occur before delivery.
     Further, the wind resources may be insufficient for Wind Hunter, a wholly-owned subsidiary of GreenHunter Energy, to become and remain profitable. Wind is naturally variable. The level of electricity production at any of our wind projects, therefore, will also be variable. If there is insufficient wind resource at a project site due to variability, the assumptions underlying management’s belief as to the amount of electricity to be generated by any of our wind projects will not be met. Accordingly, there is no assurance that the wind resource will be sufficient for Wind Hunter to become or remain profitable.
     Construction and Development Delays.
     Construction and development delays may adversely affect our business. Absent a successful business combination, the ability of GreenHunter BioFuels, Wind Hunter and GreenHunter Energy to generate revenues will depend upon the successful completion of the development, construction and operations of our existing wind assets, biodiesel refinery, and methanol towers. Capital equipment needs to be manufactured, shipped to our project sites, installed and tested. In addition, on-site roads, substations, interconnection facilities and other infrastructure all need to be either built or purchased and installed. There is a risk that the construction phase may not be completed, that either may be substantially delayed, or that material cost over-runs may be incurred, which may result in GreenHunter BioFuels, Wind Hunter and GreenHunter Energy being unable to make positive income.
     Volatility in the Mark Price of Electricity.
     Our potential revenues, income and cash flow are subject to volatility in the market price for electricity. GreenHunter Energy’s ability to generate revenue has exposure to movements in the market price of electricity, as sales to the power market are likely to be made at prevailing market prices. The market price of electricity is sensitive to cyclical changes in demand and capacity supply, and in the economy, as well as to regulatory trends and developments impacting electricity market rules and pricing, transmission development and investment within the U.S. and to the power markets in other jurisdictions via interconnects and other external factors outside of the control of GreenHunter Energy. Energy from wind generating facilities must be taken “as delivered” which necessitates the use of other system resources to keep the demand and supply of electric energy in balance. Accordingly, the potential revenue, income and cash flow may be volatile and adversely affect the value of GreenHunter Energy.
     Licenses and Permits.
     We may be unable to obtain all necessary licenses and permits. GreenHunter BioFuels, Wind Hunter and GreenHunter Energy may not necessarily hold all of the licenses and permits required in connection with the construction and operation of most of our wind projects, biodiesel refinery, and biomass plant. The failure to obtain all necessary licenses or permits, including renewals thereof or modifications thereto, could result in construction delays of any of our wind projects or could otherwise have a material adverse effect on GreenHunter BioFuels, Wind Hunter and GreenHunter Energy.
     Interconnection Agreements.
     We may be unable to enter into a necessary interconnection agreement. GreenHunter BioFuels, Wind Hunter and GreenHunter Energy will be required to enter into certain interconnection agreements with electric utilities prior to selling electricity. The failure to enter into such interconnection agreements on terms that are acceptable to GreenHunter BioFuels, Wind Hunter and GreenHunter Energy could have a material adverse effect on GreenHunter BioFuels, Wind Hunter and GreenHunter Energy.
     Strict Liability for Toxic and Hazardous Materials; No Environmental Indemnity.
     Federal, state and local laws impose liability on a landowner for releases or the otherwise improper presence on the premises of hazardous substances. This liability is without regard to fault for, or knowledge of, the presence of such substances. A landowner may be held liable for hazardous materials brought onto the property before it acquired title and for hazardous materials that are not discovered until after it sells the property. Similar liability may occur under applicable state law. If any hazardous materials are found within the operations of GreenHunter BioFuels, Wind Hunter and GreenHunter Energy and are in violation of the law at any time, GreenHunter BioFuels, Wind Hunter and GreenHunter Energy may be jointly and severally liable for all cleanup costs, fines, penalties and other costs. This potential liability will continue after GreenHunter BioFuels, Wind Hunter and GreenHunter Energy sell any subject properties and may apply to hazardous materials present within the properties before GreenHunter BioFuels, Wind Hunter and GreenHunter Energy acquired the properties. If significant losses arise from hazardous substance contamination, the financial viability of GreenHunter BioFuels, Wind Hunter and GreenHunter Energy may be substantially and adversely affected.
Risks relating to the ownership of our securities
     We may issue shares of our capital stock or debt securities to complete a business combination or acquire assets, which would dilute the equity interest of our stockholders and could cause a change in control of our ownership.
     Our certificate of incorporation authorizes the issuance of up to 90,000,000 shares of Common Stock, par value $.001 per share, and 10,000,000 shares of preferred stock, par value $.001 per share. As of June 30, 2007, there are 72,249,945 authorized but unissued shares of our Common Stock available for issuance and 9,987,500 shares of preferred stock available for issuance. As of June 30, 2007, the number of shares of our common stock subject to outstanding options, warrants and the Company’s Series A convertible preferred stock was 8,000,000. Although we have no commitments as of June 30, 2007 to issue any additional securities, we will, in all likelihood, issue a substantial number of additional shares of our Common Stock or preferred stock, or a combination of common and preferred stock, to the shareholders of a potential target or in connection with a related simultaneous financing to complete a business combination or asset purchase. The issuance of additional shares of our Common Stock or any number of shares of our preferred stock may:
•	significantly dilute the equity interest of shareholders in our Company;

•	subordinate the rights of holders of Common Stock if preferred stock is issued with rights senior to those afforded to holders of our Common Stock;

•	cause a change in control if a substantial number of our shares of Common Stock are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and possibly result in the resignation or removal of some or all of our present officers and directors; and

•	adversely affect prevailing market prices for our Common Stock.
Similarly, our issuance of debt securities could result in:
•	default and foreclosure on our assets if our operating revenues after a business combination or asset purchase were insufficient to pay our debt obligations;

•	acceleration of our obligations to repay the indebtedness, even if we have made all principal and interest payments when due, if the debt security contains covenants that require the maintenance of certain financial ratios or reserves, or change of control provisions, and any such covenant is breached without a waiver or renegotiation of that covenant;

•	our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand; and

•	our inability to obtain additional financing, if necessary, if the debt security contains covenants restricting our ability to obtain additional financing while such security is outstanding.
     Our ability to successfully effect a business combination and to be successful afterwards will be totally dependent upon the efforts of our key personnel, and others who will be hired to manage the acquired business and whom we would have only a limited ability to evaluate.
     Our ability to successfully effect a business combination will be totally dependent upon the efforts of our key personnel. However, we cannot presently ascertain the future role of our key personnel in the target business. Although our current management expects to remain associated with us in senior management or advisory positions following a business combination, we may employ other personnel following the business combination. While we intend to closely scrutinize any additional individuals we engage after a business combination, we cannot assure you that our assessment of these individuals will prove to be correct. These individuals may be unfamiliar with the requirements of operating a public company which could cause us to have to expend time and resources familiarizing them with such requirements. This process could be expensive and time-consuming and could lead to various regulatory issues which may adversely affect our operations.
     Our officers and directors’ allocation of their time to other business interests could have a negative impact on our ability to develop our renewable assets and consummate a business combination.
     All of our officers and directors are required to commit their full work hour time to our business affairs, with the exception of Mr. Evans. Due to existing board of director positions that Mr. Evans maintains with other companies, Mr. Evans cannot commit 100% of his work hours to GreenHunter Energy. However, all material corporate, strategic and financial decisions will be reviewed and ultimately decided by Mr. Evans. We cannot assure you that these conflicts will be resolved in our favor.

     Our officers and directors may become affiliated with entities engaged in business activities similar to our own and accordingly, may have conflicts of interest in determining which entity a particular business opportunity should be presented to.
     Our officers and directors may become affiliated with entities engaged in business activities similar to our own. Additionally, our officers and directors may become aware of business opportunities which may be appropriate for presentation to us as well as the other entities with which they have fiduciary obligations. Accordingly, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented. We cannot assure you that these conflicts will be resolved in our favor.
     Because of our limited resources and the significant competition for business combination opportunities, we may not be able to consummate an attractive business combination.
     We expect to encounter intense competition from other entities with business objectives similar to ours, including venture capital funds, leveraged buyout funds and operating businesses competing for acquisitions. Many of these entities are well established and have extensive experience in identifying and effecting business combinations directly or through affiliates. Many of these competitors possess greater technical, human and other resources than we do, and our financial resources will be relatively limited when contrasted with those of many of these competitors. While we believe that there are numerous potential target businesses that we could acquire, our ability to compete in acquiring certain sizable target businesses will be limited by our available financial resources. This inherent competitive limitation gives others an advantage in pursuing the acquisition of certain target businesses. Any of these factors may place us at a competitive disadvantage in successfully negotiating a business combination. If we are unable to successfully complete an acquisition of a target business, our business plan will be thwarted and investors may lose their entire investment.
     We may be unable to obtain additional financing, if required, to complete a business combination, asset purchase or to fund the operations and growth of the target business, which could compel us to restructure the transaction or abandon a particular business combination or asset purchase.
     We cannot ascertain the capital requirements for any particular transaction. If the net proceeds of any specific capital raise prove to be insufficient, either because of the size of the business combination or asset purchase, we may be required to seek additional financing. We cannot assure you that such financing would be available on acceptable terms, if at all. To the extent that additional financing proves to be unavailable when needed to consummate a particular business combination or asset purchase, we would be compelled to restructure the transaction or abandon that particular business combination or asset purchase and seek an alternative target. In addition, if we consummate a business combination or asset purchase, we may require additional financing to fund the operations or growth of the target. The failure to secure additional financing could have a material adverse effect on the continued development or growth of the target. None of our officers, directors or stockholders is required to provide any financing to us in connection with or after a business combination.
     We depend on key management personnel, and the loss of any of these individuals could have a material adverse effect and make it more difficult to find a suitable company for a business combination.
     Our ability to successfully effect a business combination will be largely dependent upon the efforts of our management team. We have not entered into any employment agreements with any of our management team at this time, nor have we obtained any “key man” life insurance on any of their lives. The loss of any of their services could have a material adverse effect on our ability to successfully achieve our business objectives, including seeking a suitable target business to effect a business combination.

     While we anticipate that our Common Stock will be quoted on the OTC Bulletin Board, we cannot assure you that our Common Stock will be eligible for quotation or will continue to be so quoted in the future. Quotation of our shares on the OTC Bulletin Board will limit the liquidity and price of our securities more than if our securities were quoted or listed on the Nasdaq Stock Market or a national exchange.
     We anticipate that our securities will be quoted on the OTC Bulletin Board, an NASD-sponsored and operated inter-dealer automated quotation system for equity securities not included on The NASDAQ Stock Market. We cannot assure you that our securities will be eligible for quotation or will continue to be authorized for quotation on the OTC Bulletin Board. Quotation of our securities on the OTC Bulletin Board will limit the liquidity and price of our securities more than if our securities were quoted or listed on The NASDAQ Stock Market or a national exchange. Even if we are successful in having our Common Stock quoted on the OTC Bulletin Board, the shares of Common Stock issued in this Offering will be restricted stock and may not be sold on the OTC or otherwise except as permitted under the Securities Act and applicable state securities laws, pursuant to registration or exemption therefrom.
     We will not be required to comply with all of the requirements of the Sarbanes-Oxley Act of 2002.
     Because our securities are quoted on the OTC Bulletin Board, we are not subject to all of the corporate governance requirements of the Sarbanes-Oxley Act of 2002, such as independent director standards and audit committee requirements. While we may choose to voluntarily adopt some of the requirements of Sarbanes-Oxley, you may not have all of the corporate governance protection afforded to investors in companies listed on NASDAQ, AMEX or the NYSE.
     In the event we acquire a business that is unable to satisfy regulatory requirements relating to internal controls, or if its internal controls over financial reporting are not effective, our business and our stock price could suffer.
     Section 404 of the Sarbanes-Oxley Act of 2002 requires companies to do a comprehensive evaluation of their internal controls, including an evaluation of any target businesses acquired by a company. In the event the internal controls over financial reporting of a target business cannot satisfy the regulatory requirements relating to internal controls or if these internal controls over financial reporting are not effective, we may not be able to complete a business combination with the target business without substantial cost or significant risks to our company or our management may be unable to certify as to the effectiveness of the internal controls and our auditor may be unable to publicly attest to this certification following the completion of a business combination. Our efforts to comply with Section 404 and related regulations regarding our management’s required assessment of internal controls over financial reporting and our independent auditors’ attestation of that assessment may require the commitment of significant financial and managerial resources or may prevent a business combination with certain target businesses. If we fail to timely complete our evaluation, if our management is unable to certify the effectiveness of the internal controls of our company or the acquired business or if our auditors cannot attest to management’s certification, we could be subject to regulator scrutiny and loss of public confidence, which could have an adverse effect on our business and our stock price.
     If our Common Stock becomes subject to the SEC’s penny stock rules, broker-dealers may experience difficulty in completing customer transactions and trading activity in our securities may be adversely affected.
     If at any time we have net tangible assets of $5,000,000 or less, and our Common Stock has a market price per share of less than $5.00, transactions in our securities may be subject to the “penny stock” rules promulgated under the Securities Exchange Act of 1934. Under these rules, broker-dealers who recommend such securities to persons other than institutional accredited investors must:
•	make a special written suitability determination for the purchaser

•	receive the purchaser’s written agreement to the transaction prior to sale

•	provide the purchaser with risk disclosure documents which identify certain risks associated with investing in “penny stocks” and which describe the market for these “penny stocks” as well as a purchaser’s legal remedies

•	obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a “penny stock” can be completed
     If our Common Stock becomes subject to these rules, broker-dealers may find it difficult to effectuate customer transactions and trading activity in our securities may be adversely affected. As a result, the market price of our securities may be depressed, and you may find it more difficult to sell our securities.
     Our outstanding warrants may have an adverse effect on the market price of common stock and make it more difficult to effect a business combination.
     We have issued warrants to purchase 2,000,000 shares of common stock. To the extent we issue shares of common stock to effect a business combination, the potential for the issuance of substantial numbers of additional shares upon exercise of these Warrants could make us a less attractive acquisition vehicle in the eyes of a target business as such securities, when exercised, will increase the number of issued and outstanding shares of our common stock and reduce the value of the shares issued to complete the business combination. Accordingly, our Warrants may make it more difficult to effectuate a business combination or increase the cost of the target business. Additionally, the sale, or even the possibility of sale, of the shares underlying the Warrants could have an adverse effect on the market price for our securities or on our ability to obtain future public financing. If and to the extent these Warrants are exercised, you may experience dilution to your holdings.
     We do not intend to pay dividends.
     The Company has never declared or paid any cash dividends on its capital stock. The Company currently intends to retain any future earnings for funding growth and, therefore, does not expect to pay any dividends in the foreseeable future.
Shareholders will not have preemptive rights.
     Our Certificate of Incorporation denies the holders of Common Stock the right to subscribe for additional shares of capital stock upon any issuance or increase thereof. As a result, upon the issuance by the Company of any additional shares of Common Stock or securities convertible into Common Stock or preferred stock of the Company subsequent to the Offering, the stockholders of the Company may be unable to maintain their pro rata ownership of Common Stock.

Item 2 Financial Information
SELECTED HISTORICAL FINANCIAL INFORMATION
     The following table presents our selected historical financial information as of and for the periods presented. The selected historical financial information for the years ended December 31, 2006, 2005 and 2004 has been derived from the audited financial statements included elsewhere in this registration statement. The selected historical financial information as of and for the six months ended June 30, 2007 and for the six months ended June 30, 2006 are derived from our unaudited financial statements included elsewhere in this registration statement, which, have been prepared on a basis consistent with our annual audited financial statements and, in the opinion of management, include all adjustments necessary for a fair presentation of such data.

	For the period		For the period
	ended		ended
	June 30, 2007		June 30, 2006	For the years ended December 31,
	(unaudited)		(unaudited)	2006	2005	2004	2003	2002	(d)
Operating results
Revenues	$554,254	(a)	$—	$—	$—	$—	$—	—
Project costs	192,246		656,871	1,016,931	1,087,642	715,706	40,800	—
General and administrative	7,341,041	(b)	271,035	676,881	357,327	223,054	1,585	—
Operating loss	(7,374,642)		(944,398)	(1,728,500)	(1,454,482)	(942,570)	(42,385)	—
Net loss	(7,446,042)		(944,896)	(1,760,195)	(1,454,210)	(942,570)	(42,385)	—
Preferred dividends	(1,157,671	)(c)	—	—	—	—	—	—

Net loss to common stockholders	$(8,603,713)		$(944,896)	$(1,760,195)	$(1,454,210)	$(942,570)	$(42,385)	—

Net loss per common share	$(0.53)		$(0.06)	$(0.12)	$(0.10)	$(0.06)	$(0.00)	—

Balance sheet (end of period)
Cash and cash equivalent	$7,305,851		$49,186	$64,786	$36,461	$13,305	$13,415	—
Property and equipment, net	16,437,943		149,657	114,040	109,451	40,341	—	—
Total assets	27,039,828		745,932	698,308	632,781	101,506	13,415	—
Long-term debt	3,794,168		—	2,851,259	—	—	—	—
Total liabilities	5,760,728		457,193	3,333,505	326,146	291,661	—	—
Preferred Stock	12,500,000	(c)	—	—	—	—	—	—
Total stockholders’ equity (deficit)	$21,279,100		$288,739	$(2,635,197)	$(306,635)	$(190,155)	$13,415	—

(a)	On April 13, 2007, we acquired 100% of the capital stock of Channel Refining Corporation, a specialty chemical manufacturer for cash of $6,647,342, notes payable of $1,639,738 and common stock of $2,079,000. The period ended June 30, 2007 includes Channel’s operations beginning April 14, 2007.

(b)	We issued 3,500,000 common stock options to employees on May 16, 2007 valued at $6,170,984.

(c)	We issued $12,500,000 in Series A 8% Convertible Preferred Stock through May 15, 2007 along with common stock warrants pertaining to the preferred which were valued at $950,000 and treated as a preferred stock dividend. We also paid $207,671 in cash dividends.

(d)	While the Company’s inception date was June 1,2001, no operations were conducted in 2001 or 2002. Operations began in 2003.

Management’s Discussion and Analysis or Plan of Operation
     The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of our condensed financial condition and results of operations. The discussion contains forward-looking statements that involve risks and uncertainties (see “Forward-Looking Statements” above). Actual events or results may differ materially from those indicated in such forward-looking statements. The discussion should be read in conjunction with the financial statements and accompanying notes included herewith.
Overview
     Prior to April 13, 2007 we were a start up company in the development stage pursuant to Financial Accounting Standards Board Statement No. 7, “Accounting and Reporting by Development Stage Enterprises.” Our plan is to acquire and operate assets in the renewable energy sectors of wind, solar, geothermal, biomass and biofuels. We currently have ongoing business initiatives at GreenHunter in wind, biodiesel, methanol and biomass. We intend to become a leading provider of clean energy products offering residential, business and other customers the choice to support clean energy generated from sources such as wind, solar, geothermal, biomass and biofuels (ethanol and biodiesel).
     Until April 13, 2007 our primary business was the investment in and development of wind energy farms. On that date, we purchased 100% of the outstanding stock of Channel Refining Corporation (subsequently renamed GreenHunter BioFuels, Inc., and hereinafter referred to as “BioFuels” or “Channel”), a specialty chemical and waste oil manufacturer with facilities located in Houston, Texas. Channel’s operations principally consisted of producing petroleum diesel and naphtha from contaminated sources of trans-mix or other petroleum based products. Our interest in Channel was not for its existing operations, but the existing location for a biodiesel manufacturing, storage and terminal operation located along the Houston Ship Channel which would allow for multiple land and water based transportation options and the possibility of sourcing raw material from worldwide supplies. We are currently building a 105 million gallon biodiesel plant on this site location which will contain terminal operations and 500,000 barrels of product storage, as well as the ability to process up to 1,500 barrels per day of contaminated methanol (a chemical used in biodiesel production) on site. The specialty chemical and waste oil operation previously based on trans-mix raw material was continued through July 2007. The commercial operation of processing contaminated methanol was initiated in September 2007 after completing a refurbishment of an existing methanol distillation system at a total cost of $2.5 million. We expect construction of the biodiesel plant to be completed during the first quarter of 2008 and commercial production of biodiesel to commence by March 31, 2008. We do not expect to operate at a profit before our biodiesel plant is completely constructed and operational.
     We have also recently acquired an inactive 18.5 megawatt (nameplate capacity) biomass plant located in Imperial, California, which we intend to refurbish and to place in service during the second quarter of 2008. At the same time we acquired this plant, we acquired a power purchase agreement with a major southern California utility to take the full electric production output capacity of the plant when operational. We expect to begin refurbishment of this plant during the fourth quarter of 2007. The current plan is that the plant will operate on a combination of wood and manure based fuels.
     We continue to own rights to potential wind energy farms located in Montana, New Mexico and California and continue to operate and gather data produced from wind measurement equipment located on these sites. We also continue to seek additional potential development sites, particularly those that would be near our other renewable energy projects. The nature of these wind energy projects necessitates a longer term before they become operational, if ever. We do not expect any of our current wind energy projects to become operational during the next 18 months.
     It is management’s plan to be fully operational in the Company’s renewable assets of biodiesel (including methanol) and biomass over the next twelve months. We believe that we could have one or more wind farm developments operational in 2009, assuming we can obtain access to wind turbines from manufacturers. In order to accomplish these goals, a combination of debt and possibly new equity will have to be raised from outside sources. The company is in the process of closing a new credit facility in the amount of $150 million with a foreign financial institution. Our management team has had a prior business banking relationship with the senior bankers of this financial institution during our earlier careers at Magnum Hunter Resources. The proceeds from this financing would allow completion of our existing project development. Additionally, the company has begun selling a convertible bond offering in an amount of up to $60 million to accredited investors. There are approximately 30 broker/dealers currently selling these notes, the primary purpose of which would be to fund the capital costs associated with the current conversion of the existing refinery owned by GreenHunter BioFuels to biodiesel. Management is also in discussions with certain brokerage firms and hedge funds on the possibility of private placement transactions that would raise new equity. The management team at GreenHunter Energy has substantial experience in raising capital from many different sources and believes that the Company’s existing asset base and future projects will enable it to meet the financial needs forecasted.
     Minimal revenues will be generated by GreenHunter Energy during calendar year 2007. The Company’s current revenue generating asset, the methanol distillation system, began operations in September 2007. A combination of existing employees, as well as third party contractors, is responsible for the plant conversion that is currently in progress. The biodiesel refinery is currently expected to begin operations by June 30, 2008.
     We are currently planning to use new personnel recently hired in addition to third party contractors to complete the refurbishment required to restart the biomass project.

     We believe that our ability to successfully compete in the renewable energy industry depends on many factors, including the location and low cost construction of our planned facilities, development of strategic relationships, achievement of our anticipated low cost production model and, where necessary, recruitment of experienced management.
Weaknesses and Uncertainties that Affect our Financial Condition
     The execution of our business plan is contingent upon our ability to obtain the requisite capital to design, construct and commence operation of the biodiesel, biomass and wind production facilities. In order to build our proposed biodiesel production facilities, we estimate that the total construction costs for our facilities will be approximately $40 million, assuming $30 million for the 105 million gallons of production capacity and $10 million for the terminal facility. Once in operation, we will require additional financing to cover our anticipated working capital needs to operate the biodiesel plant, including inventory carrying costs of approximately $20 million. The exact amount of our working capital requirement will be dependent on a number of factors including the percentage of biodiesel blended with petroleum diesel that we choose to produce and the purchase and sales contract terms we are able to negotiate. We will need to raise approximately $14 million in order to refurbish the biomass plant along with additional financing for working capital needs. We are currently assessing the wind potential at all the wind farm locations and do not expect construction to commence at any of them during the next 18 months. We do not have any other commitments for our capital needs and the viability of our business plan is based largely on our ability to obtain such financial commitments over the next few months. We also will need to have sufficient capital to cover our general and administrative expenses, debt service and preferred dividend requirements until December 2008, estimated to be approximately $6.5 million.
     The assumptions that we have used in our business plan have not been tested as we have not yet begun the production at any of our facilities. As a result, we have based our business plan on agreements that are not yet operational or on proposals that have not yet been finalized or implemented. Definitive versions of such agreements, documents, plans, or proposals may never be finalized or, when finalized, may contain terms or conditions that vary significantly from our assumptions or may not prove to be profitable or may otherwise not perform in accordance with our assumptions.
     We face uncertainty as to the actual construction cost for our proposed production facilities. We are acting as our own general contractor at our biodiesel site and plan to do so at our other facilities as well. Construction cost overruns may occur due to (i) change orders approved by us or (ii) delays in the construction of our proposed production facilities caused by numerous factors, including, but not limited to force majeure, the destruction of the production facilities by fire or other hazards or an inability to obtain materials or labor in a timely manner.
     Additionally, our financial condition may be adversely impacted by delays in the completion of our production facilities. We have developed an ambitious timetable for completion of the financing, regulatory, design and engineering, and construction phases of our production facilities, which is dependent upon the following factors: (i) how quickly we can obtain debt and equity capital required for the financing and construction of our production facilities; (ii) weather and seasonal factors that generally affect construction projects and (iii) construction delays or other events beyond our control. If it takes longer than we anticipate to complete the financing, obtain necessary permits, build the proposed production facilities or achieve commercial operations at the facilities, our costs of capital could increase. We could also be forced to seek additional sources of capital and we would lose the additional revenues related to the products to be produced at the facilities, each of which could harm our business and make it more difficult to service our debt obligations.

Plan of Operation
     Over the next few months, we intend to begin commercial operations to treat contaminated methanol and to continue construction of our biodiesel facility in Houston, Texas. Our construction effort has entailed the acquisition of equipment and materials required to complete the construction of the facility. Upon completion of the facility, we intend to begin the commercial production and sale of biodiesel. We currently do not have available the financial resources necessary to complete construction of the biodiesel facility and to commence operations.
     We expect to hire additional employees as construction progresses on the Houston facility as we will need a fully trained staff to commercially operate this facility. We will also need to hire employees to conduct refurbishment of the California biomass plant.
Liquidity and Capital Resources
Available Cash
     As of June 30, 2007, we had cash and cash equivalents of $7,305,851. Based on current expenditure plans, we believe our cash and the realization of other anticipated sources of liquidity are expected to fund our operations through completion of these projects by June 2008. The other expected sources of liquidity (which include debt and equity offerings as well as a new project financing) are currently being negotiated. If we fail to obtain these other sources of liquidity, we would need to suspend our capital spending plans and we believe our current liquidity would fund operations through March 2008.
Notes Payable
     As part of the purchase price of Channel, we issued notes payable totaling $2,000,000 in principal value to the previous stockholders. The notes are for a term of seven years at an annual interest rate of 5% payable quarterly, with interest only payable for the first two years and equal quarterly amortization of principal plus interest over the remaining five years. The Company recorded this note at a discounted value of $1,639,738 based on its estimated risk adjusted borrowing rate of 10%, and will accrete the discount over the life of the notes.
Convertible Debt
     On December 5, 2006, Wind Hunter distributed $2,820,000 to its sole member, Investment Hunter, LLC (hereinafter called “Investment Hunter”), which then loaned these funds back to Wind Hunter at an annual interest rate of 15% with principal and interest due on the later of December 31, 2006 or on such date as the Company closed on a private placement of its equity securities in which net proceeds to the Company were not less than $4,000,000. Interest accrued through December 31, 2006 was $31,259. On January 1, 2007, the promissory note plus accrued interest was renewed and extended through the issuance of a GreenHunter subordinated convertible note in the amount of $2,851,259 with interest at an annual rate of 10% first due on December 31, 2007. Beginning March 31, 2008, quarterly principal payments of $356,411 along with accrued interest will be due and payable. The note is a general, unsecured obligation of the Company and shall be subordinate to any and all secured loans of the Company. The note and interest are convertible at the option of the holder into the common stock of the Company at a conversion price of $5.00 per share at any time up to payment.
Preferred Stock, Common Stock and Common Stock Warrants to Institutional Investors
     On March 9, 2007 the Company authorized and established a series of preferred stock that was designated as “2007 Series A 8% Convertible Preferred Stock” (hereinafter referred to as “Preferred Stock”). The series was constituted as 12,500 shares with a stated value per share initially set equal to One Thousand Dollars ($1,000.00).

     On March 12, 2007 the Company executed a securities purchase agreement with institutional investors whereby the Company agreed to issue to such institutional investors the following securities of the Company for an aggregate consideration of $15,000,000, including $12,500,000 in aggregate principal amount of its Series A 8% convertible preferred stock, 500,000 shares of common stock at $5.00 per share and 1,500,000 common stock purchase warrants at an exercise price of $7.50 per warrant (of which 1,250,000 warrants were allocable to the holders of the Series A 8% convertible preferred stock). Gross proceeds of $15,000,000 ($14,950,000 net of expenses) were received by the Company thereafter through May 15, 2007 from the issuance of the preferred and common stock and common stock warrants to these institutional investors. The Company allocated $4.62 to each share of common stock and $0.76 to each common stock warrant (warrant value determined using the Black Scholes option pricing model) in establishing the fair value of these securities. The preferred stock provides for a cumulative dividend that may be payable, at the option of the Company in cash or shares of common stock at 115% of the cash dividend payable and using the 10-day average price per share of common stock. A holder of the Preferred Stock has the right to convert these shares at any time into shares of common stock at a conversion price of $5.00 per common share. The Company may force conversion at any time subject to certain conditions, two of which are: (i) two years have elapsed from March 12, 2007, and (ii) the 10- day average price per share of the common stock is greater than or equal to $7.50. After five years the Company may redeem the preferred stock for cash. Other provisions of the Preferred Stock include a liquidation preference, anti-dilution provisions, voting rights equal to the common shareholders and other protective provisions. Each common stock purchase warrant entitles the holder thereof to purchase one share of the Company’s common stock at $7.50 per share until the expiration date of five years after issuance. The Company can cause the warrant to be exercised after one year from March 12, 2007, if the Company’s common stock is trading at an average price over the prior 10 consecutive days of at least $12.50 per share. The warrants contain customary anti-dilution provisions. On June 30, 2007 the Company paid a cash dividend of $207,671 on the preferred stock. Additionally, the estimated fair value of the warrants issued in connection with the preferred stock were treated as a dividend paid on the preferred stock upon their issuance, resulting in a non-cash dividend on preferred stock of $950,000.
Common Stock and Common Stock Warrants in Private Placement
     During April 2007 the Company issued 1,000,000 shares of its common stock at $5.00 per share along with 500,000 common stock purchase warrants in a private placement exempt from registration under the Securities Act of 1933. Total proceeds from the issue were $5,000,000 before selling and other expenses. The Company allocated $4.62 to each share of common stock and $0.76 to each common stock warrant (warrant value determined using the Black Scholes option pricing model) in establishing the fair value of these securities. Each common stock purchase warrant entitles the holder thereof to purchase one share of the Company’s common stock at $7.50 per share at any time prior to the expiration date of April 5, 2012. The Company can cause the warrants to be exercised after April 5, 2008 if the Company’s common stock is trading at an average price over the prior ten consecutive days of at least $12.50 per share. The warrants contain customary anti-dilution provisions.
Common Stock for acquisition of Channel Refining Corporation
     On April 13, 2007 we issued 450,000 shares of our common stock valued at $4.62 per share, for a total value of $2,079,000, in connection with the acquisition of Channel Refining Corporation. Total consideration paid by us also included cash and notes payable.
Common Stock for acquisition of Biomass Plant, Power Purchase Agreement
     During May 2007 in connection with the acquisition of an inactive 18.5 megawatt (nameplate capacity) biomass plant located in Imperial California, we acquired the existing power purchase agreement between the former owner of the facility and an electric utility company for 500,000 shares of the Company’s common stock valued at $4.62 per share, for a total value of $2,310,000. The Company entered separately into a five year consulting agreement with the former owner that allows the Company the right to any deals developed by the consultant over the term of the agreement. The payment terms of the consulting agreement were 300,000 shares of the Company’s common stock valued at $4.62 per share, or $1,386,000, allocated to the inactive 18.5 megawatt plant acquired, along with quarterly cash payments for the duration of the consulting agreement of $98,000 per quarter beginning June 30, 2007.
Prospective Sources of Bank Financing and Other Capital Resources
     In order to meet the anticipated capital needs of the Company, to complete the refurbishing of its existing assets, and to provide sufficient working capital for its contemplated operations, the Company has engaged certain financial institutions that can assist in meeting these capital resource needs. A European financial institution has provided a term sheet and is proceeding with a formal financial commitment that is expected to be sufficient to meet the capital requirements contemplated. Additionally, the Company has engaged a number of NASD broker-dealers to privately place a redeemable note offering in the total amount of up to $60 million. An escrow account has been opened in September 2007 and funds from investors have begun to be deposited. All of the necessary due diligence required by both of these financial placements has been completed, which included engineering, market assessment, business appraisal, insurance and other material matters required by these financial institutions.
Obligations Under Material Contracts
     Below is a brief summary of the payment obligations under material contracts to which we are a party, other than the debt and convertible debt obligations described above.
     Consulting Agreement with Chateau Energy, Inc. (hereinafter referred to as “Chateau”) The Company has granted Chateau (the entity from whom we purchased the bio-mass plant in May 2007) the non-exclusive right to represent the Company in the location and development of renewable energy and biofuel projects. Chateau shall be responsible for locating, analyzing and delineating the business viability, as well as providing an adequate development strategy for these projects. The Company will pay a quarterly fee of $98,000 to Chateau, the first quarterly payment of $98,000 being paid on June 30, 2007 and will continue every quarter thereafter until the last payment of March 31, 2012.
Current Revenues and Operating Expenses
     Our current revenues are generated by the manufacture of naphtha and petroleum diesel from a contaminated petroleum trans-mix raw material, classified as fuel oil sales on our statement of operations, at our facility in Houston, Texas. We also generate revenues from toll processing of contaminated trans-mix for other parties, classified as processing revenue on our statement of operations. The revenues from these sources continued until July 31, 2007. Thereafter, we began the processing of contaminated methanol at that site and ceased processing contaminated petroleum trans-mix for other parties due to our need to convert and begin refurbishing parts of the plant for biodiesel production. We anticipate that revenues generated from methanol production should be sufficient to cover material and freight and operating expenses of the methanol production and make some contribution in support of the general and administrative expenses of the plant.
     Our current operating expenses are comprised of costs associated with material and freight, operating expenses, administrative, salary, marketing, legal and business development. The Company does not differentiate operating expenses for the material we own and process from the material we don’t own but process under a tolling agreement. We will have additional operating expenses for additional staff members as they are hired. Along with such operating expenses, we have significant expenses related to financing and interest, which we expect to increase, as well as preferred stock dividends. We have allocated funds in our capital structure for our current expenses. However, there can be no assurance that the funds allocated are sufficient to cover our current or future expenses. We may need additional funding to cover these costs if sufficient funds are not retained up-front or if costs are higher than expected.
Results of Operations
   Six Months Ended June 30, 2007 Compared to Six Months Ended June 30, 2006:
     Since we acquired 100% of the common stock of Channel Refining Corporation on April 13, 2007, our operating results in the 2007 period included Channel’s operating results from April 14, 2007 through June 30, 2007, while the comparable period in 2006 does not reflect any operating results from Channel. For the six months ended June 30, 2007, we had revenues from fuel oil sales of $480,054 and revenues from processing of $74,200, material and freight costs of $162,144 and operating expenses of $184,792 due to Channel operations. It is expected that revenue and material and freight costs from Channel’s current specialty chemical operations will be replaced with revenue and material and freight costs from methanol processing beginning in August 2007. We incurred project costs associated with our wind energy projects of $192,246 in the 2007 period compared to $658,871 in the 2006 period, a decline 71% due to the winding down of preliminary engineering and environmental work in 2006 and moving into a phase where we are concentrating on acquisition of additional wind data on the projects. We expect the reduced level of spending on existing wind projects to continue for the next eighteen months. Depreciation expense was $48,673 during the 2007 period versus $16,491 during the 2006 period, due primarily to the acquisition of Channel. We did not record any depreciation from the adjustment to fair value of equipment and infrastructure of $8,153,649 from the Channel acquisition as these costs are associated with the biodiesel plant under construction. General and administrative expense was $7,341,041 during the 2007 period versus $271,035 during the 2006 period. The 2007 period included employee stock option expense of $6,170,984 as the result of issuing 3,500,000 common stock options with an exercise price of $5.00 per share, an estimated fair value of $1.76 per share, and an exercise term of 10 years to employees on May 16, 2007. The options were vested fully on the date of issuance, and resulted in a non-cash expense for the entire issue being recorded during the 2007 period. No stock options were granted in the 2006 period. The 2007 period also included $225,634 of general and administrative expense due to Channel’s operations versus none in the 2006 period. Other increases in general and administrative expense were due to increases in salaries and benefit costs of $433,651 due to an increase in the number of employees (including executive and other management staff) to manage the increased scope of operations in 2007, an increase in travel related expenses of $113,980, an increase in professional fees of $91,016 and office and other expenses of $39,893, all directly related to the increased scope of operations in 2007 when compared to 2006. We expect to hire additional employees both on an operations related level as well as management and administrative staff as our projects come online. We also expect future office and related costs will grow as we expand operations, as well as professional fees and various other administrative costs due to the public registration of our common stock and related reporting requirements. Our operating loss was $7,374,642 in the 2007 period versus a loss of $944,398 in the 2006 period, due principally to the increase in general and administrative expense offset by a reduction in project costs. Interest income was $108,997 in the 2007 period versus $176 in the 2006 period due to interest earned on investment of funds raised from our issuance of common and preferred stock in 2007. Interest and other expense was $180,397 in the 2007 period versus $673 in the 2006 period due to the addition of the convertible note in December 2006 and the notes payable to the former Channel stockholders in April 2007. We realized a net loss of $7,446,042 in the 2007 period compared to a net loss of $944,896 during the 2006 period due to the previously discussed increase in our operating loss and interest expense, less the increase in interest income in the current period. Dividends on our preferred stock were $1,157,671 in the 2007 period versus none in the 2006 period due to the issuance of our Series A 8% preferred stock and common stock warrants related to the preferred stock during the 2007 period. The dividend included $207,671 in cash payments and $950,000 in non-cash expense based on the value of the warrants issued in connection with the preferred stock. Our net loss to common stockholders was $8,603,713 in the 2007 period versus $944,896 in the 2006 period due to the non-cash employee stock option expense of $6,170,984 and the dividend expense of $1,157,671 recorded in the 2007 period. Our net loss per share increased to $0.53 from $0.06 in the 2006 period.
   Year Ended December 31, 2006 Compared to Year Ended December 31, 2005:
     We were a development stage company and had no operating revenues in either period. Operations in both periods consisted of conducting preliminary assessment of developmental, operational and environmental issues for the various wind projects. These assessments were conducted with the assistance of a professional engineering firm experienced in wind project development in our areas of interest. During the second half of 2006, the then President and Chief Operating Officer and part owner of the Company indicated a preference for living in and conducting principal project development operations in Europe, which was not acceptable to the other owner. This led to the buyout of the President’s ownership interest and his resignation from the Company. As part of the buyout, the former President received all right and title to one of the Montana projects as well as cash. Management then made the decision to reduce expenditures on the remaining wind projects to a level to facilitate the scientific gathering of data to further evaluate these projects and to finish certain environmental work that as was necessary. Management’s decision was due in part to the lack of near term availability of wind turbines in the market as well as the need to wait for additional transmission capacity to become available in our areas of interest. As a result of these actions, project costs declined 7% in the 2006 period to $1,016,931 from $1,087,642 in the 2005 period. Depreciation expense increased 265% in the 2006 period to $34,688 from $9,513 in the 2005 period due to the increased number of wind measurement devices being employed in the project areas for a full year. General and administrative expense increased 89% to $676,881 in the 2006 period versus $357,327 in the 2005 period. The principal reasons for this increase were an increase in employee expense of $181,615 due to the addition of two management employees and an increase in professional fees of $114,053. Our operating loss increased 19% to $1,728,500 in the 2006 period from $1,454,482 in the 2005 period primarily as a result of higher general and administrative costs. Interest and other expense increased to $32,182 in 2006 from none in 2005 due to the conversion of membership contribution to note payable to stockholder of $2,850,000 in December 2006. Our net loss increased 21% to $1,760,195 from $1,454,210 due primarily to the increase in our operating loss and the increase in interest and other expense. Net loss per share increased 21% to $0.12 in the 2006 period versus a net loss of $0.10 per share in the 2005 period.
   Year Ended December 31, 2005 Compared to Year Ended December 31, 2004:
     We were a development stage company and had no operating revenues in either period. Operations in both periods consisted of conducting preliminary assessment of developmental, operational and environmental issues for the various wind projects. These assessments were conducted with the assistance of a professional engineering firm experienced in wind project development in our areas of interest. Project costs increased 52% in the 2005 period to $1,087,642 from $715,706 in the 2004 period. In 2004, approximately 98% of the project expenditures were spent on the Valley County, Montana wind project. In 2004, we began to incur more substantial expenditures on other wind projects in Montana and New Mexico. We also incurred project costs in other states that were subsequently abandoned. Depreciation expense increased 150% in the 2005 period to $9,513 from $3,810 in the 2004 period due to the increased number of wind measurement devices being employed in the project areas for a full year. General and administrative expense increased 60% to $357,327 in the 2005 period versus $223,054 in the 2004 period. The principal reasons for this increase were an increase in office expense of $46,293, employee expense of $37,943, an increase in professional fees of $26,738 and an increase in travel expense of $23,300. Our operating loss increased 54% to $1,454,482 in the 2005 period from $942,570 in the 2004 period primarily as a result of higher project costs and general and administrative costs. Our net loss increased 54% to $1,454,210 from $942,570 due primarily to the increase in our operating loss. Net loss per share increased 54% to $0.10 in the 2005 period versus a net loss of $0.06 per share in the 2004 period.
Summary of Significant Accounting Policies
Principals of Consolidation and Basis of Presentation
The accompanying financial statements include the accounts of the Company and our wholly owned subsidiaries, Wind Hunter, LLC. (hereinafter referred to as “Wind Hunter”) and GreenHunter BioFuels, Inc.(hereinafter referred to as BioFuels), formerly known as Channel Refining Corporation (hereinafter referred to as “Channel”). All significant intercompany transactions and balances have been eliminated.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.
Cash Equivalents
The Company considers all highly liquid investments to be cash equivalents if they have maturities of three months or less at the date of purchase.
Project Costs
Project costs to date have been incurred in the preliminary stage of project development and have therefore not been capitalized. These costs include transmission and interconnection studies and environmental, biological and preservation studies relating to specific sites. When incurred, costs directly attributable to the construction and acquisition of wind facilities will be capitalized and depreciated over their estimated lives.
Fair Value of Financial Instruments
The Company’s financial instruments, including cash and cash equivalents, and accounts payable are carried at cost, which approximates their fair value because of the short-term maturity of these instruments.
Repairs and Maintenance
The Company charges the cost of repairs and maintenance, including the cost of replacing minor items not constituting substantial betterment, to selling, general and administrative expenses as these costs are incurred.
Revenue recognition
Revenues for products sold are recorded upon delivery of the products to customers, which is the point at which title is transferred, the customer has the assumed risk of loss, and when payment has been received or collection is reasonably assured. Transportation, shipping and handling costs incurred are included in cost of products sold. Excise and other taxes collected from customers and remitted to governmental authorities are not included in revenue.
Stock-Based Compensation.
The Company issues shares of its common and preferred stock to employees and non-employees as stock-based compensation. The Company accounts for the services using the fair market value of the consideration issued.

Inventories
Inventories consist of various petroleum products, including diesel and naptha and contaminated feedstock, which are processed in the Company’s refinery and are stated at the lower of cost or market (LCM). Cost is determined using the average method.
Property, Plant and Equipment
Property plant and equipment are stated at cost. Depreciation is computed using an accelerated method on assets acquired in the Channel transaction based on the following useful lives:

Plant equipment	5 to 10 years
Land improvements	15 years
Buildings	31 years
Depreciation expense of approximately $48,673 and $16,491 was recorded in the six month periods in 2007 and 2006, respectively. Fair value adjustments of $8,153,649 were made to equipment and infrastructure as a result of the acquisition of Channel. This cost is not currently being depreciated as these costs are associated with the value of the biodiesel plant currently under construction. Material expenditures which increase the life of an asset are capitalized and depreciated over the estimated remaining useful life of the asset. The cost of equipment sold, or otherwise disposed of, and the related accumulated depreciation or amortization is removed from the accounts, and any gains or losses are reflected in current operations.
Impairments
The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful life of fixed assets or whether the remaining balance of fixed assets should be evaluated for possible impairment. We use the estimate of the related undiscounted cash flows over the remaining useful life of the fixed assets in measuring their recoverability. No impairments were indicated at October 31, 2006.
Asset Retirement Obligations
In accordance with Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (“SFAS 143”), the fair value of an asset retirement cost, and corresponding liability, should be recorded as part of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The Company has not recorded any asset retirement obligations because we conduct refinery operations and will continue to do so in the future, we never intend to cease operations or retire all of our assets, and we cannot estimate costs that we do not intend to incur. We do not believe we are subject to any reclamation obligations either now or in the future.
Operating Expenses
The Company does not differentiate operating expenses for the material we own and process from the material we don’t own but process under a tolling agreement.
Income Taxes
The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”, which requires that deferred taxes be provided at enacted tax rates on temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes. Prior to the reverse merger on December 5, 2006, the Company was a non-income tax paying entity, and taxable income and losses flowed through to its members for inclusion in their individual returns. Therefore, no provision for federal income tax was reflected in the statement of operations. After the reverse merger, the Company will be taxed as a regular corporation. We acquired Channel on April 13, 2007. Channel had previously provided a valuation allowance on net deferred tax assets since it was not certain that these assets will be realized. Channel’s net operating loss (“NOL”) for income tax purposes from inception to October 31, 2006 was approximately $1,820,885. Following our acquisition of Channel, the NOL will be limited. No provision for income tax expense or benefit is reflected on the statement of operations for the six months ended June 30, 2007 because we are uncertain as to our ability to utilize our net operating loss in the future. The following is an analysis of Channel’s deferred income taxes as of its previous fiscal year end of October 31, 2006:

Deferred tax assets
Net operating loss carryover	$637,310
Less: Valuation allowance	(637,310)

Deferred tax liabilities	$—

Net deferred taxes	$—
Income or Loss Per Common Share
Basic net income or loss per common share is computed by dividing the net income or loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted net income or loss per common share is calculated in the same manner, but also considers the impact to net income and common shares for the potential dilution from stock options, stock warrants and any other outstanding convertible securities. The Company has issued potentially dilutive instruments in the form of its convertible note payable, its 8% Series A preferred stock, common stock warrants and common stock options granted to its employees at June 30, 2007. The total number of potentially dilutive securities at June 30, 2007 is 8,598,764 shares. However, none of these instruments is included in the calculation of diluted loss per share because to include them would be anti-dilutive. There were no dilutive securities outstanding at June 30, 2006.
Recent Accounting Pronouncements
In July 2006, FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109, was issued. FIN No. 48 clarifies financial statement recognition and disclosure requirements for uncertain tax positions taken or expected to be taken in a tax return. Financial statement recognition of the tax position is dependent on an assessment of a 50% or greater likelihood that the tax position will be sustained upon examination, based on the technical merits of the position. The provisions of FIN No. 48 must be adopted as of the beginning of fiscal years beginning after December 15, 2006, with the cumulative effect reported as an adjustment to retained earnings at the adoption date. The adoption of FIN No. 48 did not have a significant effect on our reported financial position or earnings.
In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS No. 157). SFAS No. 157 establishes a common definition for fair value to be applied to U.S. GAAP guidance requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 157 on its consolidated financial position and results of operations.
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115 (SFAS No. 159). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on its consolidated financial position and results of operations.

Quantitative and Qualitative Disclosures About Market Risks
Fixed and Variable Debt
We use fixed debt only as of June 30, 2007.
Contractual Obligations and Commercial Commitments
We have the following contractual obligations as of June 30, 2007.

	Payments Due by Period (in thousands)
		Less than			After
	Total	1 year	1-3 Years	4-5 Years	5 Years
Contractual Obligations:
Long-term debt(a)	4,851,259	712,822	3,038,437	800,000	300,000
Fixed-rate interest payments(a)	900,827	376,216	442,111	75,000	7,500
Consulting agreement	1,862,000	392,000	1,176,000	294,000	—
Operating leases	1,431,342	104,835	158,433	103,472	1,064,602

Total Contractual Obligations	9,045,428	1,585,873	4,814,981	1,272,472	1,372,102

(a)	Excludes effect of discount recorded on issuance of debt or accretion of this discount over life of the debt.
Off-Balance Sheet Arrangements
     We do not have any off-balance sheet arrangements, variable interest entities, or financing partnerships. We provide trade guarantees on behalf of our 100% owned subsidiary BioFuels only. In addition, we have guaranteed the payment of principal and interest on the $2,000,000 principal value notes payable (before discount) from BioFuels to the former stockholders of Channel (now BioFuels). This debt and interest is included in the long-term debt and interest listed in the table above.

Item 3 Properties
     Through its acquisition of Channel Refining Corporation, now known as GreenHunter BioFuels, Inc. in April 2007, the Company owns a waste oil recycling facility on a 20 acre industrial parcel located on the Houston ship channel. Until July 2007, the facility was manufacturing base oils, lubricants, diesel fuels and naptha. Our primary business objective is to convert most of the existing processing technology into the nation’s largest commercial biodiesel refinery. We are currently designing and converting the existing facility into a 105 million gallon per year biodiesel refinery capable of utilizing multiple vegetable feedstocks and animal fats. In addition, we are in the process of installing 300,000 – 500,000 barrels of bulk storage capacity on site.
     Our Mesquite Lake Resource Recovery Plant, now known as GreenHunter BioPower, Inc., is an 18.5 MW waste-to-energy facility located in El Centro, California. This Imperial County facility was originally built in 1989 to process cow manure into electricity and operated until December 1994. Several modifications were implemented during its operating life to improve plant performance leading to a 95% on-line capacity factor during its last year of operation. Currently, Mesquite Lake is not generating electricity and is in a dormant state. Our primary business objective is to re-power the facility using existing biomass processing technology into a profitable electricity power plant.
Item 4 Security Ownership of Certain Beneficial Owners and Management
     The following table sets forth information regarding beneficial ownership of GreenHunter Energy’s common stock as of July 31, 2007 held by (i) each of GreenHunter’s directors and named executive officers; (ii) all directors and named executive officers as a group; and (iii) any person (or group) who is known to GreenHunter Energy to be the beneficial owner of more than 5% of any class of its common stock.
     Unless otherwise specified, the address of each of the persons set forth is in care of GreenHunter Energy, Inc., 3129 Bass Pro Drive, Grapevine, Texas 76051.

	Name of Beneficial	Amount and Nature of
Title of Class	Owner	Beneficial Ownership(1)		Percent of Class(8)
Common Stock	Gary C. Evans	15,130,252	(2)	84%
Common Stock	Michael K. Studer	2,250,000	(3)	11.2%
Common Stock	Renato T. Bertani	—		—
Common Stock	Morgan F. Johnston	500,000	(4)	2.7%
Common Stock	David S. Krueger	550,000	(5)	3%
Common Stock	Investment Hunter, LLC	15,130,252	(6)	84%
Common Stock	West Coast Opportunity Fund, LLC	2,820,000	(7)	14%
Common Stock	All officers and directors	18,430,252		85.2%
	as a group (5 persons
	named above)

*	Less than 1%

[1]	Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed below has direct ownership of and sole voting power and investment power with respect to the shares of GreenHunter Energy’s common stock.

[2]	Consists of 14,560,000 shares held directly by Investment Hunter, LLC and 570,252 shares to be issued upon conversion of a promissory note in the principal amount of $2,851,259 to common equity held by Investment Hunter LLC. Gary C. Evans owns 100% of the capital stock of Investment Hunter, LLC.

[3]	Consists of 2,250,000 common stock purchase options at an exercise price of $5.00 per share.

[4]	Consists of 500,000 common stock purchase options at an exercise price of $5.00 per share.

[5]	Consists of 550,000 common stock purchase options at an exercise price of $5.00 per share.

[6]	Consists of 570,252 shares to be issued upon conversion of a promissory note in the principal amount of $2,851,259 held by Investment Hunter LLC.

[7]	Consists of 11,750,000 shares of Series A Preferred Stock convertible into 2,350,000 shares of common stock. Paul J. Orfalea, Lance W. Helfert and R. Atticus Lowe have shared voting and investment control over the securities held by West Coast Opportunity Fund, LLC.

[8]	A total of 17,750,055 shares of GreenHunter Energy’s Common Stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1). For each Beneficial Owner below, any options exercisable or securities convertible into common within 60 days have been included in the denominator.
Changes in Control. GreenHunter Energy does not have any arrangements that may result in a change of control of GreenHunter Energy.
Item 5 Directors and Executive Officers
     GreenHunter Energy’s directors and executive officers, including their ages and current positions with us and/or certain additional information, are set forth below.

Name	Age	Positions and Offices Held
Gary C. Evans	50	Chairman and Chief Executive Officer
Michael K. Studer	49	Director, President and Chief Operating Officer
Renato T. Bertani	54	Director
Morgan F. Johnston	46	Senior Vice President, General Counsel, and Secretary
David S. Krueger	57	Vice President and Chief Financial Officer
Gary C. Evans – Chairman and Chief Executive Officer
     Gary C. Evans is the Chairman and Chief Executive Officer and founder of GreenHunter Energy. Mr. Evans is also a director of Orion Ethanol, Inc., an OTC listed ethanol production company. Mr. Evans is also a principal in Global Hunter Holdings, L.P., the parent of Global Hunter Securities, LLC., entities active in both direct capital investments and investment banking activities for numerous high growth Chinese based enterprises.
     During twenty years ending in April 2005, Mr. Evans served as Chairman, President and Chief Executive Officer of Magnum Hunter Resources, Inc. (a New York Stock Exchange listed company) and Chairman and Chief Executive Officer of all of the Magnum Hunter subsidiaries since their formation or acquisition dating back to 1985. Mr. Evans founded the predecessor company, Hunter Resources, Inc., that was merged into and formed Magnum Hunter Resources, Inc. until its merger with Cimarex Energy, Inc. (NYSE: XEC) during June 2005 in a $2.2 billion transaction. Magnum Hunter Resources, Inc. was in the business of exploration and production of crude oil and natural gas. From 1978 to 1985, Mr. Evans was employed in the banking profession and was associated with the Mercantile Bank of Canada, where he held various positions including Vice President and Manager of the Energy Division of the Southwestern United States, and BancTexas, N.A. f/k/a/ National Bank of Commerce.
     Mr. Evans currently serves as the Lead Director of Novavax, Inc., a NASDAQ listed pharmaceutical company. Mr. Evans serves as an Individual Trustee of TEL Offshore Trust, a NASDAQ listed oil and gas trust. Mr. Evans also serves on the Board of Advisors of the Maguire Energy Institute at Southern Methodist University. Mr. Evans was recognized by Ernst and Young as the Southwest Area

2004 Entrepreneur of the Year for the Energy Sector and was recently inducted into the World Hall of Fame for Ernst & Young Entrepreneurs.
Michael K. Studer – Director, President and Chief Operating Officer
     Michael K. Studer has served as a Director and as the President and Chief Operating Officer of GreenHunter Energy since May 2006. During the 3 years prior to joining GreenHunter Energy, Mr. Studer was involved in investment activities in acquiring environmentally impacted real estate for redevelopment. During the prior 12 years, Mr. Studer was the Founder, President and Chief Executive Officer of Entact, Inc., an environmental services firm. Entact is the country’s largest provider of Engineering, Technical/Regulatory Analysis and Remediation Contracting Services to the private sector. With over 600 employees, Entact has completed projects in 35 states and 7 countries. Mr. Studer sold the company in 2003.
     Mr. Studer holds four patents for the processing and treatment of hazardous materials. Prior to founding Entact, Mr. Studer was Executive Vice President and the second largest shareholder in an environmental services company specializing in providing design/build services to the petroleum industry. This company completed the largest sole sourced design/build remediation project ($250 million) in the United States for a major oil company. Mr. Studer received a Bachelor of Business Administration from Texas Tech University in 1982.
Renato T. Bertani – Director
     Renato T. Bertani has been a director of the Company since September 24, 2007. Mr. Bertani took over in March of 2007 as President and CEO of Thompson & Knight Global Energy Services, LLC, a subsidiary of Thompson & Knight dedicated to render business development and portfolio management services to energy industry.
     He previously served as President of Petrobras America, Inc., a subsidiary of the Brazilian state company based in Houston, where he was responsible for an investment plan and the construction a portfolio of exploration and production assets, as well as the company's acquisition and planned expansion of a major refinery in Pasadena, Texas. Mr. Bertani dedicated over 30 years of professional and managerial services to Petrobras, having occupied several high level management positions, among them Director of International E&P activities and Managing Director of Petrobras UK.
     He has over 30 years of international experience in exploration and production projects, acquisitions and divestments in several Latin American countries (particularly Brazil, Colombia, Bolivia, and Argentina), West Africa, UK, and the Gulf of Mexico.
     Mr. Bertani is Vice President of the World Petroleum Council, responsible for the technical program for the next World Petroleum Congress that will take place in Madrid, in 2008, and President of the Brazil Texas Chamber of Commerce. He also serves in the advisory board of the Center for International Studies of the St. Thomas University. Mr. Bertani holds a PH. D. in Sedimentary Geology and Geochemistry from the University of Illinois.
Morgan F. Johnston – Senior Vice President, General Counsel, and Secretary
     Morgan F. Johnston has served as Senior Vice President, General Counsel and Secretary of the Company since March 1, 2007. From June 2005 until March 1, 2007, Mr. Johnston was a sole practitioner representing clients in corporate and securities law. He previously served as the Senior Vice President, General Counsel and Secretary of Magnum Hunter Resources, Inc. (MHR), a NYSE listed company, from January 1, 2003 to June of 2005. He served as MHR’s Vice President and General Counsel since April 1997 and also served as MHR’s Secretary since May 1996. Magnum Hunter Resources, Inc. was in the business of exploration and production of crude oil and natural gas.
     Mr. Johnston was in private practice as a sole practitioner from May 1996 to April 1997, specializing in corporate and securities law. From February 1994 to May 1996, Mr. Johnston served as general counsel for Millennia, Inc. and Digital Communications Technology Corporation, two AMEX listed companies. He also previously served as securities counsel for Motel 6 L.P., a NYSE listed company. Mr. Johnston graduated cum laude from Texas Tech Law School in May 1986 and was also a member of the Texas Tech Law Review. He is licensed to practice law in the State of Texas.
David S. Krueger – Vice President and Chief Financial Officer
     David S. Krueger has served as Vice President and Chief Financial Officer of GreenHunter Energy since May 2006. From June 2005 to May 2006, Mr. Krueger was Vice President and Chief Financial Officer for Sulphur River Exploration, Inc. in Dallas, Texas. Sulphur River Exploration, Inc. is an independent oil and gas exploration, production, and operating company.
     Mr. Krueger served as Vice President and Chief Accounting Officer of Magnum Hunter Resources, Inc. from January 1997 to June 2005. Magnum Hunter Resources, Inc. was in the business of exploration and production of crude oil and natural gas. Mr. Krueger acted as Vice President-Finance of Cimarron Gas Holding Co., a gas processing and natural gas liquids marketing company in Tulsa, Oklahoma, from April 1992 until January 1997. Mr. Krueger served as Vice President/Controller of American Central Gas Companies, Inc., a gas gathering, processing and marketing company from May 1988 until April 1992. From 1974 to 1986, Mr. Krueger served in various managerial capacities for Southland Energy Corporation. Mr. Krueger, a certified public accountant, graduated from the University of Arkansas with a B.S. degree in Business Administration and earned his M.B.A. from the University of Tulsa.
Item 6 Executive Compensation
     Summary Compensation Table. The following table sets forth all compensation or the fiscal year ended 2006 awarded to, earned by or paid to executive officers of GreenHunter.
SUMMARY COMPENSATION TABLE

Name and Principal		Salary	All Other Compensation	Total
Position	Year	($)	($)	($)
Gary C. Evans – CEO*	2006	—	—	—
Michael K. Studer –	2006	—	—	—
President / COO*
Morgan F. Johnston –	2006	—	—	—
Sr. Vice President, General Counsel and Secretary *
David S. Krueger – Vice President and CFO**	2006	100,000	—	100,000
Charles R. Rittenberry, CEO of CRC	2006	171,386	—	171,386

*	Mr. Evans, Mr. Studer and Mr. Johnston did not become employed by GreenHunter Energy, Inc. until March 1, 2007. Mr. Evans’ annual salary for 2007 is $200,000, Mr. Studer’s annual salary for 2007 is $200,000 and Mr. Johnston’s annual salary for 2007 is $175,000.

**	Mr. Krueger became employed by GreenHunter Energy, Inc. on May 10, 2006. Mr. Krueger’s annual salary for 2007 is $150,000.
     Outstanding Equity Awards at Fiscal Year-End. GreenHunter Energy did not award any stock options or other equity incentive plan awards to any named executive officer during fiscal 2006 and there were no stock options or other equity incentive plan awards outstanding as of the end of fiscal 2006. In May of 2007, GreenHunter Energy granted the following non-qualified stock options:

	Number of Securities	Percent of total options
	underlying options	granted to employees in
Name	granted	fiscal year	Exercise Price ($/sh)*	Expiration Date
Gary C. Evans, CEO	—	—	—	—
Michael K. Studer ,	2,250,000	64%	5.00	May 5, 2017
President and COO
Morgan F. Johnston,	500,000	14%	5.00	May 5, 2017
Sr. Vice President, General Counsel and Secretary
David S. Krueger ,	550,000	15%	5.00	May 5, 2017
Vice President and CFO

*	There was no public market for our common shares on the date of grant of the option. Accordingly, the amounts set out in this column are based upon the fair market value per common share as estimated by us as at the date of grant of the option, which was $5.00.
Compensation Discussion and Analysis
Principles used to determine the nature and amount of remuneration
     The objective of our executive reward framework is to ensure reward for performance is competitive and appropriate for the results delivered. The framework aligns executive reward with achievement of strategic objectives and the creation of value for stockholders. Our performance depends upon the quality of our directors and executives. In order to attract, motivate and retain highly skilled directors and executives, we embody the following principles in our remuneration framework:
•   Provide competitive remuneration to attract, motivate and retain high caliber directors and executives with appropriate skills and experience;
•   Remunerate with a mix of short and long term components;
•   Remunerate executives according to individual performance through cash bonuses; and
•   Link executive remuneration to stockholder value through stock options and/or grants.
          The Board of Directors has processes in place to review the performance of the Board and our senior executives. Our Board takes into consideration elements such as the following in setting compensation policies:
•        milestones achieved by us;
•        share price;
•        free cash flow per share;
•        earnings per share; and
•        actual as compared to budgeted financial results.
          Our executive remuneration comprises of separate and distinct components. The framework provides a mix of fixed pay and a blend of short and long-term incentives. The executive remuneration framework currently has three components:
•        base pay;
•        short-term performance incentives in the form of cash bonuses; and
•        long-term incentives through participation in employee stock option grants.
          The combination of these comprises the executive’s total remuneration.
          Base pay and cash bonuses are paid in cash. Options, which constitute the current form of long-term equity incentive take the form of options granted under terms delineated by our Board of Directors. Executive remuneration has provided grants of stock options in order to promote share ownership as a direct means of aligning the interests of executive officer’s with the interests of our stockholders.
  Base pay
     Executives are offered a base pay that comprises the fixed component of their remuneration. Base pay is provided to meet competitive salary norms and reward good performance on an annual basis. Base pay for senior executives is reviewed annually to ensure the executive’s pay is competitive with the market. In setting base salaries, consideration is given to salary compensation of executive officers within our industry and the performance of the executive in previous years. It is the intention of the Board of Directors to pay base salaries to our executive officers that are commensurate with their qualifications and demonstrated performance that bring continuing and increasing value to our stockholders.
Short-term incentives — Cash bonuses
          The executive is eligible to receive a cash bonus based at the discretion of the board of directors. The cash bonuses will be approved and granted to reward superior performance against short-term goals. We believe that paying such cash bonuses will:
•        promote the growth, profitability and expense control necessary to accomplish corporate strategic long-term plans;
•        encourage superior results by providing a meaningful incentive; and
•        support teamwork among employees.
          Each year, the Board of Directors will consider the appropriate targets and key performance indicators to link short-term incentives and the level of payout if targets are met. This includes setting any maximum cash bonuses that may be paid to an executive, and minimum levels of performance to trigger payment of short-term incentives.
          For the year ended December 31, 2007, the Board has not yet determined any key performance indicators to measure the award of cash bonuses to executives.
Long-term incentives - Options and Grants
          Our long term incentives currently consist of stock option grants. The overall objective for our stock option grants is to provide an equitable and competitive means to reward our executive and other officers for their contribution to our long-range success. Our goal is to meet the following objectives:
•        link each participant’s remuneration to our long-term success through the appreciation of stock price;
•        align the interests of our officers with the interests of our stockholders, by linking the long-term value of the compensation to stockholder returns;
•        provide annual grants of options that are market competitive; and
•        improve our ability to attract and retain officers.
          The value of options granted is determined at the time of grant and there is a direct relationship between the value of a stock option and the market price of our common stock. We believe that granting stock options is an effective method of motivating our executive and other officers to manage our business in a manner consistent with the interest of our stockholders.
          The grants of stock options to our officers are based primarily on their performance, title and base pay. Options granted to-date have a ten year term and were vested immediately. However, future grants of stock options will generally vest in equal tranches over three years. Our policies for allocating compensation between long-term incentives (granting of options) and currently paid out compensation (base pay and short-term incentives) is to achieve the goals set above. The granting of options is currently the only form of non-cash compensation provided by us. Currently, the allocation between long-term and short term incentives is determined by the Board of Directors having regard to the seniority and experience of the employee. Stock-option awards will generally be granted annually in conjunction with the review of the performance of our executives and other officers.
          Director Compensation. For fiscal 2006, GreenHunter did not pay any cash compensation to any directors, for serving as such. For fiscal 2007, our directors (other than members of our management) will be entitled to receive an annual retainer of $50,000, payable quarterly, plus $1,000 per meeting of our board of directors, $500 per meeting of a committee of the board attended or $250 if such board member attends a board or committee meeting by telephone. These directors will also be reimbursed for all out-of-pocket expenses incurred in their capacities as members of the board.
     Directors’ and Officers’ Liability Insurance. We do not currently maintain directors and officers liability insurance coverage. We are currently reviewing insurance policies and intend to obtain coverage for our board of directors and officers prior to December 31, 2007.
Item 7 Certain Relationships and Related Transactions
Transactions with Related Persons.
     On January 2, 1007, GreenHunter Energy issued a promissory note in the principal amount of $2,851,259 in favor of Investment Hunter, LLC, an entity 100% owned by Mr. Gary Evans, Chairman and CEO. The note bears interest at the rate of ten percent (10%) per annum simple interest until the outstanding principal balance and any accrued interest are paid in full. Accrued interest only shall become due and payable on December 31, 2007 and beginning March 31, 2008, quarterly principal payments of $356,411.25 plus accrued interest with the last payment due and owing on December 31, 2009. Principal and interest due under the note is convertible at the option of Investment Hunter, in whole or in part and at any time or from time to time, into shares of common stock of GreenHunter Energy at a conversion price of $5.00 per share.
     The Company currently does not have a written, stand-alone policy for evaluating related party transactions. The entire board of directors reviews any related party transactions in which the Company is or will be a participant and that involves an amount exceeding $120,000. The board’s review procedures include evaluating the following:
     •     the nature of the relationships among the parties;
     •     the materiality of the transaction to the Company;
     •     the related person’s interest in the transaction; and
     •     the benefit of the transaction to the related person and to the Company.
Additionally, in cases of transactions in which a director or executive officer may have an interest, the board also will evaluate the effect of the transaction on such individual’s willingness or ability to properly perform his or her duties at the Company.
     The Company’s loan from Investment Hunter, LLC described above was unanimously approved by the Company’s board of directors.
     At this time only one of the Company’s directors is deemed to be an independent director. Upon the Company’s listing on any national securities exchange or any inter-dealer quotation system, the Company will elect such independent directors as is necessary.
Item 8 Legal Proceedings
     GreenHunter Energy is currently not a party to any legal proceedings
Item 9 Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters
Market Information
     There is currently no established trading market for our common stock. As of June 30, 2007, the number of shares of our common stock subject to outstanding options, warrants and the Company’s Series A convertible preferred stock was 8,000,000. While there is currently no shares of common stock eligible to be sold under Rule 144 of the Securities Act of 1933, the Company has agreed to register for resale 4,000,000 shares of common stock underlying certain warrants and the Series A convertible preferred stock.
Holders of Record
     As of June 30, 2007, there were 549 holders of record of our common stock. As of June 30, 2007, there were 3 holders of record of our Series A convertible preferred stock.
Dividends
     We have not in the past paid, and do not intend to pay, cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of our current financing agreements preclude us, and any future financing agreements may preclude us, from paying any dividends.

Equity Compensation Plan Information
Number of securities
remaining available for
	Number of securities to	Weighted-average	future issuance under equity
	be issued upon exercise	exercise price of	compensation plans
	of outstanding options,	outstanding options,	(excluding securities
Plan Category	warrants and rights	warrants and rights	reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	—	—	—
Equity compensation plans not approved by security holders	3,500,000	$5.00	—

Total	3,500,000	$5.00	—

     On May 5, 2007, the Board of Directors of GreenHunter Energy granted certain employees of the Company an aggregate of 3,500,000 options to purchase common stock. Each stock options entitles the holder thereof to purchase one share of GreenHunter Energy common stock for $5.00 per share. The options expire 10 years after the date of issuance and were fully vested on the date of grant. The number of options and option exercise price shall be adjusted on happening of certain triggering events such as (i) payment of dividend on common stock in shares of common stock, (ii) subdivision of outstanding shares of common stock, (iii) combination of outstanding shares of common stock into a smaller number of shares of common stock or (iv) reclassification of the common stock (including any such reclassification in connection with a consolidation or merger in which GreenHunter Energy is the continuing corporation).
Item 10 Recent Sales of Unregistered Securities
     The following information relates to all securities issued or sold by us within the past three years and not registered under the Securities Act of 1933. Each of the transactions described below was conducted in reliance upon the available exemptions from the registration requirements of the Securities Act of 1933 under Section 4(2) of the Securities Act of 1933 and Rule 506 of Regulation D as promulgated by the United States Securities and Exchange Commission which relates to transactions exempt from registration under the Securities Act of 1933. There were no underwriters employed in connection with any of the transactions set forth in this Item 10.
     On March 9, 2007, GreenHunter Energy entered into a Securities Purchase Agreement with three institutional investors whereby such investors agree to acquire an aggregate of $15 million of GreenHunter Energy securities. Such securities consisted of $12.5 million of Series A Convertible Preferred Stock, $2.5 million of common stock and 1.5 million warrants to acquire common stock. Such purchase was accomplished in three separate tranches as follows:
     (i) March 12, 2007 — $5 million of securities, comprised of $2.5 million of Series A Convertible Preferred stock, $2.5 million of common stock (500,000 shares) and 500,000 warrants to acquire common stock with a strike price of $7.50 per share.
     (ii) April 5, 2007 — $5 million of securities, comprised of $5 million of preferred stock and 500,000 warrants to acquire common stock with a strike price of $7.50 per share.

     (iii) May 15, 2007 — $5 million of preferred stock and 500,000 warrants to acquire common stock with a strike price of $7.50 per share.
     On April 5, 2007, the Company sold the following securities to 41 accredited investors: one million shares of common stock and 500,000 warrants to acquire common stock with a strike price of $7.50 per share for an aggregate consideration of $5 million.
     On April 13, 2007, the Company acquired all the capital stock of Channel Refining Corporation for $11.3 million, consisting of cash and 450,000 shares of common stock (valued at $2.25 million ($5 per share)).
     On May 14, 2007, the Company acquired the Mesquite Lake Resource Recovery Facility for $7.335 million, consisting of cash and 800,000 shares of common stock (valued at $4.0 million ($5 per share)).
Item 11 Description of Registrant’s Securities to be Registered
     Common Stock
     Each outstanding share of common stock entitles the holder thereof to one vote per share on all matters. GreenHunter Energy’s bylaws provide that the persons receiving the greatest number of votes shall be the directors. Stockholders do not have preemptive rights to purchase shares in any future issuance of GreenHunter Energy’s stock. Upon GreenHunter Energy’s liquidation, dissolution or winding up, and after payment of creditors and preferred stockholders, if any, GreenHunter Energy’s assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock.
     The holders of shares of GreenHunter Energy common stock are entitled to dividends out of funds legally available when and as declared by GreenHunter Energy’s board of directors. GreenHunter Energy’s board of directors has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future. Should GreenHunter Energy decide in the future to pay dividends, as a holding company, its ability to do so and meet other obligations depends upon the receipt of dividends or other payments from GreenHunter Energy’s operating subsidiaries and other holdings and investments. In addition, GreenHunter Energy’s operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to GreenHunter Energy, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. In the event of GreenHunter Energy’s liquidation, dissolution or winding up, holders of GreenHunter Energy common stock are entitled to receive, ratably, the net assets available to stockholders after payment of all creditors.
     All of the issued and outstanding shares of GreenHunter Energy common stock are duly authorized, validly issued, fully paid and non-assessable. To the extent that additional shares of GreenHunter Energy common stock are issued, the relative interests of existing stockholders will be diluted.
     Preferred Stock
     Blank Check Preferred Stock.
     GreenHunter Energy’s board of directors may, without stockholder approval, establish and issue shares of one or more classes or series of preferred stock having the designations, number of shares,

dividend rates, liquidation preferences, redemption provisions, sinking fund provisions, conversion rights, voting rights and other rights, preferences and limitations that GreenHunter Energy’s board may determine. The board may authorize the issuance of preferred stock with voting, conversion and economic rights senior to the common stock so that the issuance of preferred stock could adversely affect the market value of the common stock. The creation of one or more series of preferred stock may adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things and under some circumstances, have the effect of delaying, deferring or preventing a change in control without any action by stockholders.
     2007 Series A 8% Convertible Preferred Stock
     GreenHunter Energy has designated a series of preferred stock, “2007 Series A 8% Convertible Preferred Stock”.
     Cumulative dividends on shares of 2007 Series A 8% Convertible Preferred Stock are payable on a quarterly basis on March 31, June 30, September 30 and December 31 of each year, at an annual rate of 8.0%. No dividends may be paid on any other shares of GreenHunter Energy’s stock until payment of the dividends on the 2007 Series A 8% Convertible Preferred Stock, which can be made either in stock or cash, is fully paid.
     Holders of 2007 Series A 8% Convertible Preferred Stock are entitled to a preferred payment upon a liquidation, dissolution or winding up of GreenHunter Energy. Holders of 2007 Series A 8% Convertible Preferred Stock may convert their preferred shares into shares of GreenHunter Energy’s common stock at any time. GreenHunter Energy may elect to convert shares of 2007 Series A 8% Convertible Preferred Stock into common stock at any time after the following conditions are met: (1) two years have elapsed since the original issuance date of the 2007 Series A 8% Convertible Preferred Stock; (2) the 10-day average per share trading price of GreenHunter Energy’s common stock exceeds $7.50; (3) the average daily trading volume during such 10-day period exceeds 10,000 shares; and (4) all common shares underlying the shares of 2007 Series A 8% Convertible Preferred Stock have been registered for resale. Shares of 2007 Series A 8% Convertible Preferred Stock are subject to anti-dilution protection.
     Shares of 2007 Series A 8% Convertible Preferred Stock may be redeemed at the option of GreenHunter Energy on and after March 9, 2012. Upon such redemption, GreenHunter Energy must repay an amount equal to stated value plus all accrued and unpaid dividends thereon. Holders of 2007 Series A 8% Convertible Preferred Stock may force GreenHunter Energy to redeem the shares of 2007 Series A 8% Convertible Preferred Stock in the event of a bankruptcy or other insolvency event involving GreenHunter Energy or its subsidiaries. Upon such redemption, GreenHunter Energy must repay an amount equal to stated value plus all accrued and unpaid dividends thereon. Holders of 2007 Series A 8% Convertible Preferred Stock are entitled to vote on all matters, together with holders of GreenHunter Energy’s common stock, on an as converted to common stock basis. Holders of 2007 Series A 8% Convertible Preferred Stock are entitled to vote, as a separate class, on any charter amendment that uniquely and adversely affects the rights of holders of 2007 Series A 8% Convertible Preferred Stock and on any issuance of new securities that have equal or superior rights to the holders of 2007 Series A 8% Convertible Preferred Stock.
     Common Stock Purchase Warrants
     Each Warrant entitles the holder thereof to purchase one share of GreenHunter Energy Common Stock at $7.50 per share. The Warrants will expire five years after the date of issuance. Generally,

GreenHunter Energy can cause the Warrants to be exercised after one year from issuance date, if GreenHunter Energy’s Common Stock is trading at an average price over the prior 10 consecutive days of at least $12.50 per share. The number of Warrants and warrant exercise price shall be adjusted on happening of certain triggering events such as (i) payment of dividend on Common Stock in shares of Common Stock, (ii) subdivision of outstanding shares of Common Stock, (iii) combination of outstanding shares of Common Stock into a smaller number of shares of Common Stock or (iv) reclassification of the Common Stock (including any such reclassification in connection with a consolidation or merger in which GreenHunter Energy is the continuing corporation).
Item 12 Indemnification of Directors and Officers
     The following is a summary of the statutes, certificate of incorporation and by-law provisions, contracts or other arrangements under which our directors and officers are insured or indemnified against liability in their capacities as such.
     GreenHunter Energy is incorporated under the laws of the State of Delaware. Section 145 of the DGCL provides that a corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or complete action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or the right of the corporation to procure a judgment in its favor, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court or Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
     Our certificate of incorporation, as amended, and by-laws limit the liability of its directors and officers to the fullest extent permitted under the DGCL. The certificate of incorporation specifies that the directors and officers will not be personally liable for monetary damages for breach of fiduciary duty as a director or officer. This limitation does not apply to actions by a director or officer that do not meet the standards of conduct which make it permissible under the DGCL for us to indemnify such director or officer.
Item 13 Financial Statements and Supplementary Data
     Our financial statements appear at end of this registration statement. Please see the index to the financial statements in Item 15.

Item 14 Changes In and Disagreements with Accountants on Accounting and Financial Disclosure
     None
Item 15 Financial Statements and Exhibits
     All of the financial statements of GreenHunter Energy described below are set forth at the end of this registration statement.
(a) Index to Financial Statements

(b) Exhibits

Exhibit
Number	Exhibit Title
3.1	Certificate of Incorporation*

3.2	Amendment to the Certificate of Incorporation*

3.3	Bylaws*

4.1	Certificate of Designations of 2007 Series A 8% Convertible Preferred Stock*

4.2	Form of Warrant Agreement by and between GreenHunter Energy, Inc. and West Coast Opportunity Fund, LLC*

4.3	Form of Warrant Agreement by and between GreenHunter Energy, Inc. and certain accredited investors*

10.1	Stock Purchase Agreement dated February 2007 among Channel Refining Corporation, GreenHunter Energy, Inc. and certain selling shareholders*

10.2	Amendment No. 1 to Stock Purchase Agreement dated February 2007 among Channel Refining Corporation, GreenHunter Energy, Inc. and certain selling shareholders*

10.3	Purchase and Sale Agreement, dated May 14, 2007 between GreenHunter Energy, Inc. and Chateau Energy, Inc. regarding acquisition of power purchase agreement*

10.4	Purchase and Sale Agreement, dated May 14, 2007 between GreenHunter Energy, Inc. and Chateau Energy, Inc. regarding acquisition of Mesquite Lake Resource Recovery Facility*

10.5	Consulting Agreement dated May 14, 2007 between GreenHunter Energy, Inc. and Chateau Energy, Inc.*

10.6	Registration rights agreement, dated March 9, 2007 between GreenHunter Energy, Inc. and certain institutional investors*

10.7	Registration rights agreement, dated April 13, 2007 between GreenHunter Energy, Inc. and certain selling shareholders*

10.8	Investor rights agreement, dated May 14, 2007 between GreenHunter Energy, Inc. and Chateau Energy, Inc.*

10.9	Form of subordinated promissory note of GreenHunter BioFuels, Inc.*

10.10	Form of Power Purchase Agreement with Southern California Edison, dated December 21, 2006.**

21.1	Subsidiaries of the registrant*

*	Previously filed
**	Filed herewith

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

GreenHunter Energy, Inc. (Registrant)

Date: October 1, 2007	By:	/s/ Gary C. Evans

Chief Executive Officer

INDEPENDENT AUDITOR’S REPORT
May 14, 2007
To the Shareholders
GreenHunter Energy, Inc.
We have audited the accompanying balance sheets of GreenHunter Energy, Inc. (a development stage company) (the “Company”) as of December 31, 2006 and 2005 and the related statements of operations, changes in stockholders’ and members’ equity (deficit), and cash flows for the years ended December 31, 2006, 2005 and 2004 and the period from inception (June 1, 2001) to December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GreenHunter Energy, Inc. as of December 31, 2006 and 2005 and the results of its operations and cash flows for the years ended December 31, 2006, 2005 and 2004 and the period from inception (June 1, 2001) to December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
/s/ HEIN & ASSOCIATES LLP
Certified Public Accountants
Dallas, Texas

GREENHUNTER ENERGY, INC.
(a development stage company)
BALANCE SHEETS

	December 31,
	2006	2005
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$64,786	$36,461
Prepaid expenses	179,482	146,869

Total current assets	244,268	183,330

FIXED ASSETS:
Equipment	158,045	122,774
Accumulated depreciation	(44,005)	(13,323)

Net fixed assets	114,040	109,451

OTHER ASSETS:
Transmission service reservation deposit	340,000	340,000

Total assets	$698,308	$632,781

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$302,246	$326,146
Buyout obligation	180,000	—

Total current liabilities	482,246	326,146

NOTE PAYABLE TO STOCKHOLDER	2,851,259	—

COMMITMENTS AND CONTINGENCIES (Notes 3, 4 and 7)

STOCKHOLDERS’ EQUITY (DEFICIT):
Preferred stock, $.001 par value, 10,000,000 authorized shares, none issued	—	—
Common stock, $.001par value, 90,000,000 authorized shares, 15,000,055 issued and outstanding	15,000	—
Member contributions	—	2,745,800
Additional paid-in capital	1,549,163	—
Deficit accumulated during the development stage	(4,199,360)	(2,439,165)

Total stockholders’ equity (deficit)	(2,635,197)	306,635

Total liabilities and stockholders’ equity (deficit)	$698,308	$632,781

See accompanying notes to these financial statements.

GREENHUNTER ENERGY, INC.
(a development stage company)
STATEMENTS OF OPERATIONS

				Period from
				inception
				(june 1, 2001)
	December 31,	December 31,	December 31,	to december
	2006	2005	2004	31, 2006
COSTS AND EXPENSES:
Project costs	$1,016,931	$1,087,642	$715,706	$2,874,402
Depreciation expense	34,688	9,513	3,810	48,011
General and administrative expense	676,881	357,327	223,054	1,245,524

Total costs and expenses	1,728,500	1,454,482	942,570	4,167,937

OPERATING LOSS	(1,728,500)	(1,454,482)	(942,570)	(4,167,937)

OTHER INCOME (EXPENSE):
Interest and other income	487	272	—	759
Interest and other expense	(32,182)	—	—	(32,182)

Net loss	$(1,760,195)	$(1,454,210)	$(942,570)	$(4,199,360)

Weighted average shares outstanding	14,590,141	14,560,000	14,560,000	14,560,000

Net loss per share	$(0.12)	$(0.10)	$(0.06)	$(0.29)

See accompanying notes to these financial statements.

GREENHUNTER ENERGY, INC.
(a development stage company)
STATEMENT OF CHANGES IN STOCKHOLDERS’ AND MEMBERS’ EQUITY (DEFICIT)
FOR THE PERIOD FROM INCEPTION (JUNE 1, 2001) TO DECEMBER 31, 2006

				Deficit
				Accumulated
				During	Total
	Common	Additional Paid in	Member	Development	Equity
	Stock	Capital	Contributions	Stage	(Deficit)
BALANCE, June 1, 2001	$—	$—	$—	$—	$—

Members’ contributions (June 1, 2001 through December 31, 2003)	—	—	55,800	—	55,800
Net loss	—	—	—	(42,385)	(42,385)

BALANCE, December 31, 2003	—	—	55,800	(42,385)	13,415

Members’ contributions (various times during year)	—	—	740,000	—	740,000
Net loss	—	—	—	(942,570)	(942,570)

BALANCE, December 31, 2004	—	—	795,800	(984,955)	(189,155)

Members’ contributions (various times during year)	—	—	1,950,000	—	1,950,000
Net loss	—	—	—	(1,454,210)	(1,454,210)

BALANCE, December 31, 2005	—	—	2,745,800	(2,439,165)	306,635

Members’ contributions (various times during year)	—	—	1,948,000	—	1,948,000
Buyout of member’s interest	—	—	(309,125)	—	(309,125)
Conversion of member equity to debt	—	—	(2,820,000)	—	(2,820,000)
Reverse merger	15,000	1,549,163	(1,564,675)	—	(512)
Net loss	—	—	—	(1,760,195)	(1,760,195)

BALANCE, December 31, 2006	$15,000	$1,549,163	$—	$(4,199,360)	$(2,635,197)

See accompanying notes to these financial statements.

GREENHUNTER ENERGY, INC.
(a development stage company)
STATEMENTS OF CASH FLOWS

				Period from
				inception (june 1,
				2001) to
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2004	2006

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,760,195)	$(1,454,210)	$(942,570)	$(4,199,360)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation expense	34,688	9,513	3,810	48,011
Accrued interest on convertible note payable	31,259	—	—	31,259
Change in:
Prepaid expenses	(46,299)	(98,010)	(38,859)	(179,482)
Accounts payable and other	176	34,485	291,661	292,609

Net cash used in operating activities	(1,740,371)	(1,508,222)	(685,958)	(4,006,963)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of equipment	(59,304)	(78,623)	(44,151)	(162,051)
Transmission service reservation deposit	—	(340,000)	—	(340,000)

Net cash used by investing activities	(59,304)	(418,623)	(44,151)	(502,051)

CASH FLOWS FROM FINANCING ACTIVITIES:
Member contributions	1,948,000	1,950,000	740,000	4,693,800
Cash paid in buyout	(120,000)	—	—	(120,000)

Net cash from financing activities	1,828,000	1,950,000	740,000	4,573,800

INCREASE IN CASH	28,325	23,155	9,891	64,786

CASH, beginning of period	36,461	13,306	3,415	—

CASH, end of period	$64,786	$36,461	$13,306	$64,786

NONCASH TRANSACTION:
Liability related to buyout of member interest	$180,000	$—	$—	$180,000

Conversion of member equity to debt	$2,820,000	$—	$—	$2,820,000

See accompanying notes to these financial statements.

GREENHUNTER ENERGY, INC.
(a development stage company)
1.	Organization and Reverse Merger

GreenHunter Energy, Inc. (hereinafter referred to as “GreenHunter” or “Company”) was incorporated in the State of Delaware on June 7, 2005 under the name BTHC IV, Inc. The Company was formed for the purpose of reincorporating BTHC IV, LLC, a Texas limited liability company, in the State of Delaware. BTHC IV, LLC was reincorporated in Delaware by means of a merger into the Company on April 11, 2006.

On December 6, 2006, Wind Hunter, LLC (hereinafter referred to as “Wind Hunter”), a Wyoming limited liability company, completed a “reverse acquisition” with the Company, where Wind Hunter was the accounting acquirer and the Company was the accounting acquiree. In exchange for all of the membership interest of Wind Hunter, the Company issued 14,560,000 shares of Common Stock to the sole shareholder of Wind Hunter, or 97.1% of all of the issued and outstanding stock of the Company. Simultaneous with the closing of the transaction with Wind Hunter, the Company changed its name to GreenHunter Energy, Inc. and increased the number of authorized shares of common stock to 100,000,000, consisting of 90,000,000 shares of common stock, having a par value of $.001 per share and 10,000,000 shares of preferred stock, having a par value of $.001 per share.

Nature of Operations

GreenHunter’s business plan is to acquire and operate assets in the renewable energy sectors of wind, solar, geothermal, bio-mass and bio-fuels. We intend to become a leading provider of clean energy products offering residential, business and other customers the choice to support clean energy generated from sources such as wind, solar, geothermal and bio-fuels (ethanol and biodiesel). The Company is currently in the development stage and does not have any significant business operations.

2.	Summary of Significant Accounting Policies

Principals of Consolidation and Basis of Presentation

The accompanying financial statements include the accounts of the Company and our wholly owned subsidiary, Wind Hunter, which was acquired in a reverse merger on December 5, 2006, as described above. For accounting purposes, the acquisition of Wind Hunter was considered to be a recapitalization of Wind Hunter with the capital structure of BTHC IV, Inc. and an acquisition of the net assets (which were nominal) of BTHC IV, Inc. by Wind Hunter. The accompanying historical financial statements are those of Wind Hunter.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.

Cash Equivalents The Company considers all highly liquid investments to be cash equivalents if they have maturities of three months or less at the date of purchase.

GREENHUNTER ENERGY, INC.
(a development stage company)
Equipment

Equipment is recorded at cost and depreciated using the straight line method based on a useful life of five years. Depreciation expense of approximately $34,688 and $9,500 was recorded in 2006 and 2005, respectively. The cost of normal maintenance and repairs is charged to operating expenses as incurred. Material expenditures which increase the life of an asset are capitalized and depreciated over the estimated remaining useful life of the asset. The cost of equipment sold, or otherwise disposed of, and the related accumulated depreciation or amortization is removed from the accounts, and any gains or losses are reflected in current operations.

Project Costs

Project costs to date have been incurred in the preliminary stage of project development and have therefore not been capitalized. These costs include transmission and interconnection studies and environmental, biological and preservation studies relating to specific sites. When incurred, costs directly attributable to the construction and acquisition of wind facilities will be capitalized and depreciated over their estimated lives.

Fair Value of Financial Instruments

The Company’s financial instruments, including cash and cash equivalents, and accounts payable are carried at cost, which approximates their fair value because of the short-term maturity of these instruments.

Income Taxes

Prior to the reverse merger on December 5, 2006, the Company was a non-income tax paying entity, and taxable income and losses flowed through to its members for inclusion in their individual returns. Therefore, no provision for federal income tax was reflected in the statements of operations. After the reverse merger, the Company will be taxed as a regular corporation.

3.	Liquidity and Continued Operations

In prior years, the Company had prepared financial statements on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. As described more fully in Note 9 — Subsequent Events, in March and April 2007 the Company raised $20,000,000 (before fees and commissions) from the issuance of its common and preferred stock. In addition, the Company began discussions with other lenders to provide additional funding for its contemplated capital expenditures and financing needs.

4.	Other Assets

The transmission service reservation deposit represents funds paid to NorthWestern Energy (“NorthWestern”) during 2005 as a good faith deposit to reserve capacity in the Northwestern transmission system. NorthWestern is performing a facilities study. At the completion of the study, if NorthWestern deems the project feasible, the Company will be offered an opportunity to participate in various agreements defining each party’s respective obligations with respect to owning, operating and maintaining the additional facilities. The agreements shall also provide, among other things, that all upfront costs incurred by NorthWestern for engineering, design specification and contract development be reimbursed by the Company. These agreements will require an unconditional letter of credit from the Company equivalent to the anticipated development costs and new facilities or upgrade costs. This deposit has secured a queue position for 100 MW of transmission capacity between Montana and Idaho for 20 years starting Jan 1, 2010. NorthWestern Energy is studying the costs of upgrades to the transmission grid needed to provide this capacity. When these studies are complete (sometime in 2008), we can elect to execute a transmission contract or to withdraw our reservation. If we withdraw the reservation, the deposit is fully refundable with accrued interest.

GREENHUNTER ENERGY, INC.
(a development stage company)
5.	Notes Payable

On December 5, 2006 Wind Hunter distributed $2,820,000 to its sole member, Investment Hunter, LLC. (hereinafter called “Investment Hunter”), which then loaned these funds back to Wind Hunter at an annual interest rate of 15% with principal and interest due on the later of December 31, 2006 or on such date as the Company closed on a private placement of its equity securities in which net proceeds to the Company were not less than $4,000,000. Interest accrued through December 31, 2006 was $31,259. On January 1, 2007 the note plus accrued interest was renewed and extended through the issuance of a GreenHunter subordinated convertible note in the amount of $2,851,259 with interest at an annual rate of 10% first due on December 31, 2007. Beginning March 31, 2008 quarterly principal payments of $356,411 along with accrued interest will be due. The note is a general, unsecured obligation of the Company and shall be subordinate to any and all secured loans of the Company. The note and interest are convertible at the option of the holder into the common stock of the Company at a conversion price of $5.00 per share at any time up to payment.

6.	Concentrations

The Company had one vendor that accounted for 39% and 43% of total expenses for 2006 and 2005, respectively. Management believes that the loss of this vendor would not have a material adverse effect on the Company’s results of operations or cash flows, as it believes it could readily locate and contract with another similar vendor.

7.	Commitments and Contingencies

The Company has contracts with governmental agencies for feasibility and other studies which have future commitments as of December 31, 2006 of approximately $200,000.

Leases

The Company has entered into several operating lease agreements for rights of way and wind easements. The leases run from 3 to 30 years and have renewal options. Leases may be terminated by the Company’s failure to construct wind or easement facilities in a specified time frame, or failure to operate those facilities for a twelve month period and the failure to pay rent. Rental and royalty payments under the leases are based on various factors including a percentage of gross revenue generated from Company wind turbines located on a property, and the number of turbines or other facilities on a property. Each of the leases also specifies a minimum rent payment. Rental expenses for the years ended December 31, 2006 and 2005 were $64,985 and $30,895, respectively. Future minimum lease payments due under these leases are as follows:

2007	$69,485
2008	58,186
2009	51,736
2010	51,736
2011 and thereafter	1,193,941
The Company is subject to litigation claims and governmental and regulatory controls arising in the ordinary course of business. It is the opinion of the Company’s management that all claims and litigation involving the Company are not likely to have a material adverse effect on its financial position or results of operations.
8. SUMMARY OF QUARTERLY DATA (Unaudited)
The following tables set forth unaudited summary financial results on a quarterly basis for the 2006 and 2005 years.

2006	First	Second	Third	Fourth

Sales	$—	$—	$—	$—
Operating loss	(446,275)	(498,123)	(317,331)	(446,770)
Net loss	(446,148)	(498,748)	(317,537)	(497,762)
Net loss per share	$(0.03)	$(0.03)	$(0.02)	$(0.03)
Weighted average shares	14,560,000	14,560,000	14,560,000	14,679,580

2005	First	Second	Third	Fourth

Sales	$—	$—	$—	$—
Operating loss	(228,827)	(283,805)	(438,201)	(503,648)
Net loss	(228,827)	(283,805)	(438,201)	(503,648)
Net loss per share	$(0.02)	$(0.02)	$(0.03)	$(0.03)
Weighted average shares	14,560,000	14,560,000	14,560,000	14,560,000

GREENHUNTER ENERGY, INC.
(a development stage company)
Liabilities for loss contingencies arising from claims, assessments, litigation or other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

9.	Subsequent Events

On March 9, 2007 the Company authorized and established a series of preferred stock that was designated as “2007 Series A 8% Convertible Preferred Stock” (hereinafter referred to as “Preferred Stock”). The series was constituted as 12,500 shares with a stated value per share initially set equal to One Thousand Dollars ($1,000.00).

On March 12, 2007 the Company executed a securities purchase agreement with institutional investors whereby the Company agreed to issue to such institutional investors the following securities of the Company for an aggregate consideration of $15,000,000, including $12,500,000 in aggregate principal amount of its Preferred Stock, 500,000 shares of common stock at $5.00 per share and 1,500,000 common stock purchase warrants at an exercise price of $7.50 per warrant. The Preferred Stock provides for a cumulative dividend that may be payable, at the option of the Company in cash or shares of common stock at 115% of the cash dividend payable and using the 10-day average price per share of common stock. A holder of the Preferred Stock has the right to convert these shares at any time into shares of common stock at a conversion price of $5.00 per common share. The Company may force conversion at any time subject to certain conditions, two of which are: (i) two years have elapsed from March 12, 2007, and (ii) the 10- day average price per share of the common stock is greater than or equal to $7.50. After five years the Company may redeem the preferred stock for cash. Other provisions of the Preferred Stock include a liquidation preference, anti-dilution provisions, voting rights equal to the common shareholders and other protective provisions. Each common stock purchase warrant entitles the holder thereof to purchase one share of the Company’s common stock at $7.50 per share until the expiration date of five years after issuance. The Company can cause the warrant to be exercised after one year from March 12, 2007, if the Company’s common stock is trading at an average price over the prior 10 consecutive days of at least $12.50 per share. The warrants contain customary anti-dilution provisions.

During April 2007 the Company issued 1,000,000 shares of its common stock at $5.00 per share along with 500,000 common stock purchase warrants in a private placement exempt from registration under the Securities Act of 1933. Total proceeds from the issue were $5,000,000 before selling and other expenses. Each common stock purchase warrant entitles the holder thereof to purchase one share of the Company’s common stock at $7.50 per share at any time prior to the expiration date of April 5, 2012. The Company can cause the warrants to be exercised after April 5, 2008 if the Company’s common stock is trading at an average price over the prior ten consecutive days of at least $12.50 per share. The warrants contain customary anti-dilution provisions.

On April 13, 2007 the Company acquired all of the outstanding shares of Channel Refining Corporation (hereafter referred to as “Channel”) for $11,300,000, consisting of cash of $7,050,000, notes of $2,000,000 and 450,000 shares of our common stock valued at $5.00 per share. The agreement provided for an adjustment to the cash portion of the purchase price for working capital on hand to be settled within 60 days of closing. The notes are for a term of seven years at an annual interest rate of 5% payable quarterly, with interest only payable for the first two years and equal quarterly amortization of principal plus interest over the remaining five years. Channel is a Texas corporation that was established in 1994 to develop a 20.62 acre industrial parcel of land located on the Houston ship channel into a waste oil recycling facility. Subsequently, Channel decided to invest in more sophisticated processing equipment to convert the waste

GREENHUNTER ENERGY, INC.
(a development stage company)
oil recycling refinery into a specialty chemical manufacturing operation. Channel is currently manufacturing base oils, lubricants, diesel fuels and naphtha with a processing capacity of up to 5,000 barrels of product per day. The Houston ship channel site remains Channel’s only industrial location. It can receive and deliver product via barge, truck and rail and has 35,000 barrels of static storage on site. The Company intends to convert the existing facility from its present use to the production of bio-diesel by the end of calendar 2007. On March 23, 2007 the Company acquired all of the assets, rights and obligations related to additional equipment located on the Channel’s site but belonging to a third party for cash consideration of approximately $803,537, which included payment of delinquent property taxes on the equipment. The Company intends to refurbish and use this equipment for treatment of a chemical used in its bio-diesel process and to treat additional quantities of the chemical for use by third parties. Additionally, the Company intends to construct a terminal operation on Channel’s property for blending, storage and marketing of bio-diesel.
During May 2007 the Company acquired an inactive 18.5 megawatt (nameplate capacity) bio-mass plant located in Imperial California for cash consideration of $1,375,000. The Company also acquired the existing power purchase agreement between the former owner of the facility and an electric utility company for 500,000 shares of the Company’s common stock valued at $5.00 per share. The Company entered separately into a five year consulting agreement with the former owner that allows the Company the right to any deals developed by the consultant over the term of the agreement. The payment terms of the consulting agreement were 300,000 shares of the Company’s common stock valued at $5.00 per share along with quarterly cash payments of $98,000. The Company intends to refurbish the bio-mass plant and to place it in service in 2008.
During May 2007 the Board of Directors authorized the issuance of 3,500,000 stock options to current Company employees. The options were issued with a strike price of $5.00 per share. The options have a life of ten years.
* * * * * * * * * * *

GREENHUNTER ENERGY, INC.
CONDENSED CONSOLIDATED BALANCE SHEET
June 30, 2007

	June 30	December 31

	2007	2006

	(Unadited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$7,305,851	$64,786
Accounts receivable	235,736	—
Inventory	54,814	—
Prepaid expenses	288,876	179,482

Total current assets	7,885,277	244,268

FIXED ASSETS:
Land and improvements	2,151,179	—
Buildings	203,332	—
Plant and other equipment	11,468,487	158,045
Accumulated depreciation	(92,679)	(44,005)
Construction in progress	2,707,624	—

Net fixed assets	16,437,943	114,004

OTHER ASSETS:
Power purchase agreement	2,310,000	—
Transmission service reservation deposit and other	406,608	340,000

Total assets	$27,039,828	698,308

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES:
Current portion of convertible note payable	$712,822	—
Accounts payable	1,111,175	302,246
Accrued interest payable	142,563	—
Buyout obligation	—	180,000

Total current liabilities	1,966,560	482,246

NOTES PAYABLE, net of unamortized discount of $344,269	1,655,731	—

CONVERTIBLE NOTE PAYABLE, LESS CURRENT PORTION	2,138,437	2,851,259

COMMITMENTS AND CONTINGENCIES (Note 11)

STOCKHOLDERS’ EQUITY (DEFICIT):
Preferred stock, $.001 par value, 10,000,000 authorized shares, Series A 8% convertible preferred, $1,000 par value $1,000, 12,500 issued and outstanding	12,500,000	—
Common stock, $.001 par value, 90,000,000 authorized shares, 17,750,055 and 15,000,055 issued and outstanding, respectively	17,750	15,000
Additional paid-in capital	21,564,423	1,549,163
Accumulated deficit	(12,803,073)	(4,199,360)

Total stockholders’ equity (deficit)	21,279,100	(8,635,197)

Total liabilities and stockholders’ equity (deficit)	$27,039,828	$698,308

See accompanying notes to these financial statements.

GREENHUNTER ENERGY, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	June 30
	2007	2006
REVENUE:
Fuel oil sales	$480,054	$—
Procesing revenue	74,200	—

Total reveue	554,254	—

COSTS AND EXPENSES:
Material and freight	162,144	—
Operating expenses	184,792	—
Project costs	192,246	656,872
Depreciation expense	48,673	16,491
General and administrative (including stock option expense of $6,170,984)	7,341,041	271,035

Total costs and expenses	7,928,896	944,398

OPERATING LOSS	(7,374,642)	(944,398)

OTHER INCOME (EXPENSE):
Interest and other income	108,997	176
Interest, accretion and other expense	(180,397)	(673)

Net loss	(7,446,042)	(944,895)

Dividends on preferred stock	(1,157,671)	—

Net loss to common stockholders	$(8,603,713)	$(944,895)

Weighted average shares outstanding, basic and diluted	16,180,718	14,560,000

Net loss per share	$(0.53)	$(0.06)

See accompanying notes to these financial statements.

GREENHUNTER ENERGY, INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)
FOR THE PERIOD FROM DECEMBER 31, 2006 TO JUNE 30, 2007

			Additional			Total
	Preferred	Common	Paid in	Member	Accumulated	Equity
	Stock	Stock	Capital	Contributions	Deficit	(Deficit)
BALANCE, December 31, 2006	$—	$15,000	$1,549,163	$—	$(4,199,360)	$(2,635,197)

Issue 12,500 preferred shares in private placement	12,500,000	—	—	—	—	12,500,000
Issue 1,500,000 common shares in private placement	—	1,500	6,928,500	—	—	6,930,000
Issue 450,000 common shares to acquire GreenHunter BioFuels, Inc.	—	450	2,078,550	—	—	2,079,000
Issue 500,000 common shares to acquire power purchase agreement	—	500	2,309,500	—	—	2,310,000
Issue 300,000 common shares for fees on biomass plant acquisition	—	300	1,385,700	—	—	1,386,000
Commission and fees paid on private placement of common shares	—	—	(377,974)	—	—	(377,974)
Issue 1,250,000 common stock warrants in private placement of preferred stock	—	—	950,000	—	(950,000)	—
Issue 750,000 common stock warrants in private placement of common stock	—	—	570,000	—	—	570,000
Cash dividends on preferred stock	—	—	—	—	(207,671)	(207,671)
Issue 3,500,000 common stock options to employees	—	—	6,170,984	—	—	6,170,984
Net loss	—	—	—	—	(7,446,042)	(7,446,042)

BALANCE, June 30, 2007	$12,500,000	$17,750	$21,564,423	$—	$(12,803,073)	$21,279,100

See accompanying notes to these financial statements.

GREENHUNTER ENERGY, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	June 30,
	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(7,446,042)	$(944,895)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	48,673	16,491
Noncash stock compensation	6,170,984	—
Accretion of discount	15,993	—
Changes in certain assets and liabilities, net of acquisition effect:
Accounts receivable	(171,178)	—
Inventory	98,747	—
Prepaid expenses	(27,675)	(53,968)
Accounts payable	347,623	124,795
Accrued interest	142,562	—

Net cash used in operating activities	(820,313)	(857,577)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from asset sales	40,000	—
Excess of cash spent in GreenHunter BioFuels, Inc. acquisition over cash on hand	(6,648,071)	—
Cash spent in Mesquite Lake acquisition	(1,426,566)	—
Other additions to property	(2,956,273)	(56,698)
Increase in deposits	(110)	—

Net cash used in investing activities	(10,991,020)	(56,698)

CASH FLOWS FROM FINANCING ACTIVITIES:
Gross proceeds from stock and warrant issuance	20,000,000	—
Commissions and fees paid on stock issuance	(377,974)	—
Payment of notes payable	(80,000)	—
Payment of buyout obligation	(180,000)	—
Payment of advance from previous affiliate	(35,459)	—
Payment of deferred financing costs	(66,498)	—
Preferred dividends paid in cash	(207,671)	—
Member contributions	—	927,000

Net cash provided by financing activities	19,052,398	927,000

INCREASE IN CASH	7,241,065	12,725

CASH, beginning of period	64,786	36,461

CASH, end of period	$7,305,851	$49,186

Cash paid for interest	$21,840	$—

NONCASH TRANSACTIONS:
Property acquired for stock	$3,465,000	$—

Property acquired for notes payable, net of discount	$1,639,738	$—

Power purchase agreement acquired for stock	$2,310,000	$—

Noncash preferred dividends	$950,000	$—

See accompanying notes to these financial statements.

GREENHUNTER ENERGY, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Note 1. ORGANIZATION AND NATURE OF OPERATIONS
The accompanying unaudited consolidated financial statements of GreenHunter Energy, Inc. (hereinafter referred to as “GreenHunter” or “Company”), have been prepared in accordance with rules and regulations prescribed by the Securities Exchange Commission. Certain information and note disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principals (“GAAP”) have been condensed or omitted pursuant to those rules and regulations, including certain definitions and a summary of significant accounting policies and accordingly, these financial statements should be read in conjunction with our audited financial statements for the year ended December 31, 2006, which includes certain definitions and a summary of significant accounting policies. All material adjustments (consisting solely of normal recurring adjustments) which, in the opinion of management, are necessary for a fair statement of the results of the interim periods have been reflected. The results for the six months ended June 30, 2007 are not necessarily indicative of the results to be expected for the full year.
Nature of Operations
GreenHunter’s business plan is to acquire and operate assets in the renewable energy sectors of wind, solar, geothermal, biomass and biofuels. We intend to become a leading provider of clean energy products offering residential, business and other customers the choice to support clean energy generated from sources such as wind, solar, geothermal, biomass and biofuels (ethanol and biodiesel). The Company has been in the development stage until recently, principally involved with development of potential wind farm locations in Montana, New Mexico and California through its wholly owned subsidiary Wind Hunter LLC. (hereinafter referred to as “Wind Hunter”), and did not have any significant business operations through the first quarter of 2007. On April 13, 2007 the Company acquired Channel Refining Corporation (subsequently renamed GreenHunter BioFuels, Inc. and hereinafter referred to as “BioFuels” or “Channel”) which conducts specialty chemical manufacturing operations at its plant site in Houston, Texas. See Note 4 for further discussion of this and other acquisitions.
Note 2. Principals of Consolidation and Basis of Presentation
The accompanying financial statements include the accounts of the Company and our wholly owned subsidiaries, Wind Hunter and BioFuels. All significant intercompany transactions and balances have been eliminated.
NOTE 3. Summary of Significant Accounting Policies
Repairs and Maintenance
The Company charges the cost of repairs and maintenance, including the cost of replacing minor items not constituting substantial betterment, to selling, general and administrative expenses as these costs are incurred.
Revenue recognition
Revenues for products sold are recorded upon delivery of the products to customers, which is the point at which title is transferred, the customer has the assumed risk of loss, and when payment has been received or collection is reasonably assured. Revenue under tolling processing agreements is recognized at the point that the supplied material has been processed in our plant. Revenue from tolling process service agreements were $74,200 and none for the six months ended June 30, 2007 and 2006, respectively. Transportation, shipping and handling costs incurred are included in

GREENHUNTER ENERGY, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
cost of products sold. Excise and other taxes collected from customers and remitted to governmental authorities are not included in revenue.
Stock-Based Compensation.
The Company issues shares of its common and preferred stock to employees and non-employees as stock- based compensation. The Company accounts for the services using the fair market value of the consideration issued. See Note 10.
Inventories
Inventories consist of various petroleum products, including diesel and naptha and contaminated feedstock, which are processed in the Company’s refinery and are stated at the lower of cost or market (LCM). Cost is determined using the average method.
Property, Plant and Equipment
Property plant and equipment are stated at cost. Depreciation is computed using an accelerated method on assets acquired in the BioFuels transaction described below based on the following useful lives:

Plant equipment	5 to 10	years
Land improvements	15	years
Buildings	31	years
Depreciation expense of approximately $48,673 and $16,491 was recorded in the six month periods in 2007 and 2006, respectively. As described in Note 6, fair value adjustments of $8,153,649 were made to equipment and infrastructure as a result of the acquisition of BioFuels. This cost is not currently being depreciated as these costs are associated with the value of the biodiesel plant currently under construction. Material expenditures which increase the life of an asset are capitalized and depreciated over the estimated remaining useful life of the asset. The cost of equipment sold, or otherwise disposed of, and the related accumulated depreciation or amortization is removed from the accounts, and any gains or losses are reflected in current operations.
Impairments
The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful life of fixed assets or whether the remaining balance of fixed assets should be evaluated for possible impairment. We use the estimate of the related undiscounted cash flows over the remaining useful life of the fixed assets in measuring their recoverability. No impairments were indicated at June 30, 2007.
Asset Retirement Obligations
In accordance with Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (“SFAS 143”), the fair value of an asset retirement cost, and corresponding liability, should be recorded as part of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The Company has not recorded any asset retirement obligations because we conduct refinery operations and will continue to do so in the future, we never intend to cease operations or retire all of our assets, and we cannot estimate costs that we do not intend to incur. We do not believe we are subject to any reclamation obligations either now or in the future.

GREENHUNTER ENERGY, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Income Taxes
The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires that deferred taxes be provided at enacted tax rates on temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes. Prior to the reverse merger on December 5, 2006, the Company was a non-income tax paying entity, and taxable income and losses flowed through to its members for inclusion in their individual returns. Therefore, no provision for federal income tax was reflected in the statement of operations. After the reverse merger, the Company will be taxed as a regular corporation. We acquired Channel on April 13, 2007. Channel had previously provided a valuation allowance on net deferred tax assets since it was not certain that these assets will be realized. Channel’s net operating loss (“NOL”) for income tax purposes from inception to October 31, 2006 was approximately $1,820,885. Following our acquisition of Channel, the NOL will be limited. No provision for income tax expense or benefit is reflected on the statement of operations for the six months ended June 30, 2007 because we are uncertain as to our ability to utilize our net operating loss in the future. The following is an analysis of Channel’s deferred income taxes as of its previous fiscal year end of October 31, 2006:

Deferred tax assets
Net operating loss carryover	$637,310
Less: Valuation allowance	(637,310)

Deferred tax liabilities	$—

Net deferred taxes	$—
Income or Loss Per Common Share
Basic net income or loss per common share is computed by dividing the net income or loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted net income or loss per common share is calculated in the same manner, but also considers the impact to net income and common shares for the potential dilution from stock options, stock warrants and any other outstanding convertible securities. The Company has issued potentially dilutive instruments in the form of its convertible note payable, its 8% Series A preferred stock, common stock warrants and common stock options granted to its employees at June 30, 2007. The total number of potentially dilutive securities at June 30, 2007 is 8,598,764. However, none of these instruments is included in the calculation of diluted loss per share because to include them would be anti-dilutive. There were no dilutive securities outstanding at June 30, 2006.
Note 4. Recently Issued Accounting Standards
In July 2006, FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109, was issued. FIN No. 48 clarifies financial statement recognition and disclosure requirements for uncertain tax positions taken or expected to be taken in a tax return. Financial statement recognition of the tax position is dependent on an assessment of a 50% or greater likelihood that the tax position will be sustained upon examination, based on the technical merits of the position. The provisions of FIN No. 48 must be adopted as of the beginning of fiscal years beginning after December 15, 2006, with the cumulative effect reported as an adjustment to retained earnings at the adoption date. Upon adoption of FIN No. 48, we had no unrecognized tax benefits and during the first

GREENHUNTER ENERGY, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
half of 2007, we recognized no adjustments for uncertain tax benefits. We recognize interest and penalties related to uncertain tax positions in income tax expense; however, no interest and penalties related to unrecognized tax positions were accrued at June 30, 2007.
In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 establishes a common definition for fair value to be applied to U.S. GAAP guidance requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 157 on its consolidated financial position and results of operations.
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115 (SFAS No. 159). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on its consolidated financial position and results of operations.
In December 2006, the FASB approved FASB Staff Position (FSP) No. EITF 00-19-2, Accounting for Registration Payment Arrangements (“FSP EITF 00-19-2”), which specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with SFAS No. 5, Accounting for Contingencies. FSP EITF 00-19-2 is effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that are entered into or modified subsequent to the issuance date of this FSP, or for financial statements issued for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years, for registration payment arrangements entered into prior to the issuance date of this FSP. The adoption of this pronouncement did not have an impact on the Company’s financial position, results of operations or cash flows.
Note 5. Liquidity and Continued Operations
The Company’s financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. As described more fully in Note 9, in March, April and May 2007 the Company raised $20,000,000 (before fees and commissions) from the issuance of its common and preferred stock. In addition, the Company began discussions with other lenders and capital market sources to provide additional funding for its contemplated capital expenditures and financing needs.
Note 6. Acquisitions
On April 13, 2007 the Company acquired all of the outstanding shares of Channel for $10,768,738, consisting of cash of $7,050,000, notes (net of discount of $360,262) of $1,639,738 and 450,000 shares of our common stock valued at $4.62 per share. The acquisition was treated as a purchase of Channel in

GREENHUNTER ENERGY, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
accordance with the provisions of SFAS No. 141, Business Combinations. The agreement provided for an adjustment to the cash portion of the purchase price for working capital on hand to be settled within 60 days of closing, which reduced the cash portion of the closing price to $6,647,342 and the total purchase price to $10,366,080. The notes are described in Note 8. The Company has unconditionally and irrevocably guaranteed the payment when due of principal and interest on these notes to Channel’s former shareholders. The Company would be required to pay under this guarantee if for any reason Channel does not pay any payment of principal or interest when due. The purchase price was allocated to the fair value of the net assets acquired. The purchase price allocation is preliminary and we expect to make any necessary adjustments by December 31, 2007. The following table summarizes the purchase price and related preliminary allocation to the net assets acquired at April 13, 2007:

Total Purchase Price:
Fair value of 450,000 shares of GreenHunter common stock	$2,079,000
Cash consideration	6,647,342
Notes payable (net of discount of $360,262)	1,639,738

Total	$10,366,080

Net Preliminary Purchase Price Allocation:
Net purchase price	$10,366,080
Historical net assets acquired	(419,146)

Excess purchase price	9,946,934
Adjustment of land to fair market value	(1,656,924)
Adjustment of inventory to fair market value	(136,361)
Adjustment of equipment and infrastructure to fair market value	(8,153,649)

Excess purchase price	$—

Historical net assets acquired were as follows:
Current assets	$162,746
Property, plant and equipment, net	981,915
Current liabilities	(576,765)
Liabilities owed to GreenHunter	(148,750)

Historical net assets acquired	$419,146

Channel, a Texas corporation, was established in 1994 to develop a 20.62 acre industrial parcel of land located on the Houston ship channel into a waste oil recycling facility. Subsequently, Channel decided to invest in more sophisticated processing equipment to convert the waste oil recycling refinery into a specialty chemical manufacturing operation. Channel currently manufactures base oils, lubricants, diesel fuels and naphtha with a processing capacity of up to 5,000 barrels of product per day. The Houston ship channel site remains Channel’s only industrial location. It can receive and deliver product via barge, truck and rail and has 35,000 barrels of static storage on site. The Company intends to convert a portion of the existing facility from its present use to the production of bio-diesel by the end of calendar 2007. On March 23, 2007 the Company acquired all of the assets, rights and obligations related to additional equipment located on Channel’s site but belonging to a third party for cash consideration of approximately $803,537, which included payment of delinquent property taxes on the equipment. The Company intends to refurbish and to use this equipment for treatment of methanol used in its bio-diesel process and to treat additional quantities of the chemical for use by third parties by the end of August 2007. Additionally, the Company intends to construct a terminal operation on Channel’s property for blending, storage and marketing of bio-diesel to be completed during the first quarter of 2008.

GREENHUNTER ENERGY, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
During May 2007 the Company acquired an inactive 18.5 megawatt (nameplate capacity) bio-mass plant located in Imperial California (hereinafter referred to as “Mesquite Lake”) for cash consideration of $1,375,000. The Company also acquired the existing power purchase agreement between the former owner of the facility and an electric utility company for 500,000 shares of the Company’s common stock valued at $4.62 per share, for a total of $2,310,000. The Company entered separately into a five year consulting agreement with the former owner that allows the Company the right to any deals developed by the consultant over the term of the agreement. The payment terms of the consulting agreement were 300,000 shares of the Company’s common stock valued at $4.62 per share, or $1,386,000, allocated to the inactive 18.5 megawatt plant acquired, along with quarterly cash payments for the duration of the consulting agreement of $98,000 per quarter beginning June 30, 2007. The Company allocated $2,761,000 to the cost of the bio-mass plant and $2,310,000 to the cost of the power purchase agreement. The power purchase agreement extends over 15 years beginning December 31, 2009. This amount will be amortized over the life of the contract. The Company intends to refurbish the bio-mass plant and to place it in service in 2008.
The following summary, prepared on a pro forma basis, presents the results of operations for the six months ended June 30, 2007 and the year ended December 31, 2006 as if the acquisition of Channel and Mesquite Lake as well as the private placement of preferred stock described in Note 9 had occurred at the beginning of the respective periods. The pro forma information includes the effect of adjustments for general and administrative expense, interest expense and preferred dividends. The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of each period presented, nor are they necessarily indicative of future consolidated results. Channel was included in our consolidated results of operations beginning April 14, 2007.
PRO FORMA RESULTS OF OPERATIONS
(Unaudited)

	Six Months	Year Ended
	Ended	December 31,
	June 30, 2007	2006
Total operating revenues	$1,099,148	$1,866,936

Operating costs and expenses	2,661,900	4,095,495
Employee stock option expense	6,170,984	—

Total operating costs and expenses	8,832,884	4,095,495

Operating loss	(7,733,736)	(2,228,559)
Other income and (expense)	(119,655)	(516,567)

Net loss	(7,853,391)	(2,745,126)
Dividends on preferred stock	(1,450,000)	(1,950,000)

Net loss to common stockholders	$(9,303,301)	$(4,695,126)

Net loss per common share, basic and diluted	$(0.52)	$(0.26)

GREENHUNTER ENERGY, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Note 7. Inventories
     Following is a summary of inventories at June 30, 2007:

Finished goods	$46,460
Raw materials	8,354

$54,814

Note 8. Notes Payable
Notes Payable
In connection with the acquisition of Channel, the Company issued $2,000,000 principal value in notes payable to the former owners. The notes are for a term of seven years at an annual interest rate of 5% payable quarterly, with interest only payable for the first two years and equal quarterly amortization of principal plus interest over the remaining five years. The Company recorded this note at a value of $1,639,738, a discount of $360,262 based upon its estimated risk adjusted interest rate of 10%, Accretion of this discount will occur over the remaining life of the note. Accretion of $15,993 occurred in the period ended June 30, 2007.
Convertible Note Payable
On December 5, 2006 Wind Hunter distributed $2,820,000 to its sole member, Investment Hunter, LLC. (hereinafter called “Investment Hunter”), which then loaned these funds back to Wind Hunter at an annual interest rate of 15% with principal and interest due on the later of December 31, 2006 or on such date as the Company closed on a private placement of its equity securities in which net proceeds to the Company were not less than $4,000,000. Interest accrued through December 31, 2006 was $31,259. On January 1, 2007 the note plus accrued interest was renewed and extended through the issuance of a GreenHunter subordinated convertible note in the amount of $2,851,259 with interest at an annual rate of 10% first due on December 31, 2007. Beginning March 31, 2008 quarterly principal payments of $356,411 along with accrued interest will be due. The note is a general, unsecured obligation of the Company and shall be subordinate to any and all secured loans of the Company. The note and interest are convertible at the option of the holder into the common stock of the Company at a conversion price of $5.00 per share at any time up to payment.
Note 9. Stockholders’ Equity
On March 9, 2007 the Company authorized and established a series of preferred stock that was designated as “2007 Series A 8% Convertible Preferred Stock” (hereinafter referred to as “Preferred Stock”). The series was constituted as 12,500 shares with a stated value per share initially set equal to $1,000.00.
On March 12, 2007 the Company executed a securities purchase agreement with institutional investors whereby the Company agreed to issue to such institutional investors the following securities of the Company for an aggregate consideration of $15,000,000, including $12,500,000 in principal amount of its Series A 8% convertible preferred stock, 500,000 shares of common stock at $5.00 per share and 1,500,000 common stock purchase warrants at an exercise price of $7.50 per warrant (of which 1,250,000 warrants were allocable to the holders of the Series A 8% convertible preferred stock). The Company allocated $4.62 to each share of common stock and $0.76 to each common stock warrant in establishing

GREENHUNTER ENERGY, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
the fair value of these securities. Gross proceeds of $15,000,000 ($14,950,000 net of expenses) were received by the Company thereafter through May 15, 2007 from the issuance of the preferred and common stock and the common stock warrants to these institutional investors. The preferred stock provides for a cumulative dividend that may be payable, at the option of the Company in cash or shares of common stock at 115% of the cash dividend payable and using the 10-day average price per share of common stock. A holder of the Preferred Stock has the right to convert these shares at any time into shares of common stock at a conversion price of $5.00 per common share. The Company may force conversion at any time subject to certain conditions, two of which are: (i) two years have elapsed from March 12, 2007, and (ii) the 10- day average price per share of the common stock is greater than or equal to $7.50. After five years the Company may redeem the preferred stock for cash. Other provisions of the Preferred Stock include a liquidation preference, anti-dilution provisions, voting rights equal to the common shareholders and other protective provisions. Each common stock purchase warrant entitles the holder thereof to purchase one share of the Company’s common stock at $7.50 per share until the expiration date of five years after issuance. The Company can cause the warrant to be exercised after one year from March 12, 2007, if the Company’s common stock is trading at an average price over the prior 10 consecutive days of at least $12.50 per share. The warrants contain customary anti-dilution provisions. On June 30, 2007 the Company paid a cash dividend of $207,671 on the preferred stock. Additionally, the warrants issued in connection with the preferred stock were treated as a dividend paid on the preferred stock upon their issuance, with a fair value of $950,000. The Company estimated the fair value of the warrants using the Black-Scholes option pricing method using the following assumptions:

Risk Free Interest Rate	5.09%
Expected Life (a)	2	years
Expected volatility (b)	52%
Dividend yield	—
Weighted average fair value of each warrant	$0.76

(a)	The warrants have a life of five years but we expect to be able to force the exercise of the warrants in two years.

(b)	The expected volatility of our common stock was estimated using an average of volatilities of publicly traded companies in similar renewable energy businesses.
The following is a summary of warrant activity for the six month ended on June 30, 2007. There were no warrants issued or outstanding prior to January 1, 2007.

2007
	Number	Weighted
	of	average
	Warrants	Exercise Price
Outstanding — Beginning of Year	—	$—
Issued	2,000,000	7.50
Exercised	—	—
Redeemed	—	—
Expired	—	—
Outstanding — End of Year	2,000,000	$7.50

GREENHUNTER ENERGY, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
During April 2007 the Company issued 1,000,000 shares of its common stock at $5.00 per share along with 500,000 common stock purchase warrants in a private placement exempt from registration under the Securities Act of 1933. Total proceeds from the issue were $5,000,000 before selling and other expenses. The Company allocated $4.62 to each share of common stock and $0.76 to each common stock warrant in establishing the fair value of these securities. Each common stock purchase warrant entitles the holder thereof to purchase one share of the Company’s common stock at $7.50 per share at any time prior to the expiration date of April 5, 2012. The Company can cause the warrants to be exercised after April 5, 2008 if the Company’s common stock is trading at an average price over the prior ten consecutive days of at least $12.50 per share. The warrants contain customary anti-dilution provisions.
The parties involved in the securities purchase agreement, noted above, also executed a Registration Rights Agreement in connection with the securities purchase agreement. This rights agreement calls for the Company to use its best efforts to effect a registration covering the resale of all of the Registrable Securities within a specified time period noted in the agreement. Failure of the Company to timely file a registration statement or a registration statement not being declared effective by the Securities and Exchange Commission within the terms of the agreement will result in liquidated damages payable in cash to any holder of its Registrable Securities equivalent to two percent (2.0%) of the pro-rata portion of the Purchase Price of such Investor’s Registrable Securities included in such Registration Statement at various dates per the agreement. These payments shall be capped at 10% of the total purchase price outstanding in any 12 month period. If we do not comply with terms of this agreement, we may be required to pay liquidated damages of $250,000 and an additional $250,000 for each month we do not comply with the terms of this agreement, up to a maximum amount of liquidated damages of $1,250,000. Under FSP EITF 00-19-2, management has determined that the likelihood of payment under this provision is remote. Accordingly, no registration payment arrangement liability has been recorded as of June 30, 2007.
Note 10. Stock Based Compensation
In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R, Share-based Payment. SFAS 123R revises SFAS 123 and supersedes APB 25. SFAS 123R is effective for the period ending December 31, 2006, and applies to transactions in which an entity exchanges its equity instruments for goods or services and also applies to liabilities an entity may incur for goods or services that are to follow a fair value of those equity instruments. Under SFAS 123R, we are required to follow a fair value approach using an option-pricing model, such as the Black-Scholes option valuation model, at the date of a stock option grant. The deferred compensation calculated under the fair value method would then be amortized over the respective vesting period of the stock option. During May 2007, the Board of Directors authorized the issuance of 3,500,000 shares of stock options to current employees. The options were issued with an exercise price of $5.00 per share, which was in excess of the estimated fair value per share of $4.62 on that date. The options have a life of ten years and vest immediately upon issuance. The Company recognized $6,170,984 of share-based compensation expense in its unaudited condensed consolidated statement of operations for the six months ended June 30, 2007 associated with these stock option grants. There were no options issued or outstanding for the six months ended June 30, 2006.
The Company estimated the fair value of the stock options using the Black-Scholes option pricing method using the following assumptions.

GREENHUNTER ENERGY, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Risk Free Interest Rate	4.9%
Expected Life (a)	5	years
Expected volatility (b)	38%
Dividend yield	—
Weighted average fair value of each stock option	$1.76

(a)	The options have a life of ten years but we expect them to be exercised in five years.

(b)	The expected volatility of our common stock was estimated using an average of volatilities of publicly traded companies in similar renewable energy businesses.
The following is a summary of stock option activity during the six months ended June 30, 2007. There were no stock options issued or outstanding prior to January 1, 2007.

2007
	Number	Weighted
	of	average
	Shares	Exercise Price
Outstanding — Beginning of Year	—	$—
Issued	—	—
Granted	3,500,000	5.00
Exercised	—	—
Cancelled	—	—
Outstanding — June 30, 2007	3,500,000	5.00
Exercisable — June 30, 2007	3,500,000	$5.00
The following is a summary of stock options outstanding at June 30, 2007:

	Number of	Weighted Average	Number of
	Options	Remaining Contractual	Exercisable
Exercise Price	Outstanding	Life (Years)	Options
$5.00	3,500,000	9.8	3,500,000
Note 11. Commitments and Contingencies
The Company entered into an agreement which grants Chateau Energy (hereinafter referred to as “Chateau”, the entity from whom we purchased the biomass plant in May 2007 — see Note 6) the non-exclusive right to represent the Company in the location and development of renewable energy and biofuel projects. Chateau shall be responsible for locating, analyzing and delineating the business viability, as well as providing an adequate development strategy for these projects. The Company will pay a quarterly fee of $98,000 to Chateau, the first quarterly payment of $98,000 being paid on June 30, 2007 and will continue every quarter thereafter until the last payment of March 31, 2012.
Note 12. Summary of Quarterly Data (Unaudited)
The following table sets forth unaudited summary financial results on a quarterly basis for the first two quarters of 2007.

2007	First	Second
Sales	$—	$554,254
Operating loss	(462,729)	(6,911,193)
Net loss	(721,902)	(7,881,811)
Net loss per share	$(0.05)	$(0.46)
Weighted average shares	15,111,166	17,244,011
* * * * * * * * * * *

INDEPENDENT AUDITOR’S REPORT
April 5, 2007
To the Shareholders and Board of Directors
Channel Refining Corporation
We have audited the accompanying balance sheet of Channel Refining Corporation (the “Company”) as of October 31, 2006 and the related statements of operations, stockholders’ equity, and cash flows for the years ended October 31, 2006 and 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Channel Refining Corporation as of October 31, 2006 and the results of its operations and cash flows for the years ended October 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.
/s/ HEIN & ASSOCIATES LLP
Certified Public Accountants
Dallas, Texas

CHANNEL REFINING CORPORATION
BALANCE SHEET
October 31, 2006

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$27,316
Accounts receivable	77,433
Inventory	23,058
Prepaid expenses	21,282

Total current assets	149,089

PROPERTY, PLANT AND EQUIPMENT:
Land	405,076
Land improvements	326,977
Buildings	299,328
Plant equipment	2,212,044

3,243,425
Less: Accumulated depreciation	(2,210,616)

1,032,809

OTHER ASSETS:
Deposits	2,955

TOTAL ASSETS	$1,184,853

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$283,265
Notes payable and capital lease obligation	114,250
Settlement obligation	125,000
Advances from affiliates	85,459

Total current liabilities	607,974

COMMITMENTS AND CONTINGENCIES (Notes 4 and 9)

STOCKHOLDERS’ EQUITY:
Common Stock, no par value; 1,000,000 shares authorized, 1,000,000 shares issued and outstanding	1,700,000
Accumulated deficit	(1,123,121)

Total stockholders’ equity	576,879

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,184,853

The accompanying notes are an integral part of these financial statements.

CHANNEL REFINING CORPORATION
STATEMENTS OF OPERATIONS

	For the Years Ended
	October 31,
	2006	2005
REVENUE:
Fuel oil sales	$1,619,128	$2,066,328
Processing revenue	227,388	194,771

Total revenue	1,846,516	2,261,099

COSTS AND EXPENSES:
Material and freight	282,483	342,482
Operating expenses	565,113	549,519
General and administrative expenses	1,157,012	1,149,905
Depreciation	165,130	166,038

Total costs and expenses	2,169,738	2,207,944

OPERATING INCOME (LOSS)	(323,222)	53,155

OTHER INCOME:
Management fee	30,000	180,000
Other	54,107	—

	84,107	180,000

NET INCOME (LOSS)	$(239,115)	$233,155

The accompanying notes are an integral part of these financial statements.

CHANNEL REFINING CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE PERIOD NOVEMBER 1, 2004 TO OCTOBER 31, 2006

			Total
	Common	Accumulated	Stockholders’
	Stock	Deficit	Equity
BALANCE, November 1, 2004	$1,700,000	$(1,117,161)	$582,839

Net income	—	233,155	233,155

BALANCE, October 31, 2005	1,700,000	(884,006)	815,994

Net loss	—	(239,115)	(239,115)

BALANCE, October 31, 2006	$1,700,000	$(1,123,121)	$576,879

The accompanying notes are an integral part of these financial statements.

CHANNEL REFINING CORPORATION
STATEMENTS OF CASH FLOWS

	For the Years Ended
	October 31,
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(239,115)	$233,155
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation expense	165,130	166,038
Write-down of investment	1,225	—
Changes in:
Accounts receivable	(77,433)	—
Inventory	3,226	(10,244)
Prepaid expenses	(21,282)	—
Accounts payable	91,694	(294,860)
Accrued interest payable	(54,107)	—
Settlement obligation	125,000	—

Net cash provided by (used in) operating activities	(5,662)	94,089
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of equipment	(132,625)	—

Net cash used in investing activities	(132,625)	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment of capital lease	(17,500)	—
Advance from affiliate	53,675	—
Repayment of advance from affiliate	—	(32,227)

Net cash provided by (used in) financing activities	36,175	(32,227)

NET INCREASE (DECREASE) IN CASH	(102,112)	61,862

CASH AND CASH EQUIVALENTS, beginning of year	129,428	67,566

CASH AND CASH EQUIVALENTS, end of year	$27,316	$129,428

The accompanying notes are an integral part of these financial statements.

CHANNEL REFINING CORPORATION
NOTES TO FINANCIAL STATEMENTS
1.	Organization and nature of operations

Channel Refining Corporation (the “Company”) is a Texas corporation that was established in 1994 to develop a 20.62 acre industrial parcel of land located on the Houston ship channel into a waste oil recycling facility. Subsequently, the Company decided to invest in more sophisticated processing equipment to convert the waste oil recycling refinery into a specialty chemical manufacturing operation. The Company is currently manufacturing base oils, lubricants, diesel fuels and naptha with a processing capacity of up to 5,000 barrels of product per day. The Houston ship channel site remains the Company’s only industrial location. It can receive and deliver product via barge, truck and rail and has 35,000 barrels of static storage on site.

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results may differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments to be cash equivalents if they have maturities of three months or less at the date of purchase.

Inventories

Inventories consist of various petroleum products, including diesel and naptha and contaminated feedstock, which are processed in the Company’s refinery and are stated at the lower of cost or market (LCM). Cost is determined using the average method.

Property, Plant and Equipment

Property plant and equipment are stated at cost. Depreciation is computed using an accelerated method based on the following useful lives:

Plant equipment	5 to 10 years
Land improvements	15 years
Buildings	31 years
Depreciation expense of approximately $165,130 and $166,038 was recorded in 2006 and 2005, respectively. The cost of normal maintenance and repairs is charged to operating expenses as incurred. Material expenditures which increase the life of an asset are capitalized and depreciated over the estimated remaining useful life of the asset. The cost of equipment sold, or otherwise disposed of, and the related accumulated depreciation or amortization is removed from the accounts, and any gains or losses are reflected in current operations.
Impairments
The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful life of fixed assets or whether the remaining balance of fixed assets should

CHANNEL REFINING CORPORATION
NOTES TO FINANCIAL STATEMENTS
be evaluated for possible impairment. We use the estimate of the related undiscounted cash flows over the remaining useful life of the fixed assets in measuring their recoverability. No impairments were indicated at October 31, 2006.
Asset Retirement Obligations
In accordance with Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (“SFAS 143”), the fair value of an asset retirement cost, and corresponding liability, should be recorded as part of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The Company has not recorded any asset retirement obligations because we conduct refinery operations and will continue to do so in the future, we never intend to cease operations or retire all of our assets, and we cannot estimate costs that we do not intend to incur. We do not believe we are subject to any reclamation obligations either now or in the future.
Fair Value of Financial Instruments
The Company’s financial instruments, including cash and cash equivalents, and accounts payable are carried at cost, which approximates their fair value because of the short-term maturity of these instruments.
Income Taxes
The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires that deferred taxes be provided at enacted tax rates on temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes. We provide a valuation allowance on net deferred tax assets when we are not certain that these assets will be realized. Our net operating loss (“NOL”) for income tax purposes from inception to October 31, 2006 was approximately $1,820,885. Following the transaction described in Note 9, the NOL will be limited. No provision for income tax expense or benefit is reflected on the statement of operations for fiscal 2006 or 2005 because we are uncertain as to our ability to utilize our net operating loss in the future. The following is an analysis of deferred income taxes as of October 31, 2006:

Deferred tax assets
Net operating loss carryover	$637,310
Less: Valuation allowance	(637,310)

Deferred tax liabilities	$—

Net deferred taxes	$—
The reconciliation of income tax rates in the statement of operations for fiscal 2006 and 2005 is:

2006	2005

Tax at federal statutory rates	(35%)	35%
Effect of valuation allowance	35%	(35%)
Tax rate in statement of operations	—	—

CHANNEL REFINING CORPORATION
NOTES TO FINANCIAL STATEMENTS
3.	Inventories

Following is a summary of inventories at October 31, 2006:

Finished goods	$21,673
Raw materials	1,385

$23,058

4.	Liquidity

The Company has a working capital deficit of $458,885 at October 31, 2006 and no credit facility with a financial institution. To fund short-term cash requirements which cannot be met out of operating cash flows, the Company has relied on advances from certain stockholders or persons related to them for such needs. These advances are then repaid as operating cash flow becomes available. The stockholders have the intent to continue this arrangement for the next year.

5.	Notes Payable and Capital Lease Obligation

A summary of notes payable as of October 31, 2006 is as follows:

Notes payable, non-interest bearing	$80,000
Capital lease obligations	34,250

Total	$114,250

As of October 31, 2006, the holders of the notes payable agreed to accept repayment of the principal amounts loaned to the Company and to waive their rights to any past or current interest payments due under the notes. The Company had previously accrued interest due on the notes totaling $54,107. By agreement with the holders of these notes, the principal amount will be repaid at closing of the transaction as described below in Note 10 — Subsequent Events. The reversal of the accrued interest is recorded as other income in the year ended October 31, 2006.

The capital lease obligation was entered into on November 15, 2005 for the use of certain storage tanks located on the Company’s plant site. The lease requires remaining payments of $1,750 per month for eighteen (18) months and a final payment of $2,750. At the end of the lease term, the Company has the option to obtain title to the tanks with no additional payment due.

6.	Settlement Agreement

On November 15, 2005 the Company settled a lawsuit to which it was a party involving a business and equipment owned and operated by another party situated on the Company’s plant site by prior arrangement. Under the terms of the settlement agreement, the Company entered into a capital lease for certain storage tanks (see Note 5 — Notes Payable), made an initial payment of $100,000 for damages and agreed to make a future damages payment of $125,000 after certain tax liens owed by the other party were satisfied in full, since the tax liens in part applied to the storage tanks covered by the lease purchase

CHANNEL REFINING CORPORATION
NOTES TO FINANCIAL STATEMENTS

agreement. As the result of the transactions described below in Note 10 — Subsequent Events, the tax liens were satisfied and the Company will pay the remaining damages payment at the closing date described below.

7.	Related Party Transactions

The Company does not have an existing credit facility with a financial institution. To fund short-term cash requirements which cannot be met out of operating cash flows, the Company has relied on advances from certain stockholders or persons related to them for such needs. These advances are then repaid without interest as operating cash flow becomes available. As of October 31, 2006 these advances from affiliates totaled $85,459, classified under the current liabilities section of the balance sheet.

Through December 31, 2005 the Company had a management services contract with one of its stockholders which provided income to the Company of $15,000 per month. The contract was terminated by mutual agreement of both parties on that date. The Company recorded management services income of $30,000 and $180,000 for fiscal years 2006 and 2005, respectively.

8.	Concentrations

The Company purchased all of its raw materials from one vendor in the fiscal year 2006. Management believes that the loss of this vendor would not have a material adverse effect on the Company’s results of operations or cash flows, as it believes it could readily locate and contract with another similar vendor.

9.	Commitments and Contingencies

The Company has no current operating lease agreements which extend past thirty days.

The Company is subject to litigation claims and governmental and regulatory controls arising in the ordinary course of business. It is the opinion of the Company’s management that all claims and litigation involving the Company are not likely to have a material adverse effect on its financial position or results of operations.

Liabilities for loss contingencies arising from claims, assessments, litigation or other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Determining when expenses should be recorded for these contingencies and the appropriate amounts for accrual is a complex estimation process that includes subjective judgment. In many cases, this judgment is based on interpretation of laws and regulations, which can be interpreted differently by regulators and/or courts of law and are constantly changing. We closely monitor known potential legal, environmental and other contingencies, and in management’s opinion we do not currently have a material contingent liability of this nature.

10.	Subsequent Events

On February 28, 2007 the shareholders of the Company entered into a purchase and sale agreement to sell 100% of the outstanding common stock of the Company to another party. The transaction is scheduled to close in April 2007 after completion of due diligence and certain other conditions. One condition that must be met within 60 days after closing is that the net working capital of the Company, exclusive of the

CHANNEL REFINING CORPORATION
NOTES TO FINANCIAL STATEMENTS
obligation for the lease purchase of storage tanks described in Note 4 above, must be zero as of the closing date, with an adjustment to the cash portion of the purchase price in order to achieve this condition. The other party intends to convert the existing facility from its present use to the production of bio-diesel by the end of calendar 2007. On March 23, 2007 the other party to the purchase and sale agreement acquired all of the assets, rights and obligations related to equipment located on the Company’s site but belonging to the party with whom the Company entered into the settlement agreement and lease purchase of storage tanks agreement described above in Notes 5 and 6.

CHANNEL REFINING CORPORATION
CONDENSED BALANCE SHEET
(Unaudited)
January 31, 2007

ASSETS

CURRENT ASSETS:
Accounts receivable	$86,036
Inventory	19,751

Total current assets	105,787

PROPERTY, PLANT AND EQUIPMENT:
Land	405,076
Land improvements	326,977
Buildings	299,328
Plant equipment	2,212,044

3,243,425
Less: Accumulated depreciation	(2,233,304)

1,010,121

TOTAL ASSETS	$1,115,908

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$279,673
Notes payable and capital lease obligation	107,250
Settlement obligation	125,000
Advances from affiliates	85,459

Total current liabilities	597,382

COMMITMENTS AND CONTINGENCIES (Note 3)

STOCKHOLDERS’ EQUITY:
Common stock, no par value; 1,000,000 shares authorized, 1,000,000 shares issued and outstanding	1,700,000
Accumulated deficit	(1,181,474)

Total stockholders’ equity	518,526

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,115,908

The accompanying notes are an integral part of these financial statements.

CHANNEL REFINING CORPORATION
CONDENSED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
(Unaudited)

	For the Three Months Ended
	January 31,
	2007	2006
REVENUE:
Fuel oil sales	$344,888	$377,087
Processing revenue	70,640	—

Total revenue	415,528	377,087

COSTS AND EXPENSES:
Material and freight	72,775	81,010
Operating expenses	90,989	102,749
General and administrative expenses	287,429	251,230
Depreciation	22,688	44,407

Total costs and expenses	473,881	479,396

OPERATING LOSS	(58,353)	(102,309)

OTHER INCOME:
Management fee	—	30,000

NET LOSS	(58,353)	(72,309)

ACCUMULATED DEFICIT, beginning	(1,123,121)	(884,006)

ACCUMULATED DEFICIT, ending	$(1,181,474)	$(956,315)

The accompanying notes are an integral part of these financial statements.

CHANNEL REFINING CORPORATION
CONDENSED STATEMENTS OF CASH FLOWS
(Unaudited)

	For the Three Months Ended
	January 31
	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(58,353)	$(72,309)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	22,688	44,407
Write-down of deposit	2,955	—
Changes in:
Accounts receivable	(8,603)	—
Inventory	3,307	3,814
Prepaid expenses	21,282	—
Accounts payable	(3,592)	(14,955)

Net cash used in operating activities	(20,316)	(39,043)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of equipment	—	(25,502)

Net cash used in investing activities	—	(25,502)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment of capital lease	(7,000)	—
Advance from affiliate	—	14,135

Net cash provided by (used in) financing activities	(7,000)	14,135

NET DECREASE IN CASH	(27,316)	(50,410)

CASH AND CASH EQUIVALENTS, beginning	27,316	129,428

CASH AND CASH EQUIVALENTS, ending	$—	$79,018

The accompanying notes are an integral part of these financial statements.

CHANNEL REFINING CORPORATION
NOTES TO CONDENSED FINANCIAL STATEMENTS
1. Organization and nature of operations
The accompanying unaudited financial statements of Channel Refining Corporation (hereinafter described as “Channel” or the “Company”), have been prepared in accordance with rules and regulations prescribed by the Securities Exchange Commission. Certain information and note disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principals (“GAAP”) have been condensed or omitted pursuant to those rules and regulations, including certain definitions and a summary of significant accounting policies and accordingly, these financial statements should be read in conjunction with our audited financial statements for the year ended October 31, 2006, which includes certain definitions and a summary of significant accounting policies. All material adjustments (consisting solely of normal recurring adjustments) which, in the opinion of management, are necessary for a fair statement of the results of the interim periods have been reflected. The results for the three months ended January 31, 2007 are not necessarily indicative of the results to be expected for the full year.
2. Summary of Significant Accounting Policies
Significant accounting policies are summarized in the report for our fiscal year ended October 31, 2006.
3. Liquidity
The Company had a working capital deficit of $415,265 at January 31, 2007 and no credit facility with a financial institution. On April 13, 2007 the Company was acquired by GreenHunter Energy, Inc. (hereinafter described as “GHE”) which has since provided advances as necessary to meet the liquidity needs of the Company.
4. Notes Payable and Capital Lease Obligation
A summary of notes payable as of January 31, 2007 is as follows:

Notes payable, non-interest bearing	$80,000
Capital lease obligations	27,250

Total	$107,250

On June 6, 2007 the notes payable were paid in full.
On March 23, 2007 the capital lease obligation was purchased from the lessor by GHE and was subsequently classified in the same manner as other advances from GHE after April 13, 2007.

CHANNEL REFINING CORPORATION
NOTES TO CONDENSED FINANCIAL STATEMENTS
5. Settlement Agreement
On March 23, 2007 the settlement agreement (noted in our October 31, 2006 financial statements – Note 6) was purchased by GHE and was subsequently classified in the same manner as other advances from GHE after April 13, 2007.
6. Related Party Transactions
The Company did not have an existing credit facility with a financial institution. To fund short-term cash requirements which cannot be met out of operating cash flows, the Company relied on advances from certain stockholders or persons related to them for such needs. These advances were then repaid without interest as operating cash flow becomes available. As of January 31, 2007 these advances from affiliates totaled $85,459, classified under the current liabilities section of the balance sheet. On June 11, 2007 the advances were repaid. Since April 13, 2007 the Company has received advances to meet its liquidity needs from GHE.
7. Subsequent Events
On February 28, 2007 the shareholders of the Company entered into a purchase and sale agreement to sell 100% of the outstanding common stock of the Company to GHE. The transaction closed on April 13, 2007. Subsequently the Company began the process to convert most of the existing facility from its present use to the processing and treatment of contaminated methanol by August 2007 and the production, storage and blending of bio-diesel by March 2008. Capital resources for this conversion were provided initially by GHE, but GHE and the Company are pursuing other sources of funding from financial institutions and other capital markets to complete the project. On June 7, 2007 the name of the Company was changed to GreenHunter BioFuels, Inc.

PRO FORMA FINANCIAL INFORMATION
     The pro forma financial information in this report includes the unaudited pro forma statements of operations for the six months ended June 30, 2007 and the year ended December 31, 2006. The transactions included in this pro forma presentation include the private placement of our preferred and common stock and common stock warrants for proceeds of $19,622,026 net of fees and commissions, the purchase of Channel Refining Corporation (later renamed GreenHunter BioFuels, Inc.) for cash of $6,647,342, notes payable of $2,000,000 principal value ($1,639,738 net of discount) and 450,000 shares of our common stock, the exchange of member contribution for convertible note payable of $2,851,259, the purchase of an inactive 18.5 MW bio-mass plant known as the Mesquite Lake Resource Recovery Facility for cash of $1,375,000 and 300,000 shares of our common stock, the purchase of a power purchase agreement associated with the bio-mass plant for 500,000 shares of our common stock and a consulting agreement entered into with the former owner of Mesquite Lake to assist with the development of new renewable energy projects. The pro forma information includes the effect of adjustments for general and administrative expense, interest expense and preferred dividends as if the transactions had all occurred on January 1, 2006. All information contained herein should be read in conjunction with other information contained in this Form 10 and the notes to unaudited pro forma financial information included herein. The following unaudited pro forma combined statements of operations are provided for illustrative purposes only and are not necessarily indicative of what the consolidated results of operations would actually have been had the transactions occurred on January 1, 2006, nor do they represent a forecast of the consolidated results of operations or financial position for any future period or date.

GreenHunter Energy, Inc.
Condensed Combined Statement of Operations
(in Thousands except for loss per share and shares outstanding)
For the six months ended June 30, 2007

	GreenHunter	GreenHunter	Mesquite		Pro forma	Pro forma
	Energy, Inc.	BioFuels, Inc.	Lake		adjustments	balances
REVENUE:
Fuel oil sales	$—	$1,099	$—		$—	$1,099

Total revenue	—	1,099	—		—	1,099

COSTS AND EXPENSES:
Material and freight	—	235	—		—	235
Operating expenses	—	354	—		—	354
Project costs	192	—	—		—	192
General and administrative	7,115	653	—	(a)	196	7,964
Depreciation	17	71	—		—	88

Total costs and expenses	7,324	1,313	—		196	8,833

OPERATING LOSS	(7,324)	(214)	—		(196)	(7,734)

OTHER INCOME / (EXPENSE)
Interest and other income	107	2	—		—	109
Interest and other (expense)	(180)	—	—	(b)	(48)	(228)

	(73)	2	—		(48)	(119)

Net loss	(7,397)	(212)	—		(244)	(7,853)

Preferred dividends	(1,158)	—	—	(c)	(292)	(1,450)

Net loss to common stockholders	$(8,555)	$(212)	$—		$(536)	$(9,303)

Loss per share						$(0.52)

Weighted average shares outstanding	16,180,718			(d)	1,569,337	17,750,055

See accompanying notes to these pro forma financial statements.

GreenHunter Energy, Inc.
Condensed Combined Statement of Operations
(in Thousands except for loss per share and shares outstanding)
For the year ended December 31, 2006

	GreenHunter	GreenHunter	Mesquite		Pro forma	Pro forma
	Energy, Inc.	BioFuels, Inc.	Lake		adjustments	balances
REVENUE:
Fuel oil sales	$—	$1,867	$—		$—	$1,867

Total revenue	—	1,867	—		—	1,867

COSTS AND EXPENSES:
Material and freight	—	257	—		—	257
Operating expenses	—	537	—		—	537
Project costs	1,017	—	—		—	1,017
General and administrative	677	1,034	—	(a)	392	2,103
Depreciation	35	147	—		—	182

Total costs and expenses	1,729	1,975	—		392	4,096

OPERATING LOSS	(1,729)	(108)	—		(392)	(2,229)

OTHER INCOME / (EXPENSE)
Interest and other income	—	58	—		—	58
Interest and other (expense)	(31)	(126)	—	(b)	(417)	(574)

	(31)	(68)	—		(417)	(516)

Net loss	(1,760)	(176)	—		(809)	(2,745)

Preferred dividends	—	—	—	(c)	(1,950)	(1,950)

Net loss to common stockholders	$(1,760)	$(176)	$—		$(2,759)	$(4,695)

Loss per share						$(0.26)

Weighted average shares outstanding	14,590,141			(d)	3,159,914	17,750,055

See accompanying notes to these pro forma financial statements.

NOTES TO PRO FORMA FINANCIAL INFORMATION
1.	Basis of presentation
The unaudited condensed combined statement of operations for the six months ended June 30, 2007 and the year ended December 31, 2006, have been prepared assuming the transactions described below were completed as of January 1, 2006.
2.	Pro forma adjustments to the statement of operations of GreenHunter Energy, Inc. for the six months ended June 30, 2007:
a)	A pro forma adjustment was made to record $196,000 in consulting fees resulting from the Mesquite Lake acquisition.

b)	A pro forma adjustment was made for additional interest on the note payable to the former owners of Channel of $28,000 plus additional accretion of discount of $20,000.

c)	A pro forma adjustment was made to record the payment of additional cash dividends on the 8% Series A convertible preferred stock.

d)	A pro forma adjustment was made to give effect to the issuance of common stock in the acquisition of Channel, the Mesquite Lake bio-mass facility and power purchase agreement and the private placement of 1,500,000 common shares for cash as if all of these transactions had occurred on January 1, 2006.

3.	Pro forma adjustments to the statement of operations of GreenHunter Energy, Inc. for the year ended December 31, 2006:
a)	A pro forma adjustment was made to record $392,000 in consulting fees resulting from the Mesquite Lake acquisition.

b)	A pro forma adjustment was made for additional interest expense on the convertible note payable to stockholder of $251,000, for interest on the note payable to the former owners of Channel of $100,000, and for accretion of discount of $66,000.

c)	A pro forma adjustment was made to record the payment of dividends on the 8% Series A convertible preferred stock of $1,950,000, consisting of cash dividends of $1,000,000 and the value of the warrants issued in combination with the preferred stock of $950,000.

d)	A pro forma adjustment was made to give effect to the issuance of common stock in the acquisition of Channel, the Mesquite Lake bio-mass facility and power purchase agreement and the private placement of 1,500,000 common shares for cash as if all of these transactions had occurred on January 1, 2006.